
07076156


MAIL PROCESSING
RECEIVED
OCT 01 2007
WASH, D.C.
209
SECTION

UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Panama
Exact name of registrant as specified in charter

0000076027
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2006
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-07558
SEC file number, if available

S-____________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

PROCESSED
OCT 12 2007
THOMSON
FINANCIAL

Fiscal year ended December 31, 2006
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Panama City, Republic of Panama, on the 1st day of October, 2007.

REPUBLIC OF PANAMA

By: /s/ Héctor E. Alexander H.
Héctor E. Alexander H.
Minister of Economy and Finance of the Republic of Panama

Total Number of Pages: 117
Exhibit Index is on page: 3

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Panama's Annual Report on Form 18-K for the year ended December 31, 2006 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2007 Annual Budget of the Republic of Panama (in Spanish).

EXHIBIT C

GACETA OFICIAL

AÑO CIII PANAMÁ, R. DE PANAMA VIERNES 22 DE DICIEMBRE DE 2006 N°25,697

CONTENIDO

ASAMBLEA NACIONAL
LEY N° 54
(20 de diciembre de 2006)

Por la cual se dicta el Presupuesto General del Estado para la vigencia fiscal de 2007

LA ASAMBLEA NACIONAL

DECRETA:

TÍTULO I

RESUMEN DEL PRESUPUESTO GENERAL DEL ESTADO

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS DEL PRESUPUESTO GENERAL DEL ESTADO

ARTÍCULO 1. Apruébase el Presupuesto General del Estado para la vigencia fiscal de 2007 cuyo resumen por grupos institucionales, ingresos y gastos se expresan a continuación en Balboas:

GRUPOS INSTITUCIONALES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
0. GOBIERNO CENTRAL	[illegible]	1,343,605,636	[illegible]	[illegible]	1,087,435,861	4,376,431,800
1. INSTITUCIONES DESCENTRALIZADAS	1,843,876,600	302,415,600	[illegible]	1,738,466,696	407,826,506	2,146,292,200
2. EMPRESAS PÚBLICAS	814,124,190	[illegible]	868,000,800	429,163,670	138,836,830	868,000,800
3. INTERMEDIARIOS FINANCIEROS	417,885,980	743,817,300	1,161,403,000	324,755,000	836,647,240	1,161,402,800
TOTAL	5,909,112,140	2,343,114,936	8,252,227,080	5,301,424,464	2,950,885,626	8,252,227,080
MENOS TRANSFERENCIAS INTER INSTITUCIONALES	689,592,200	186,658,500	876,250,700	689,592,200	186,658,500	876,250,700
TOTAL PRESUPUESTO GENERAL DEL ESTADO	5,219,519,945	2,186,456,436	7,378,976,380	4,611,832,254	2,764,144,126	7,378,976,380

Total No. of Pages: 117
Exhibit Index is on page: 3
Page 5 of 117

GACETA OFICIAL

ORGANO DEL ESTADO

Fundada por el Decreto No. 10 de 11 de noviembre de 1903

MGTER. OTTO ARLES ACOSTA M.
DIRECTOR GENERAL

LICDA. YEXENIA RUIZ
SUBDIRECTORA

OFICINA
Calle Quinta Este, Edificio Casa Alianza, entrada lateral
Primer piso puerta 205, San Felipe Ciudad de Panamá
Teléfono: 527-9833/9830 - Fax: 527-9689
Apartado Postal 2189
Panamá, República de Panamá

LEYES, AVISOS, EDICTOS Y OTRAS PUBLICACIONES

www.gacetaoficial.gob.pa

PRECIO: B/.4.00

Confeccionado en los talleres de Editora Panamá América S.A. Tel. 230-7777

ARTÍCULO 2. Apruébase los gastos corrientes del Presupuesto General del Estado para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas :

GRUPOS INSTITUCIONALES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	APORTE AL FISCO	INTERESES DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	1,298,132,430	310,879,580	402,485,300	0	797,601,229	2,809,098,529
1. INSTITUCIONES DESCENTRALIZADAS	834,022,448	854,934,347	0	29,199,500	310,400	1,718,466,695
2. EMPRESAS PÚBLICAS	224,036,494	20,516,778	2,656,100	166,503,900	15,390,400	429,103,670
3. INTERMEDIARIOS FINANCIEROS	215,204,360	6,706,100	0	85,000,000	17,845,100	324,755,560
TOTAL	2,571,395,732	1,193,036,805	405,141,400	280,703,400	831,147,129	5,381,424,484

ARTÍCULO 3. Apruébase los gastos de capital del Presupuesto General del Estado para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

GRUPOS INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
0. GOBIERNO CENTRAL	789,212,300	10,200,000	173,305,900	594,807,171	1,567,433,021
1. INSTITUCIONES DESCENTRALIZADAS	400,005,900	6,279,[illegible]		1,530,800	407,825,005
2. EMPRESAS PÚBLICAS	114,891,300	[illegible]	4,500,000	17,000,850	138,896,850
3. INTERMEDIARIOS FINANCIEROS	804,443,600	[illegible]	0	27,037,000	836,847,240
TOTAL	2,1[illegible]	24,087,825	177,[illegible]	640,474,801	2,[illegible]

CAPÍTULO II
POLITÍCA SECTORIAL DEL GASTO PÚBLICO Y ASIGNACIÓN DE RECURSOS

ARTÍCULO 4. La administración de los gastos corrientes y gastos de capital se ejecutará de acuerdo a la siguiente política sectorial y asignacion de recursos en Balboas:

SECTORES	ASIGNACIÓN DE RECURSOS	PORCENTAJE (%)
DESARROLLO DE LOS SERVICIOS SOCIALES	3,469,096,800	47.03
DESARROLLO DE LA INFRAESTRUCTURA	480,103,900	6.51
DESARROLLO Y FOMENTO DE LA PRODUCCIÓN	1,240,708,470	16.82
SERVICIOS GENERALES	727,143,280	9.86
SERVICIO DE LA DEUDA PÚBLICA	1,458,922,330	19.78
TOTAL	7,375,97[illegible]	100.00

Total No. of Pages: 117
Exhibit Index is on pg: 3

CAPITULO III

PRESUPUESTO DEL SECTOR PÚBLICO NO FINANCIERO

ARTÍCULO 5. Apruébase el Presupuesto del Sector Público No Financiero (SPNF) para la vigencia fiscal de 2007 cuyo resumen de ingresos y gastos se expresan a continuación en Balboas :

DETALLE	TOTAL
INGRESOS TOTALES	**4,991,758,955**
INGRESOS CORRIENTES	4,905,203,445
RECURSOS DEL PATRIMONIO	57,632,600
DONACIONES	28,922,910
GASTOS CORRIENTES	**4,436,007,579**
SERVICIOS PERSONALES	1,733,034,596
SERVICIOS NO PERSONALES	355,143,172
MATERIALES Y SUMINISTROS	257,403,404
MAQUINARIA Y EQUIPO	16,975,525
INVERSION FINANCIERA	2,259,700
TRANSFERENCIAS CORRIENTES	1,203,460,603
ASIGNACIONES GLOBALES	14,685,450
SEGURO EDUCATIVO	37,126,000
INTERESES DE LA DEUDA	815,919,129
INTERNA	173,852,121
EXTERNA	642,067,008
SUPERAVIT/DEFICIT CORRIENTE	**469,195,866**
INVERSION	**1,253,676,000**
CORRIENTE	1,253,676,000
BALANCE	**-697,924,624**
FINANCIAMIENTO	**697,924,624**
INTERNO NETO	-272,323,788
CREDITO INTERNO	48,506,500
SALDO EN CAJA	58,277,358
USO RESERVA	158,694,000
INVERSION FINANCIERA	-103,411,000
AMORTIZACION	-434,390,646
EXTERNO NETO	970,248,412
CREDITO EXTERNO	1,167,766,067
AMORTIZACION	-197,517,655

Total Number of Pages: 117
Exhibit Index is on page: 3
Page 7 of 117

TÍTULO II

PRESUPUESTO DEL GOBIERNO CENTRAL

CAPÍTULO I

RESUMEN DE INGRESOS Y GASTOS

ARTÍCULO 6. Apruébase el Presupuesto del Gobierno Central para la vigencia fiscal de 2007 cuyo resumen de ingresos y de gastos se expresan a continuación en Balboas:

INGRESOS		GASTOS	
TOTAL	4,376,531,580	TOTAL	4,376,531,580
1. INGRESOS CORRIENTES	3,133,525,945	1. *GASTOS CORRIENTES*	2,809,098,529
1.1. INGRESOS TRIBUTARIOS	1,679,002,000	1.1. GASTOS DE OPERACIÓN	1,298,132,420
1.1.1. IMPUESTOS DIRECTOS	881,807,000		
1.1.2. IMPUESTOS INDIRECTOS	797,200,000	1.2. TRANSFERENCIAS CORRIENTES Y SUBSIDIOS	713,364,880
		TRANSFERENCIAS CORRIENTES	310,879,580
1.2. INGRESOS NO TRIBUTARIOS	1,334,018,945	TRANSFERENCIAS PROPIAS	101,356,780
1.2.1. RENTA DE ACTIVOS	12,868,000	TRANSFERENCIAS C.S.S.	209,522,800
1.2.2. PART. EN UTILIDADES EMPRESAS	579,385,900	SUBSIDIOS	402,485,300
1.2.3. TRANSFERENCIAS CORRIENTES	3,844,200	1.3. INTERESES DE LA DEUDA PÚBLICA	797,601,229
1.2.4. TASAS Y DERECHOS	445,154,600		
1.2.5. CONTRIBUCIÓN DE MEJORAS	1,740,000		
1.2.6. INGRESOS VARIOS	23,668,345		
1.2.7. APORTE AL FISCO	267,377,700		
1.3. OTROS INGRESOS CORRIENTES	84,000,000		
1.3.2. INTERESES Y COMISIONES GANADOS	84,000,000		
1.4. SALDO EN CAJA Y EN BANCO			
1.4.2. DISPONIBLE LIBRE EN BANCO			
1.5. INGRESO DE GESTIÓN	36,500,000		
2. INGRESOS DE CAPITAL	1,243,005,635	2. *GASTOS DE CAPITAL*	1,567,433,051
2.1. RECURSOS PROPIOS DE CAPITAL	20,648,858	2.1. INVERSIONES	789,212,500
2.1.1. VENTA DE ACTIVOS	2,000,000	2.2. OTROS GASTOS DE CAPITAL	10,206,880
2.1.3. RECUPERACIÓN DE PRÉSTAMOS	10,332,000	2.3. TRANSFERENCIAS DE CAPITAL	173,206,500
2.1.4. RECUPERACIÓN DE COLOCACIONES	8,316,858	2.4. AMORTIZACIÓN DE LA DEUDA PÚBLICA	594,807,171
2.2. RECURSOS DEL CRÉDITO	1,176,665,767		
2.2.1. CRÉDITO INTERNO	16,000,000		
2.2.2. CRÉDITO EXTERNO	1,160,665,767		
2.3. OTROS INGRESOS DE CAPITAL	18,191,010		
2.3.2. TRANSFERENCIA DE CAPITAL	18,191,010		
2.4. SALDO EN CAJA Y BANCO	27,500,000		
2.4.2. DISPONIBLE LIBRE EN BANCO	27,500,000		

ARTÍCULO 7. Apruébase los gastos corrientes del Presupuesto del Gobierno Central para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES				
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	1,290,132,420	318,879,580	402,485,300	797,601,229	2,809,098,529
ASAMBLEA NACIONAL	46,560,200	195,500	2,764,400	0	49,520,100
CONTRALORÍA GENERAL DE LA REPÚBLICA	43,542,300	96,800	0	0	43,639,100
MINISTERIO DE LA PRESIDENCIA	49,211,900	2,031,100	2,614,300	0	53,857,300
MINISTERIO DE GOBIERNO Y JUSTICIA	203,193,800	37,009,100	6,685,000	0	246,887,900
MINISTERIO DE RELACIONES EXTERIORES	35,292,600	1,512,800	0	0	36,805,400
MINISTERIO DE EDUCACIÓN	446,698,100	23,036,700	197,494,200	0	667,229,000
MINISTERIO DE COMERCIO E INDUSTRIAS	15,368,600	2,102,900	12,305,500	0	29,777,000
MINISTERIO DE OBRAS PÚBLICAS	26,002,000	10,200	0	0	26,012,200
MINISTERIO DE DESARROLLO AGROPECUARIO	27,624,900	766,800	11,002,900	0	39,394,600
MINISTERIO DE SALUD	181,053,800	182,205,000	155,991,600	0	519,250,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	12,937,900	397,500	0	0	13,335,400
MINISTERIO DE VIVIENDA	13,926,300	4,800	0	0	13,931,100
MINISTERIO DE ECONOMÍA Y FINANZAS	55,229,600	54,228,380	13,627,400	0	123,085,380
MINISTERIO DE DESARROLLO SOCIAL	13,446,500	2,401,000	0	0	15,847,500
ÓRGANO JUDICIAL	43,221,700	204,500	0	0	43,426,200
MINISTERIO PÚBLICO	48,710,900	1,672,800	0	0	50,383,700
TRIBUNAL ELECTORAL	24,523,900	2,750,400	0	0	27,274,300
OTROS GASTOS DE LA ADMINISTRACIÓN	11,587,420	253,300	0	0	11,840,720
DEUDA PÚBLICA	0	0	0	797,601,229	797,601,229

ARTÍCULO 8. Apruébase los gastos de capital del Presupuesto del Gobierno Central para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	789,212,500	10,206,880	173,206,500	594,807,171	1,567,433,051
ASAMBLEA NACIONAL	1,154,700	994,300	135,900	0	2,284,900
CONTRALORÍA GENERAL DE LA REPÚBLICA	3,155,500	103,500	0	0	3,259,000
MINISTERIO DE LA PRESIDENCIA	87,177,300	1,217,000	15,720,000	0	104,114,300
MINISTERIO DE GOBIERNO Y JUSTICIA	10,663,700	1,016,800	115,000	0	11,795,500
MINISTERIO DE RELACIONES EXTERIORES	3,175,000	406,500	0	0	3,581,500
MINISTERIO DE EDUCACIÓN	85,965,300	23,900	37,520,500	0	123,509,700
MINISTERIO DE COMERCIO E INDUSTRIAS	3,853,000	683,000	5,454,500	0	9,990,500
MINISTERIO DE OBRAS PÚBLICAS	273,000,000	146,500	0	0	273,146,500
MINISTERIO DE DESARROLLO AGROPECUARIO	43,580,700	895,500	4,925,000	0	49,401,200
MINISTERIO DE SALUD	75,858,800	155,600	31,425,000	0	107,439,400
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	2,394,400	323,500	73,245,800	0	75,963,700
MINISTERIO DE VIVIENDA	26,087,900	413,000	0	0	26,500,900
MINISTERIO DE ECONOMÍA Y FINANZAS	132,244,700	712,400	4,664,800	0	137,621,900
MINISTERIO DE DESARROLLO SOCIAL	23,523,100	98,500	0	0	23,621,600
ÓRGANO JUDICIAL	11,013,400	177,300	0	0	11,190,700
MINISTERIO PÚBLICO	6,365,000	266,600	0	0	6,631,600
TRIBUNAL ELECTORAL	0	2,433,500	0	0	2,433,500
OTROS GASTOS DE LA ADMINISTRACIÓN	0	139,480	0	0	139,480
DEUDA PÚBLICA	0	0	0	594,807,171	594,807,171

CAPÍTULO II
PRESUPUESTO DE INGRESOS

ARTÍCULO 9. Apruébase el presupuesto de ingresos del Gobierno Central para la vigencia fiscal de 2007 por un monto de B/.4,376,531,580 de acuerdo con el siguiente detalle:

CÓDIGO	DETALLE	ASIGNADO
0.55.0.0.0.0.00	GOBIERNO CENTRAL	4,376,531,580
0.55.1.0.0.0.00	INGRESOS CORRIENTES	3,133,525,945
0.55.1.1.0.0.00	INGRESOS TRIBUTARIOS	1,679,007,000
0.55.1.1.1.0.00	IMPUESTOS DIRECTOS	881,807,000
0.55.1.1.1.1.00	SOBRE LA RENTA	743,700,000
0.55.1.1.1.1.01	PERSONA NATURAL	34,500,000
0.55.1.1.1.1.02	PERSONA JURÍDICA	288,500,000
0.55.1.1.1.1.03	PLANILLA	248,500,000
0.55.1.1.1.1.04	DIVIDENDOS	31,000,000
0.55.1.1.1.1.05	COMPLEMENTARIO	21,600,000
0.55.1.1.1.1.06	AUTORIDAD DEL CANAL	63,000,000
0.55.1.1.1.1.07	ZONA LIBRE DE COLÓN	5,600,000
0.55.1.1.1.1.09	TRANSFERENCIAS DE BIENES INMUEBLES	15,750,000
0.55.1.1.1.1.10	GANANCIA DE CAPITAL	35,250,000
0.55.1.1.1.2.00	SOBRE LA PROPIEDAD Y PATRIMONIO	100,981,000
0.55.1.1.1.2.01	INMUEBLES	65,000,000
0.55.1.1.1.2.02	LICENCIAS COMERCIALES	35,981,000
0.55.1.1.1.4.00	SEGURO EDUCATIVO	37,126,000
0.55.1.1.1.4.99	SEGURO EDUCATIVO	37,126,000
0.55.1.1.2.0.00	IMPUESTOS INDIRECTOS	797,200,000
0.55.1.1.2.1.00	TRANS. DE BIENES MUEBLES Y SERV. (ITBMS)	309,400,000
0.55.1.1.2.1.01	IMPORTACIÓN	145,000,000
0.55.1.1.2.1.02	DECLARACIÓN-VENTAS	164,400,000
0.55.1.1.2.2.00	IMPORTACIÓN	283,100,000
0.55.1.1.2.2.01	TABACO Y SUS MANUFACTURAS	50,000
0.55.1.1.2.2.02	LICORES EN GENERAL Y TIMBRES	2,400,000
0.55.1.1.2.2.03	INSTRUM. CIENTIF. DE MEDICIÓN Y CONTROL	2,000,000
0.55.1.1.2.2.04	COMESTIBLES O. ANIM. Y VEG.	10,400,000
0.55.1.1.2.2.05	GRASAS Y ACEITES ANIMALES Y VEGETALES	300,000
0.55.1.1.2.2.06	MAQUINARIA INDUSTRIAL Y AGRÍCOLA	8,800,000
0.55.1.1.2.2.07	MAQUINARIA DE ESCRIBIR Y CALCULADORAS	2,400,000
0.55.1.1.2.2.08	RADIOS, FONÓGRAFOS Y ACCESORIOS	5,600,000
0.55.1.1.2.2.09	REFRIGERADORAS Y ACCESORIOS	2,400,000
0.55.1.1.2.2.10	AUTOS ACCESORIOS Y LLANTAS	25,600,000
0.55.1.1.2.2.11	ACEITE Y GRASAS Y MINERALES	100,000
0.55.1.1.2.2.12	ARTÍCULOS DE CAUCHO	3,200,000

0.55.1.1.2.2.13	MUEBLES DE MADERA Y METAL	2,000,000
0.55.1.1.2.2.14	*PRODUCTOS QUÍMICOS*	10,400,000
0.55.1.1.2.2.15	METALES EN GENERAL	4,400,000
0.55.1.1.2.2.16	MADERAS EN GENERAL	1,500,000
0.55.1.1.2.2.17	*JUGUETES, JUEGOS Y ARTS. PARA RECREACIÓN*	1,500,000
0.55.1.1.2.2.18	FERRETERÍA Y ACCESORIOS ELÉCTRICOS	5,600,000
0.55.1.1.2.2.19	PINTURA, TINTA Y COLORANTES	500,000
0.55.1.1.2.2.20	*ART. HECHOS EN MATERIALES PLÁSTICOS*	2,200,000
0.55.1.1.2.2.21	ARTÍCULOS DE ALGODÓN	300,000
0.55.1.1.2.2.22	TEJIDOS EN GENERAL EXCEPTO DE ALGODÓN	1,500,000
0.55.1.1.2.2.23	CALZADOS EN GENERAL	2,000,000
0.55.1.1.2.2.24	VESTIDOS EN GENERAL	7,000,000
0.55.1.1.2.2.25	PAPELERÍA Y ÚTILES DE ESCRITORIO	3,200,000
0.55.1.1.2.2.26	ART. DE VIAJES BOLSAS-MANO	700,000
0.55.1.1.2.2.27	LOZA Y CRISTALERÍAS	800,000
0.55.1.1.2,2.28	COMBUSTIBLES	800,000
0.55.1.1.2.2.29	ARTÍCULOS NO ESPECIFICADOS	173,950,000
0.55.1.1.2.2.30	GRAVAMEN ADICIONAL A LA IMPORTACIÓN	200,000
0.55.1.1.2.2.35	OTROS GRAVÁMENES	1,300,000
0.55.1.1.2.4.00	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	165,500,000
0.55.1.1.2.4.01	PRIMA DE SEGUROS	21,400,000
0.55.1.1.2.4.02	CONSUMO DE COMBUSTIBLE Y DERIV. DE PETRÓLEO	95,000,000
0.55.1.1.2.4.05	CONSUMO DE CERVEZA	21,800,000
0.55.1.1.2.4.06	CONSUMO DE LICORES	16,100,000
0.55.1.1.2.4.07	CONSUMO DE VINOS	100,000
0.55.1.1.2.4.08	VENTA DE GASEOSAS	3,300,000
0.55.1.1.2.4.10	JOYAS Y ARMAS DE FUEGO	1,000,000
0.55.1.1.2.4.11	TELEVISIÓN, CABLE, MICROONDA, TEL. CELULAR	5,800,000
0.55.1.1.2.4.12	JUEGOS DE SUERTE Y AZAR	1,000,000
0.55.1.1.2.7.00	SOBRE ACTOS JURÍDICOS	30,200,000
0.55.1.1.2.7.02	TIMBRES NACIONALES	14,800,000
0.55.1.1.2.7.06	DECLARACIÓN-TIMBRES	15,400,000
0.55.1.1.2.8.00	OTROS IMPUESTOS INDIRECTOS	9,000,000
0.55.1.1.2.8.02	BANCOS Y CASAS DE CAMBIO	8,500,000
0.55.1.1.2.8.03	LICENCIAS COMERCIALES Y PROFESIONALES	500,000
0.55.1.2.0.0.00	INGRESOS NO TRIBUTARIOS	1,334,018,945
0.55.1.2.1.0.00	RENTA DE ACTIVOS	12,868,000
0.55.1.2.1.1.00	ARRENDAMIENTOS	3,000,000
0.55.1.2.1.1.02	DE LOTES Y TIERRAS	3,000,000
0.55.1.2.1.2.00	EXPLORACIÓN Y EXPLOTACIÓN	200,000
0.55.1.2.1.2.02	EXPLOTACIÓN DE MINAS Y CANTERAS	200,000
0.55.1.2.1.3.00	INGRESOS POR VENTA DE BIENES	100,000
0.55.1.2.1.3.10	IMPRESOS Y FORMULARIOS	100,000
0.55.1.2.1.4.00	INGRESOS POR VENTAS DE SERVICIOS	9,568,000
0.55.1.2.1.4.04	CORREOS Y TELÉGRAFOS	8,000,000
0.55.1.2.1.4.18	SER. PÚB. ÁREA DEL CANAL	1,568,000
0.55.1.2.2.0.00	PART. EN UTILIDADES EMPRESAS	579,385,900
0.55.1.2.2.1.00	DIVIDENDOS DE EMPRESAS	578,885,900
0.55.1.2.2.1.01	DIVIDENDOS CABLE AND WIRELESS	40,000,000

0.55.1.2.2.1.03	DIVIDENDOS DEL CANAL	490,652,000
0.55.1.2.2.1.04	DIVIDENDOS EMPRESAS ELÉCTRICAS	44,000,000
0.55.1.2.2.1.05	DIVIDENDOS AITSA	4,233,900
0.55.1.2.2.5.00	ACUÑACIÓN DE MONEDAS	500,000
0.55.1.2.2.5.01	SEÑOREAJE	500,000
0.55.1.2.3.0.00	TRANSFERENCIAS CORRIENTES	3,844,200
0.55.1.2.3.2.00	INSTITUCIONES DESCENTRALIZADAS	1,870,900
0.55.1.2.3.2.10	CAJA DE SEGURO SOCIAL	1,236,700
0.55.1.2.3.2.16	CLICAC	4,600
0.55.1.2.3.2.17	REGISTRO PÚBLICO	32,300
0.55.1.2.3.2.20	I.F.A.R.H.U.	42,800
0.55.1.2.3.2.21	DEFENSORÍA DEL PUEBLO	20,000
0.55.1.2.3.2.22	ENTE REGULADOR	15,700
0.55.1.2.3.2.25	I.D.I.A.P.	33,100
0.55.1.2.3.2.30	I.N.A.C.	60,000
0.55.1.2.3.2.35	I.N.D.E.	53,700
0.55.1.2.3.2.37	I.N.A.F.O.R.P.	30,700
0.55.1.2.3.2.38	A.N.A.M.	38,100
0.55.1.2.3.2.40	I.P.H.E.	49,000
0.55.1.2.3.2.42	I.P.A.C.O.O.P.	10,100
0.55.1.2.3.2.45	I.P.A.T.	92,300
0.55.1.2.3.2.90	UNIVERSIDAD DE PANAMÁ	77,100
0.55.1.2.3.2.95	UNIVERSIDAD TECNOLÓGICA	44,100
0.55.1.2.3.2.96	UNIVERSIDAD DE LAS AMÉRICAS	30,600
0.55.1.2.3.3.00	EMPRESAS PÚBLICAS	736,000
0.55.1.2.3.3.04	AUTORIDAD MARÍTIMA	84,000
0.55.1.2.3.3.08	BINGOS NACIONALES	47,200
0.55.1.2.3.3.38	AUTORIDAD AERONÁUTICA CIVIL	81,500
0.55.1.2.3.3.66	IDAAN	193,400
0.55.1.2.3.3.70	IMA	42,400
0.55.1.2.3.3.78	ETESA	140,300
0.55.1.2.3.3.82	LOTERÍA NACIONAL DE BENEFICENCIA	99,200
0.55.1.2.3.3.96	ZONA LIBRE DE COLÓN	48,000
0.55.1.2.3.4.00	INTERMEDIARIOS FINANCIEROS	506,900
0.55.1.2.3.4.10	SUPERINTENDENCIA DE BANCOS	40,000
0.55.1.2.3.4.15	BANCO DE DESARROLLO AGROPECUARIO	113,600
0.55.1.2.3.4.30	BANCO HIPOTECARIO NACIONAL	61,900
0.55.1.2.3.4.45	BANCO NACIONAL DE PANAMÁ	183,300
0.55.1.2.3.4.60	CAJA DE AHORROS	75,000
0.55.1.2.3.4.80	COMISIÓN NACIONAL DE VALORES	2,900
0.55.1.2.3.4.90	I.S.A.	30,200
0.55.1.2.3.6.00	MUNICIPIOS	360,000
0.55.1.2.3.6.16	COLÓN	55,000
0.55.1.2.3.6.20	CHANGUINOLA	21,000
0.55.1.2.3.6.30	DAVID	33,000
0.55.1.2.3.6.75	LA CHORRERA	16,000
0.55.1.2.3.6.76	PANAMÁ	200,000
0.55.1.2.3.6.78	SAN MIGUELITO	35,000
0.55.1.2.3.7.00	SECTOR PRIVADO	149,900



0.55.1.2.3.7.16	CLICAC	500
0.55.1.2.3.7.20	IFARHU	5,000
0.55.1.2.3.7.25	IDIAP	300
0.55.1.2.3.7.30	INAC	2,700
0.55.1.2.3.7.35	INDE	2,000
0.55.1.2.3.7.37	INAFORP	1,000
0.55.1.2.3.7.38	A.N.A.M.	2,000
0.55.1.2.3.7.40	IPHE	500
0.55.1.2.3.7.42	IPACOOP	2,000
0.55.1.2.3.7.45	IPAT	22,000
0.55.1.2.3.7.46	TRANSMISION DE DATOS (VARIOS)	111,900
0.55.1.2.3.8.00	EMPRESAS PÚBLICAS (INF. ESTATAL)	212,000
0.55.1.2.3.8.05	AUTORIDAD MARÍTIMA	26,000
0.55.1.2.3.8.08	BINGOS NACIONALES	1,000
0.55.1.2.3.8.38	AUTORIDAD AERONÁUTICA CIVIL	4,000
0.55.1.2.3.8.66	IDAAN	10,000
0.55.1.2.3.8.70	IMA	1,000
0.55.1.2.3.8.82	LOTERÍA NACIONAL DE BENEFICENCIA	110,000
0.55.1.2.3.8.96	ZONA LIBRE DE COLÓN	60,000
0.55.1.2.3.9.00	INTERMEDIARIOS FINANCIEROS (INF. EST.)	8,500
0.55.1.2.3.9.15	BANCO DE DESARROLLO AGROPECUARIO	4,000
0.55.1.2.3.9.30	BANCO HIPOTECARIO NACIONAL	4,000
0.55.1.2.3.9.90	INSTITUTO DE SEGURO AGROPECUARIO	500
0.55.1.2.4.0.00	TASAS Y DERECHOS	445,134,600
0.55.1.2.4.1.00	DERECHOS	381,978,100
0.55.1.2.4.1.02	PEAJES DEL CANAL	341,057,000
0.55.1.2.4.1.04	CONCESIÓN DE FERROCARRIL	62,500
0.55.1.2.4.1.05	LICENCIA PARA PESCA DE CAMARÓN	125,000
0.55.1.2.4.1.35	PEAJE POR USO DE AUTOPISTA	5,000,000
0.55.1.2.4.1.36	TRASIEGO DE PETRÓLEO	175,000
0.55.1.2.4.1.43	REGISTRO OFICIAL DE LA IND. NACIONAL	500,000
0.55.1.2.4.1.45	CONCESIONES VARIAS	24,000,000
0.55.1.2.4.1.46	CONCESIONES B. R.	11,058,600
0.55.1.2.4.2.00	TASAS	63,156,500
0.55.1.2.4.2.01	ALMACENAJE DE ADUANA	200,000
0.55.1.2.4.2.03	BOLETÍN OFIC. DE LA PROPIEDAD INDUSTRIAL	1,100,000
0.55.1.2.4.2.05	TASA ANUAL-VIGENCIA SOCIEDAD ANÓNIMAS	58,366,500
0.55.1.2.4.2.06	TASA DE OLEODUCTO	2,450,000
0.55.1.2.4.2.22	AUTENTIFICACIÓN DE FIRMAS	240,000
0.55.1.2.4.2.35	SERV. VIGILANCIA ESPECIAL	400,000
0.55.1.2.4.2.36	SERVICIO ADM. ADUANERO	400,000
0.55.1.2.5.0.00	CONTRIBUCIÓN DE MEJORAS	1,740,000
0.55.1.2.5.0.01	TASA DE VALORIZACIÓN	1,740,000
0.55.1.2.6.0.00	INGRESOS VARIOS	23,668,545
0.55.1.2.6.0.01	MULTAS, RECARGOS E INTERESES	2,318,545
0.55.1.2.6.0.02	DEPÓSITOS	250,000
0.55.1.2.6.0.03	DEPÓSITOS CADUCADOS	2,100,000
0.55.1.2.6.0.99	OTROS INGRESOS VARIOS	19,000,000
0.55.1.2.7.0.00	APORTE AL FISCO	267,377,700

0.55.1.2.7.2.00	ENTIDADES DESCENTRALIZADAS	21,901,500
0.55.1.2.7.2.10	IPAT	701,500
0.55.1.2.7.2.95	REGISTRO PÚBLICO	21,200,000
0.55.1.2.7.3.00	EMPRESAS PÚBLICAS	160,476,200
0.55.1.2.7.3.02	AUTORIDAD DEL TRÁNSITO	7,298,000
0.55.1.2.7.3.03	AUTORIDAD MARÍTIMA DE PANAMÁ	53,526,000
0.55.1.2.7.3.06	LOTERÍA NACIONAL DE BENEFICENCIA	69,434,900
0.55.1.2.7.3.96	ZONA LIBRE DE COLÓN	30,217,300
0.55.1.2.7.4.00	INTERMEDIARIOS FINANCIEROS	85,000,000
0.55.1.2.7.4.45	BANCO NACIONAL	85,000,000
0.55.1.3.0.0.00	OTROS INGRESOS CORRIENTES	84,000,000
0.55.1.3.2.0.00	INTERESES Y COMISIONES GANADOS	84,000,000
0.55.1.3.2.4.00	INT. Y COMISIONES GANADOS S/VALORES	84,000,000
0.55.1.3.2.4.45	INTERESES DEL FONDO FIDUC.	74,000,000
0.55.1.3.2.4.50	INTERESES SOBRE COLOCACIONES	6,252,600
0.55.1.3.2.4.60	INTERESES SOBRE ENTIDADES PÚBLICAS	3,747,400
0.55.1.5.0.0.00	INGRESOS COR. INCORPORADOS	36,500,000
0.55.1.5.1.0.00	RENTA DE ACTIVOS	9,720,026
0.55.1.5.1.1.00	ARRENDAMIENTOS	100,000
0.55.1.5.1.1.01	DE EDIFICIOS Y LOCALES	100,000
0.55.1.5.1.3.00	INGRESO POR VENTA DE BIENES	2,160,884
0.55.1.5.1.3.01	PRODUCTOS AGRÍCOLAS	44,000
0.55.1.5.1.3.09	PROD. TALLER Y ARTESANÍA	20,000
0.55.1.5.1.3.10	IMPRESOS Y FORMULARIOS	720,000
0.55.1.5.1.3.12	PRODUCTOS MÉDICOS FARMACÉUTICOS	275,000
0.55.1.5.1.3.16	TARJETAS DE IDENTIFICACIÓN	150,392
0.55.1.5.1.3.98	VENTA DE TIERRA	428,000
0.55.1.5.1.3.99	OTROS INGRESOS POR BIENES	523,492
0.55.1.5.1.4.00	INGRESO POR VENTA DE SERVICIOS	7,389,142
0.55.1.5.1.4.04	MEDIOS DE COMUNICACIÓN	147,800
0.55.1.5.1.4.07	LAB. Y CENTROS ESPECIALES	143,000
0.55.1.5.1.4.08	SERVICIOS ADMINISTRATIVOS	55,000
0.55.1.5.1.4.09	MARCAS Y PATENTES	300,000
0.55.1.5.1.4.10	PROMOCIÓN DE ARTESANÍA	64,000
0.55.1.5.1.4.11	COMERCIO EXTERIOR	90,000
0.55.1.5.1.4.12	FINANCIERAS	143,000
0.55.1.5.1.4.13	RECURSOS MINERALES	184,000
0.55.1.5.1.4.23	SERVICIOS DE ODONTOLOGÍA	90,000
0.55.1.5.1.4.25	FONDO DE DESCUENTO CONTRALORÍA	6,000,000
0.55.1.5.1.4.26	PROPIEDAD HORIZONTAL	172,342
0.55.1.5.1.5.00	ING. POR ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.1.5.06	ESPECTÁCULOS PÚBLICOS	70,000
0.55.1.5.4.0.00	TASAS Y DERECHOS	19,951,655
0.55.1.5.4.1.00	DERECHOS	11,242,855
0.55.1.5.4.1.26	ANUNCIOS COMERCIALES	520,000
0.55.1.5.4.1.33	SERVICIOS DE GUARDERÍA	38,508
0.55.1.5.4.1.41	LIC. PARA SEGURO Y REASEGURO	260,000
0.55.1.5.4.1.44	PERMISOS PARA PORTAR ARMAS	70,000
0.55.1.5.4.1.45	PASAPORTE	3,021,250



Total number of Pages: 117
Exhibit Index is on page: 3
Page 15 of 117

0.55.1.5.4.1.46	MIGRACIÓN	7,333,097
0.55.1.5.4.2.00	TASAS	8,708,800
0.55.1.5.4.2.04	FONDO DEL T. ELECTORAL	1,677,900
0.55.1.5.4.2.15	INSPECCIÓN Y AVALÚO CATASTRAL	70,000
0.55.1.5.4.2.20	EXPEDICIÓN DE DOCUMENTO	450,000
0.55.1.5.4.2.23	EXPEDICIÓN DE CARNETS	200,000
0.55.1.5.4.2.27	CERTIFICACIÓN DE DIPLOMAS	60,000
0.55.1.5.4.2.38	FOTOCOPIAS DE DOCUMENTOS Y PLANOS	40,000
0.55.1.5.4.2.45	CUSTODIA MARÍTIMA	320,000
0.55.1.5.4.2.47	SELLOS DE SEGURIDAD	50,000
0.55.1.5.4.2.51	CUSTODIA FÍSICA DE ADUANA	330,000
0.55.1.5.4.2.52	3/4 DEL 1% DE ADUANA	500
0.55.1.5.4.2.53	OTROS INGRESOS DE ADUANA	160,000
0.55.1.5.4.2.54	TIMBRES DE MAQ. FRANQUEADORA	115,000
0.55.1.5.4.2.97	OTRAS TASAS VARIAS-SALUD	2,593,014
0.55.1.5.4.2.98	FONDO DE ADMÓN. HOSPITALES	2,642,386
0.55.1.5.6.0.00	INGRESOS VARIOS	6,828,319
0.55.1.5.6.0.04	GOBERNACION	60,000
0.55.1.5.6.0.05	FONDO JUDICIAL	80,069
0.55.1.5.6.0.99	OTROS INGRESOS VARIOS	6,688,250
0.55.2.0.0.0.00	INGRESOS DE CAPITAL	1,243,005,635
0.55.2.1.0.0.00	RECURSOS PROPIOS DE CAPITAL	20,648,858
0.55.2.1.1.0.00	VENTA DE ACTIVOS	2,000,000
0.55.2.1.1.1.00	VENTA DE BIENES INMUEBLES	2,000,000
0.55.2.1.1.1.05	TERRENOS	2,000,000
0.55.2.1.3.0.00	RECUPERACIÓN DE PRÉSTAMOS	10,332,000
0.55.2.1.3.0.46	REEMBOLSO ZLC	5,131,700
0.55.2.1.3.0.53	REEMBOLSO B.D.A.	936,000
0.55.2.1.3.0.55	AUTORIDAD MARÍTIMA	2,194,600
0.55.2.1.3.0.56	FONDHABI-MIVI	1,380,000
0.55.2.1.3.0.57	BHN	676,000
0.55.2.1.3.0.58	IMA	13,700
0.55.2.1.4.0.00	RECUPERACIÓN DE COLOCACIONES	8,316,858
0.55.2.1.4.8.00	RECUPERACIÓN DE COLOCACIONES	8,316,858
0.55.2.1.4.8.01	RECURSOS DEL FONDO FIDUCIARIO	8,316,858
0.55.2.2.0.0.00	RECURSOS DEL CRÉDITO	1,176,665,767
0.55.2.2.1.0.00	CRÉDITO INTERNO	16,000,000
0.55.2.2.1.1.00	BONOS	5,000,000
0.55.2.2.1.1.49	BONOS INTERNOS EDUCACION	5,000,000
0.55.2.2.1.4.00	PRÉSTAMOS	11,000,000
0.55.2.2.1.4.04	BANCO NACIONAL - SALUD	5,500,000
0.55.2.2.1.4.06	FONDO DE PRE INVERSIÓN	5,500,000
0.55.2.2.2.0.00	CRÉDITO EXTERNO	1,160,665,767
0.55.2.2.2.1.00	ORG. INTER. DE FINANCIAMIENTO	189,285,100
0.55.2.2.2.1.10	J B I C - MINSA	10,000,000
0.55.2.2.2.1.14	CORPORACIÓN ANDINA DE FOMENTO	37,137,600
0.55.2.2.2.1.21	BID PRESIDENCIA BOCAS DEL TORO	5,000,000
0.55.2.2.2.1.22	BID 1430 MEF	3,000,000
0.55.2.2.2.1.23	PN - 0056 BID MEF	2,697,400

0.55.2.2.2.1.24	PRONAT MEF BID	4,100,000
0.55.2.2.2.1.25	BIRF UTPP MEF	500,000
0.55.2.2.2.1.49	BID 130 MICI	236,800
0.55.2.2.2.1.50	PRESIDENCIA - BID DES. SOSTENIBLE DE DARIÉN	5,000,000
0.55.2.2.2.1.52	BID-MITRADEL 1403	1,000,000
0.55.2.2.2.1.53	BID-SEGURIDAD CIUDADANA G Y J	2,000,000
0.55.2.2.2.1.56	RED DE PROGRAMA SOCIAL	12,449,400
0.55.2.2.2.1.57	BID SANEAMIENTO DE LA BAHIA SALUD	20,200,000
0.55.2.2.2.1.58	BID DESARROLLO SOSTENIDO CHIRIQUI	3,127,000
0.55.2.2.2.1.61	PRESIDENCIA - BID 1612/OC CUENCA	2,603,400
0.55.2.2.2.1.64	BID 1013/OC-PN-EDUC.	7,230,400
0.55.2.2.2.1.68	BID 1350 SALUD P/N	7,910,000
0.55.2.2.2.1.69	BID - MICI PN L 1001	1,325,500
0.55.2.2.2.1.71	BIRF 3841 PA MINSA	2,100,000
0.55.2.2.2.1.74	MEF - BID - DESC.	3,047,200
0.55.2.2.2.1.75	MOP - BID 1468	20,863,900
0.55.2.2.2.1.78	BID PRESIDENCIA PN 1226	7,809,300
0.55.2.2.2.1.79	BIRF 7045 MEF	6,800,000
0.55.2.2.2.1.81	BID-MEF PN 0145	2,317,800
0.55.2.2.2.1.87	FIDA 580 - FRS	5,776,900
0.55.2.2.2.1.90	BID 949 MIVI	8,036,700
0.55.2.2.2.1.91	FIDA-MIDA 385-466	1,907,900
0.55.2.2.2.1.93	BIRF-MINEDUC 7032-PA	5,107,900
0.55.2.2.2.4.00	CONVENIOS CON GOBIERNOS EXTRANJERO	2,000,000
0.55.2.2.2.4.06	GOBIERNO DE KOREA-M[illegible]	2,000,000
0.55.2.2.2.5.00	BONOS EXTERNOS	969,380,667
0.55.2.2.2.5.10	BONOS EXTERNOS 2006[illegible]	959,380,667
0.55.2.2.2.5.12	BONOS EXTERNOS SALUD	10,000,000
0.55.2.3.0.0.00	OTROS INGRESOS DE CAPITAL	18,191,010
0.55.2.3.2.0.00	TRANSFERENCIA DE CAPITAL	18,191,010
0.55.2.3.2.8.00	SECTOR EXTERNO	18,191,010
0.55.2.3.2.8.69	MIDA-AID GUSANO BARRENADOR	9,221,700
0.55.2.3.2.8.80	UNION EUROPEA ORGANO JUDICIAL	3,200,000
0.55.2.3.2.8.81	AGENCIA ESPAÑOLA - MEF	1,520,000
0.55.2.3.2.8.82	UNION EUROPEA - EDUCACION	4,249,310
0.55.2.4.0.0.00	SALDO EN CAJA Y BANCO	27,500,000
0.55.2.4.2.0.00	DISPONIBLE LIBRE EN BANCO	27,500,000
0.55.2.4.2.0.81	SALDO EN BANCO FIDEICOMISO	27,500,000

CAPÍTULO III

0.01 ASAMBLEA NACIONAL

ARTÍCULO 10. Para la ejecución de los programas de funcionamiento e inversión apruébase presupuesto de gastos de la ASAMBLEA NACIONAL para la vigencia fiscal d 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACION EN BALBOAS
Funcionamiento	
Legislación Nacional	23,693,800
Administración General	24,056,200
Transferencias Corrientes	2,764,400
Total del presupuesto de funcionamiento	50,514,400
Inversión	
Construcción y Remodelación	505,000
Programa de Modernización	649,700
Transferencias de Capital	135,900
Total del presupuesto de inversión	1,290,600
TOTAL DEL PRESUPUESTO DE GASTOS	51,805,000

CAPÍTULO IV

0.02 CONTRALORÍA GENERAL DE LA REPÚBLICA

ARTÍCULO 11. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CONTRALORÍA GENERAL DE LA REPÚBLICA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,129,491
Contabilidad Pública	2,671,624
Fiscalización, Regulación y Control	13,189,943
Servicios de Estadística	9,521,339
Responsabilidad Patrimonial	961,757
Transferencias Varias	8,400
Auditoría	4,260,046
Total del presupuesto de funcionamiento	43,742,600
Inversión	
Modernización Tecnológica Fiscalizadora	2,389,500
Fortalecimiento Institucional	766,000
Total del presupuesto de inversión	3,155,500
TOTAL DEL PRESUPUESTO DE GASTOS	46,898,100

CAPÍTULO V

ÓRGANO EJECUTIVO

0.03 MINISTERIO DE LA PRESIDENCIA

ARTÍCULO 12. Para la ejecución de los programas de funcionamiento e inversión apruébase el

Total No. of Pages: 117
Exhibit Index is on pg: 3

presupuesto de gastos del MINISTERIO DE LA PRESIDENCIA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior del Estado	24,407,662
Dirección de Carrera Administrativa	1,135,866
Gaceta Oficial	834,400
Consejo de Defensa y Seguridad Nacional	4,614,264
Servicio de Protección Institucional	10,956,600
Fondo de Inversión Social (FIS)	8,446,624
Desarrollo Integral - Áreas Prioritarias	364,584
Transferencias	4,314,300
Total del presupuesto de funcionamiento	55,074,300
Inversión	
Fondo de Inversión Social (FIS)	45,669,500
Despacho Presidente (Colón)	270,800
Electrificación Rural	3,904,600
Asuntos Comunitarios Desp. Primera Dama	3,426,000
Desarrollo Integral Áreas Prioritarias	28,137,200
Transferencias de Capital	15,720,000
Mejoras de Instalaciones y Equipamiento	5,769,200
Total del presupuesto de inversión	102,897,300
TOTAL DEL PRESUPUESTO DE GASTOS	**157,971,600**


REPUBLICA DE PANAMA

CAPÍTULO VI

0.04 MINISTERIO DE GOBIERNO Y JUSTICIA

ARTÍCULO 13. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE GOBIERNO Y JUSTICIA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,301,200
Desarrollo Gubernamental	6,498,300
Servicio de Comunicación Social	590,300
Servicios Postales y Telegraficos	6,777,000
Servicios Penitenc. y de Rehabilitación	14,666,200
Seguridad Publica	185,532,200
Transferencias Varias	23,539,500
Total del presupuesto de funcionamiento	247,904,700
Inversión	

Construc,Mejoram,y Estudios de Infraest.	783,500
Transferencias de Capital	115,000
Seguridad Pública	9,880,200
Total del presupuesto de inversión	**10,778,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**258,683,400**

CAPÍTULO VII

0.05 MINISTERIO DE RELACIONES EXTERIORES

ARTÍCULO 14. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del MINISTERIO DE RELACIONES EXTERIORES para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:


REPUBLICA DE PANAMA

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,788,400
Política Exterior	24,953,800
Transferencias Varias	1,469,700
Total del presupuesto de funcionamiento	**37,211,900**
Inversión	
Restauración y Remodelación	300,000
Política Exterior	2,575,000
Sistema Integrado de Información	300,000
Total del presupuesto de inversión	**3,175,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,386,900**

CAPÍTULO VIII

0.07 MINISTERIO DE EDUCACIÓN

ARTÍCULO 15. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del *MINISTERIO DE EDUCACIÓN* para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinación Central	43,156,900
Educación Básica General	206,983,100
Educación Media	147,681,400
Educación de Adultos	15,716,900
Educación Post-Media	699,700
Transferencias Corrientes	23,036,700
Transferencias al Sector Público	197,494,200
Seguro Educativo	32,484,000

Total No. of Page: 117
Exhibit Index is on page: 3
Page 20 of 117

Total del presupuesto de funcionamiento	667,252,900
Inversión	
Mantenimiento de Centros Educativo	1,233,900
Construcción y Rehab. de Escuelas	23,737,100
Equipamiento de Centros Educativos	12,048,400
Desarrollo Educativo	9,085,700
Nutrición Escolar	12,573,000
Educación Básica	6,992,700
Transferencias de Capital	37,520,500
Fortalecimiento de Tecn. Educativa	20,294,500
Total del presupuesto de inversión	123,485,800
TOTAL DEL PRESUPUESTO DE GASTOS	790,738,700

CAPÍTULO IX

0.08 MINISTERIO DE COMERCIO E INDUSTRIAS

ARTÍCULO 16. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE COMERCIO E INDUSTRIAS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Servicios Administrativos	8,006,752
Fomento y Regulación Industria	767,372
Fomento y Regulación del Comercio	6,577,545
Regulación de Intermediarios Financieros	916,762
Fomento y Reg. de los Recursos Minerales	768,369
Transferencias	1,117,700
Transferencias al Sector Público	12,305,500
Total del presupuesto de funcionamiento	30,460,000
Inversión	
Desarrollo Comercial e Industrial	3,853,000
Transferencias de Capital	5,454,500
Total del presupuesto de inversión	9,307,500
TOTAL DEL PRESUPUESTO DE GASTOS	39,767,500

CAPÍTULO X

0.09 MINISTERIO DE OBRAS PÚBLICAS

ARTÍCULO 17. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE OBRAS PÚBLICAS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,212,700
Mantenimiento de Obras	16,941,800
Transferencias Varias	4,200
Total del presupuesto de funcionamiento	**26,158,700**
Inversión	
Construcción y Rehabilitación Drenajes	6,375,800
Mantenimiento y Rehabilitación Vial	206,788,900
Construcción y Mej. de Calles y Avenidas	48,368,600
Construcción y Rehabilitación de Puentes	11,466,700
Total del presupuesto de inversión	**273,000,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**299,158,700**

CAPÍTULO XI

0.10 MINISTERIO DE DESARROLLO AGROPECUARIO

ARTÍCULO 18. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Coordinación y Administración	22,132,174
Asistencia Técnica Agrícola	1,216,908
Asistencia Técnica Pecuaria	3,590,346
Ordenación y Distribución de Tierras	1,138,176
Desarrollo Social	587,116
Servicios de Ingeniería Rural	500,780
Transferencias al Sector Público	11,002,900
Transferencias Varias	121,700
Total del presupuesto de funcionamiento	**40,290,100**
Inversión	
Mejoramiento de Productividad	11,367,600
Programa de Desarrollo Tecnológico	4,135,700
Sanidad Agropecuaria	12,823,600
Desarrollo Rural Agropecuario	8,485,000
Otros Proyectos de Inversión	2,768,800
Reconver. y Transfor. Agropecuaria	4,000,000
Transferencias de Capital	4,925,000
Total del presupuesto de inversión	**48,505,700**
TOTAL DEL PRESUPUESTO DE GASTOS	**88,795,800**

CAPÍTULO XII

0.12 MINISTERIO DE SALUD

ARTÍCULO 19. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE SALUD para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Salud Pública	102,947,778
Provisión de Atención	78,261,622
Transferencias Varias	81,611,600
Fondo de Adm. DE Hospitales	2,642,386
Fondo de Servicios Varios	2,593,014
Transferencias al Sector Público	251,349,600
Total del presupuesto de funcionamiento	519,406,000
Inversión	
Construcción y Mej. de Inst. de Salud	14,500,000
Salud Ambiental	35,535,800
Salud Nutricional	3,500,000
Equipamiento de Inst. de Salud	7,500,000
Otros Proyectos de Inversión	14,823,000
Transferencias de Capital	31,425,000
Total del presupuesto de inversión	107,283,800
TOTAL DEL PRESUPUESTO DE GASTOS	626,689,800


REPUBLICA DE PANAMA

CAPÍTULO XIII

0.13 MINISTERIO DE TRABAJO Y DESARROLLO LABORAL

ARTÍCULO 20. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE TRABAJO Y DESARROLLO LABORAL para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,029,400
Admón. de las Relaciones Laborales	2,135,100
Inv., Promoción y Generación de Empleo	456,300
Transferencias Varias	396,100
Educación y Capacitación-Sind.,Priv.	4,642,000
Total del presupuesto de funcionamiento	13,658,900
Inversión	

Programa de Inserción Laboral	1,000,000
Fortalecimiento Institucional	1,394,400
Transferencia de Capital	73,245,800
Total del presupuesto de inversión	**75,640,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**89,299,100**

CAPÍTULO XIV

0.14 MINISTERIO DE VIVIENDA

ARTÍCULO 21. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE VIVIENDA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	9,094,400
Planificación y Desarrollo Urbano	4,551,400
Admón. y Regulación de Bienes	698,300
Total del presupuesto de funcionamiento	14,344,100
Inversión	
Construcción de Vivienda	9,831,020
Fondo de Ahorro Habitacional	1,380,000
Financiemiento de Vivienda	5,650,000
Asistencia Habitacional	1,127,500
Mejoramiento Habitacional	7,849,380
Fortalecimiento Institucional	250,000
Total del presupuesto de inversión	**26,087,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**40,432,000**

CAPÍTULO XV

0.16 MINISTERIO DE ECONÓMIA Y FINANZAS

ARTÍCULO 22. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE ECONÓMIA Y FINANZAS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	13,640,616
Desarrollo Económico y Social	10,891,144
Admón. Fiscal y Patrimonial	32,089,920
Transferencias Varias	67,176,100
Total del presupuesto de funcionamiento	**123,797,780**

Inversión	
Fondo de Preinversión	5,500,000
Fort Gest. Eco. y Admón. Finan.	19,629,600
Desarrollo Social e Inv.. Comunitarias	57,115,100
Des.Comunitario Infraest. Pub.(PRODEC)	50,000,000
Transferencias de Capital	4,664,800
Total del presupuesto de inversión	**136,909,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**260,707,280**

CAPÍTULO XVI

0.21 MINISTERIO DE DESARROLLO SOCIAL

ARTÍCULO 23. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO DE DESARROLLO SOCIAL, para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que es la que a continuación se indica:


REPUBLICA DE PANAMA

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración	9,421,490
Promoción Social y Acción Comunitaria	3,295,360
Régimen de Responsabilidad Penal	3,229,150
Total del presupuesto de funcionamiento	**15,946,000**
Inversión	
Desarrollo Comunitario	20,533,500
Fortalecimiento Institucional	2,784,700
Igualdad para las mujeres	204,900
Total del presupuesto de inversión	**23,523,100**
TOTAL DEL PRESUPUESTO DE GASTOS	**39,469,100**

CAPÍTULO XVII
0.30 ÓRGANO JUDICIAL

ARTÍCULO 24. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ÓRGANO JUDICIAL para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General de Justicia	11,161,840
Administración de Justicia Ciudadana	32,441,660
Total del presupuesto de funcionamiento	**43,603,500**
Inversión	

Rehabilitación y Const. de Infraestru.	2,155,000
Mejoramiento Admón. de Justicia	4,459,400
Equipamiento y Fortalec. Institucional	4,399,000
Total del presupuesto de inversión	**11,013,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**54,616,900**

CAPÍTULO XVIII
0.35 MINISTERIO PÚBLICO

ARTÍCULO 25. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del MINISTERIO PÚBLICO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:


REPÚBLICA DE PANAMÁ

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Repres. Intereses del Estado	26,665,200
Medicaturas Forenses	2,349,200
Procuraduría de la Administración	2,261,900
Policía Técnica Judicial	19,374,000
Total del presupuesto de funcionamiento	**50,650,300**
Inversión	
Procuraduría General de la Nación	5,215,000
Mej. Admón.Justicia / Medicatura Forense	650,000
Procuraduría de la Admón.	150,000
Policía Técnica Judicial	350,000
Total del presupuesto de inversión	**6,365,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**57,015,300**

CAPÍTULO XIX
0.40 TRIBUNAL ELECTORAL

ARTÍCULO 26. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del TRIBUNAL ELECTORAL para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	12,901,500
Registro e Identificación Ciudadana	5,610,400
Servicios Electorales	4,910,700
Fiscalía Electoral	1,752,700
Eventos Electorales	4,532,500

Total del presupuesto de funcionamiento	29,707,800
TOTAL DEL PRESUPUESTO DE GASTOS	29,707,800

CAPÍTULO XX
0.45 OTROS GASTOS DE LA ADMINISTRACIÓN

ARTÍCULO 27. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de OTROS GASTOS DE LA ADMINISTRACIÓN para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Consejos Provinciales	11,754,200
Transferencias Varias	226,000
Total del presupuesto de funcionamiento	11,980,200
TOTAL DEL PRESUPUESTO DE GASTOS	11,980,200


REPUBLICA DE PANAMA

CAPÍTULO XXI
TRANSFERENCIAS DEL GOBIERNO CENTRAL

ARTÍCULO 28. Los gastos por concepto de transferencias corrientes aprobados son recursos que se traspasan al propio Sector Público, al Sector Externo y al Sector Privado, con base en el detalle que se autoriza a continuación:

CÓDIGO	INSTITUCIÓN DESTINO	PROPIAS	SUBSIDIOS	MONTO
	TOTAL TRANSFERENCIA DE FUNCIONAMIENTO	310,879,580	402,485,300	713,364,880
01	ASAMBLEA NACIONAL	195,500	2,764,400	2,959,900
	Becas de Estudio	71,100		71,100
	Defensoría del Pueblo		2,764,400	2,764,400
	Al Sector Externo	118,100		118,100
	Créditos Reconocidos por Transferencias Corrientes	6,300		6,300
02	CONTRALORÍA GENERAL DE LA REPÚBLICA	96,800		96,800
	Becas de Estudio	88,400		88,400
	Al Sector Externo	8,400		8,400
03	PRESIDENCIA DE LA REPÚBLICA	2,031,100	2,614,300	4,645,400
	Pensiones y Jubilaciones	202,500		202,500

Total Number of Pages: 117
Exhibit Index is on page: 3
Page 27 of 117

	A Personas	600		600
	Becas de Estudio	128,000		128,000
	SENACYT		2,614,300	2,614,300
	Al Sector Externo	1,700,000		1,700,000
04	MINISTERIO DE GOBIERNO Y JUSTICIA	37,009,100	6,685,000	43,694,100
	Pensiones y Jubilaciones	22,973,400		22,973,400
	Servicio de Bomberos	9,843,700		9,843,700
	A Personas	248,200		248,200
	Becas de Estudio	10,000		10,000
	Autoridad de Aeronáutica Civil		6,685,000	6,685,000
	Municipios	3,399,500		3,399,500
	Centros Femeninos de Rehabilitación	403,700		403,700
	Al Sector Externo	130,600		130,600
05	MINISTERIO DE RELACIONES EXTERIORES	1,512,800		1,512,800
	Becas de Estudio	43,100		43,100
	Al Sector Externo	1,395,500		1,395,500
	Créditos Reconocidos por Transferencias Corrientes	74,200		74,200
07	MINISTERIO DE EDUCACIÓN	23,036,700	197,494,200	220,530,900
	Pensiones y Jubilaciones	21,000,300		21,000,300
	Al Sector Privado	1,928,100		1,928,100
	I.N.A.C.		7,806,200	7,806,200
	SERTV		704,000	704,000
	I.N.D.E.		7,291,100	7,291,100
	I.P.H.E.		15,922,500	15,922,500
	Universidad Autónoma de Chiriquí		14,524,700	14,524,700
	Universidad de Panamá		117,414,200	117,414,200
	Universidad Especializada de las Américas		4,916,400	4,916,400
	Universidad Tecnológica		28,915,100	28,915,100
	Al Sector Externo	106,200		106,200
	Créditos Reconocidos por Transferencias Corrientes	2,100		2,100
08	MINISTERIO DE COMERCIO E INDUSTRIAS	2,102,900	12,305,500	14,408,400
	Becas de Estudio	34,000		34,000
	Al Sector Privado	1,068,900		1,068,900
	Autoridad de Micro, Mediana y Pequeña Empresa		1,791,400	1,791,400
	Autoridad de Protección al Consumidor y Defensa de la Competencia		5,149,200	5,149,200
	Zona Franca del Barú		268,400	268,400
	Agencia del Area Panamá Pacífico		5,096,500	5,096,500
	Al Sector Externo	900,000		900,000
	Créditos Reconocidos por Transferencias Corrientes	100,000		100,000
09	MINISTERIO DE OBRAS PÚBLICAS	10,200		10,200
	Becas de Estudio	6,000		6,000
	Al Sector Externo	4,200		4,200


REPUBLICA DE PANAMA

10	MINISTERIO DE DESARROLLO AGROPECUARIO	766,800	11,002,900	11,769,700
	Becas de Estudio	12,000		12,000
	Al Sector Privado	99,800		99,800
	I.D.I.A.P.		6,235,800	6,235,800
	I.M.A		3,550,800	3,550,800
	I.S.A		1,216,300	1,216,300
	Al Sector Externo	655,000		655,000
12	MINISTERIO DE SALUD	182,205,000	155,991,600	338,196,600
	Pensiones y Jubilaciones	600,200		600,200
	A Personas	40,900		40,900
	Al Sector Privado	80,678,900		80,678,900
	Al Gobierno Central	5,235,400		5,235,400
	Instituto Conmemorativo Gorgas		2,740,600	2,740,600
	Autoridad Panmeña de Alimentos		1,913,400	1,913,400
	Impuesto de Licores		403,000	403,000
	C.S.S. FEJUPEN - Aporte Gob. Central		9,966,000	9,966,000
	C.S.S. 0.8% Salarios Básicos		34,470,000	34,470,000
	C.S.S. Impuestos de Cerveza / FEJUPEN		3,498,600	3,498,600
	Sostenibilidad del Regimen (Ley 51)		75,000,000	75,000,000
	Subsidio de Maternidad y Enfermedad		25,000,000	25,000,000
	I.D.A.A.N.		3,000,000	3,000,000
	Municipios	3,500,000		3,500,000
	C.S.S. Planilla Prestac. - Fondo Complementario	91,858,000		91,858,000
	Al Sector Externo	291,600		291,600
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	397,500		397,500
	Becas de Estudio	1,400		1,400
	Al Sector Externo	396,100		396,100
14	MINISTERIO DE VIVIENDA	4,800		4,800
	Becas de Estudio	3,800		3,800
	Al Sector Externo	1,000		1,000
16	MINISTERIO DE ECONOMÍA Y FINANZAS	54,228,380	13,627,400	67,855,780
	Becas de Estudio	189,700		189,700
	Al Sector Privado	50,150,000		50,150,000
	Autoridad Nacional del Ambiente		9,144,800	9,144,800
	Consejo de Administración del SIACAP		636,800	636,800
	Dirección General de Contrataciones Públicas		1,550,000	1,550,000
	Empresa de Generacion Electrica S.A.		1,584,000	1,584,000
	Comisión Nacional de Valores		711,800	711,800
	Al Sector Externo	3,473,700		3,473,700
	Créditos Reconocidos por Transferencias Corrientes	414,980		414,980
21	MIN. DE DESARROLLO SOCIAL	2,401,000		2,401,000
	Pensiones y Jubilaciones	2,100		2,100
	A Personas	180,000		180,000
	Becas de Estudio	2,200		2,200


REPUBLICA DE PANAMA

	Al Sector Privado	2,140,400	2,140,400
	Al Sector Externo	70,000	70,000
	Créditos Reconocidos por Transferencias Corrientes	6,300	6,300
30	ÓRGANO JUDICIAL	204,500	204,500
	Pensiones y Jubilaciones	154,500	154,500
	Becas de Estudio	50,000	50,000
35	MINISTERIO PÚBLICO	1,672,800	1,672,800
	Pensiones y Jubilaciones	1,482,600	1,482,600
	A Personas	1,200	1,200
	Becas de Estudio	152,000	152,000
	Al Sector Externo	37,000	37,000
40	TRIBUNAL ELECTORAL	2,750,400	2,750,400
	Pensiones y Jubilaciones	34,700	34,700
	Becas de Estudio	311,100	311,100
	Al Sector Privado	2,404,600	2,404,600
45	OTROS GASTOS DE LA ADMINISTRACIÓN	253,300	253,300
	A Personas	3,000	3,000
	Becas de Estudio	24,300	24,300
	Municipios	226,000	226,000


REPUBLICA DE PANAMA

ARTÍCULO 29. Apruébase las transferencias de capital de acuerdo al siguiente detalle:

CÓDIGO	INSTITUCIÓN DESTINO	MONTO
	TOTAL TRANSFERENCIAS DE CAPITAL	**173,206,500**
01	**ASAMBLEA NACIONAL**	**135,900**
	DEFENSORIA DEL PUEBLO	**135,900**
03	**PRESIDENCIA DE LA REPÚBLICA**	**15,720,000**
	SENACYT	**15,720,000**
04	**MINISTERIO DE GOBIERNO Y JUSTICIA**	**115,000**
	AERONAUTICA CIVIL	**115,000**
07	**MINISTERIO DE EDUCACIÓN**	**37,520,500**
	IFARHU	**13,000,000**
	INAC	**5,780,400**
	SERTV	**888,000**
	INDE	**7,835,000**
	IPHE	**820,800**
	UNACHI	**546,000**

	UNIV. DE PANAMÁ	3,066,300
	UDELAS	1,614,000
	UNIV. TECNOLÓGICA	3,970,000
08	MINISTERIO DE COMERCIO E INDUSTRIAS	5,454,500
	AMPYME	3,929,500
	APCDC	25,000
	IPAT	1,000,000
	AGENCIA DEL AREA PANAMA PACIFICO	500,000
10	MINISTERIO DE DESARROLLO AGROPECUARIO	4,925,000
	IDIAP	2,300,000
	IMA	500,000
	BDA	2,125,000
12	MINISTERIO DE SALUD	31,425,000
	INST. CONMEMORATIVO GORGAS	1,425,000
	IDAAN	30,000,000
13	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	73,245,800
	INADEH	73,245,800
16	MINISTERIO DE ECONOMÍA Y FINANZAS	4,664,800
	ANAM	2,764,800
	CONTRATACIONES PÚBLICAS	1,600,000
	EMPRESA DE GENERACIÓN ELECTRICA	300,000


REPUBLICA DE PANAMA

CAPÍTULO XXII

FONDO LEY DE SEGURO EDUCATIVO

ARTÍCULO 30. Los recursos provenientes del Seguro Educativo a que se refiere el Decreto de Gabinete 168 de 27 de julio de 1971 reformado por las Leyes 24 de 21 de julio de 1980; 18 de 29 de septiembre de 1982; 13 de 28 de julio de 1987; y, 16 de 29 de noviembre de 1987 ;y modificados por la ley 49 de septiembre de 2002, cuyo destino específico lo constituyen programas de educación, y formación de mano de obra, se asignan para 2007 según el siguiente detalle.

INSTITUCIÓN DESTINO	MONTO
TOTAL INGRESOS AUTORIZADOS	100,029,000
FONDO DE SEGURO EDUCATIVO	100,029,000
Ingresos Tributarios	100,029,000
Impuestos Directos	100,029,000
Seguro Educativo	100,029,000

MINISTERIO DE EDUCACIÓN	32,484,000
Educación Agropecuaria	4,746,000
Fondo Exon. de Matrícula	27,008,000
Capacitación Gremial Docente	730,000
MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	4,642,000
Educación Sindical	3,651,000
Capacitación y Educ. Continua - Sector Privado	991,000
IFARHU	42,353,000
Becas	37,542,800
Crédito Educativo	4,810,200
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	4,381,000
Gastos de Funcionamiento	4,381,000
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA EL DESARROLLO HUMANO	12,518,000
Programas Regulares (INADEH, MITRADEL)	11,423,000
Formación Dual	1,095,000
INSTITUTO PANAMENO AUTÓNOMO COOPERATIVO	3,651,000
Gastos de Funcionamiento	3,651,000


REPUBLICA DE PANAMA

TÍTULO III

PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LAS INSTITUCIONES DESCENTRALIZADAS

ARTÍCULO 31. Apruébase los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2007 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas:

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	1,843,876,600	302,415,600	2,146,292,200	1,738,466,695	407,825,505	2,146,292,200
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,791,400	3,929,500	5,720,900	1,713,000	4,007,900	5,720,900
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	19,577,900	0	19,577,900	14,799,000	4,778,900	19,577,900
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	10,560,000	0	10,560,000	7,676,300	2,883,700	10,560,000
AUTORIDAD NACIONAL DEL AMBIENTE	12,986,000	16,167,700	29,153,700	12,594,700	16,559,000	29,153,700
CAJA DE SEGURO SOCIAL	1,388,861,000	158,694,000	1,547,555,000	1,391,026,000	156,529,000	1,547,555,000
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	[illegible]	1,425,000	4,566,400	3,111,400	1,455,000	4,566,400
AUTORIDAD DE PROT. CONSUMIDOR Y DEF. COMP.	5,149,200	25,000	5,174,200	5,085,800	88,400	5,174,200
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	636,800	[illegible]	636,800	[illegible]	85,500	636,800
DEFENSORÍA DEL PUEBLO	2,784,400	[illegible]	[illegible]	[illegible]	227,100	2,948,600
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	77,594,100	0	[illegible]	[illegible]	69,108,400	77,594,100
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	3,024,400	[illegible]	[illegible]	[illegible]	295,000	3,024,400
INST. DE INVESTIGACIONES AGROPECUARIAS	6,735,800	[illegible]	[illegible]	6,805,800	2,305,000	9,110,800
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,550,000	1,600,000	3,150,000	1,535,000	1,615,000	3,150,000
INSTITUTO NACIONAL DE CULTURA	7,949,200	6,080,400	14,029,600	7,854,300	6,175,300	14,029,600
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	5,085,000	888,000	5,973,000	5,019,000	954,000	5,973,000
SECRETARIA NACIONAL DE CIENCIA, TEC. E INNOV.	2,614,300	15,720,000	18,334,300	2,580,700	15,753,600	18,334,300
INSTITUTO NACIONAL DE DEPORTES	7,622,200	7,835,000	15,457,200	7,546,600	7,910,600	15,457,200
INSTITUTO NAL. DE FORMACIÓN PROF. Y CAP. PARA DESARROLLO H.	13,018,000	75,445,800	88,463,800	7,369,700	81,094,100	88,463,800
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	16,583,100	1,069,700	17,652,800	16,366,500	1,286,300	17,652,800
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	4,859,400	0	4,859,400	4,208,500	650,900	4,859,400
INSTITUTO PANAMEÑO DE TURISMO	23,411,100	0	23,411,100	8,338,000	15,073,100	23,411,100
REGISTRO PÚBLICO DE PANAMÁ	30,813,000	0	30,813,000	26,800,200	4,012,800	30,813,000
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	16,776,400	546,000	17,322,400	16,635,300	687,100	17,322,400
UNIVERSIDAD DE PANAMÁ	134,772,700	3,066,300	137,839,000	132,146,300	5,692,700	137,839,000
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	4,904,500	0	4,904,500	4,605,100	299,400	4,904,500
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	6,785,800	1,614,000	8,399,800	6,497,895	1,901,905	8,399,800
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	33,976,100	5,770,000	39,746,100	33,556,100	6,190,000	39,746,100
ZONA FRANCA DE BARÚ	313,400	0	313,400	307,600	5,800	313,400

Total No. of Pg. 117
Exhibit Index is on page: 3
Page 33 of 117

ARTÍCULO 32. Apruébase los gastos corrientes de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIOS	INTERESES DE LA DEUDA	TOTAL
TOTAL	854,022,448	854934347	29,199,500	0	310,400	1,738,466,69
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	1,668,700	44,300	0	0	0	1,713,00
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	7,491,600	9,400	7,298,000	0	0	14,799,00
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	7,022,100	654,200	0	0	0	7,676,30
AUTORIDAD NACIONAL DEL AMBIENTE	12,240,700	354,000	0	0	0	12,594,70
CAJA DE SEGURO SOCIAL	542,585,605	848,440,395	0	0	0	1,391,026,00
INSTITUTO CONMEMORATIVO *GORGAS DE ESTUDIOS DE LA SALUD*	3,111,400	0	0	0	0	3,111,40
AUTORIDAD DE PROT. CONSUMIDOR Y DEF. COMP.	5,050,[illegible]	[illegible]	0	0	0	5,085,80
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	538,500	12,800	0	0	0	551,30
DEFENSORÍA DEL PUEBLO	2,696,600	24,900	0	0	0	2,721,50
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	8,369,[illegible]	[illegible]	0	0	0	8,485,70
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	2,714,[illegible]	[illegible]	0	0	0	2,729,40
INST. DE INVESTIGACIONES AGROPECUARIAS	5,966,100	[illegible]	0	0	0	6,605,80
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	1,535,000	0	0	0	0	1,535,00
INSTITUTO NACIONAL DE CULTURA	7,465,900	[illegible]	0	0	0	7,854,30
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	4,908,000	[illegible]	0	0	0	5,019,00
SECRETARIA NACIONAL DE CIENCIA, TEC. E INNOV.	2,422,700	158,000	0	0	0	2,580,70
INSTITUTO NACIONAL DE DEPORTES	5,792,500	1,750,600	0	0	3,500	7,546,60
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	7,253,400	116,300	0	0	0	7,369,70
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	15,837,900	528,600	0	0	0	16,366,50
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	4,145,900	62,600	0	0	0	4,208,50
INSTITUTO PANAMEÑO DE TURISMO	7,119,500	226,100	701,500	0	290,900	8,338,00
REGISTRO PÚBLICO DE PANAMÁ	5,531,600	68,600	21,200,000	0	0	26,800,20
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	16,587,500	47,800	0	0	0	16,635,30
UNIVERSIDAD DE PANAMÁ	131,333,800	796,500	0	0	16,000	132,146,30
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	4,596,700	8,400	0	0	0	4,605,10
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	6,429,343	68,552	0	0	0	6,497,89
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	33,300,800	255,300	0	0	0	33,556,10
ZONA FRANCA DE BARÚ	306,000	1,600	0	0	0	307,60

ARTÍCULO 33. Apruébase los gastos de capital de los presupuestos de las Instituciones Descentralizadas para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACIÓN DE LA DEUDA	TOTAL
TOTAL	400,005,900	6,279,805	0	1,539,800	407,825,505
AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA	3,929,500	78,400	0	0	4,007,900
AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	4,496,400	282,500	0	0	4,778,900
AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	2,333,900	549,800	0	0	2,883,700
AUTORIDAD NACIONAL DEL AMBIENTE	16,486,000	73,000	0	0	16,559,000
CAJA DE SEGURO SOCIAL	156,529,000	0	0	0	156,529,000
INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD	1,425,000	30,000	0	0	1,455,000
AUTORIDAD DE PROT. CONSUMIDOR Y DEF. COMP.	25,000	63,400	0	0	88,400
CONSEJO DE ADMINISTRACIÓN DEL SIACAP	0	85,500	0	0	85,500
DEFENSORÍA DEL PUEBLO	[illegible]	82,900	0	0	227,100
INST. PARA LA FORM. Y APROV. DE LOS RECURSOS HUMANOS	[illegible]	[illegible]	0	5,000	69,108,400
AUTORIDAD PANAMEÑA DE SEGURIDAD DE LOS ALIMENTOS	[illegible]	[illegible]	0	0	295,000
INST. DE INVESTIGACIONES AGROPECUARIAS	[illegible]	[illegible]	0	0	2,505,000
DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	[illegible]	[illegible]	0	0	1,615,000
INSTITUTO NACIONAL DE CULTURA	[illegible]	[illegible]	0	0	6,175,300
SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	[illegible]	[illegible]	0	0	954,000
SECRETARIA NACIONAL DE CIENCIA, TEC. E INNOV.	15,720,000	33,600	0	0	15,753,600
INSTITUTO NACIONAL DE DEPORTES	7,835,000	62,900	0	12,700	7,910,600
INSTITUTO NAL. DE FORMACIÓN PROF.Y CAP. PARA DESARROLLO H.	81,094,100	0	0	0	81,094,100
INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL	1,069,700	216,600	0	0	1,286,300
INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	250,000	400,900	0	0	650,900
INSTITUTO PANAMEÑO DE TURISMO	13,859,000	186,500	0	1,027,600	15,073,100
REGISTRO PÚBLICO DE PANAMÁ	3,912,000	100,800	0	0	4,012,800
UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	546,000	141,100	0	0	687,100
UNIVERSIDAD DE PANAMÁ	3,066,300	2,131,900	0	494,500	5,692,700
UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	0	299,400	0	0	299,400
UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	1,614,000	287,905	0	0	1,901,905
UNIVERSIDAD TECNOLÓGICA DE PANAMÁ	5,770,000	420,000	0	0	6,190,000
ZONA FRANCA DE BARÚ	0	5,800	0	0	5,800


REPUBLICA DE PANAMA

CAPÍTULO II

1.02 AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA

ARTÍCULO 34. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2007:

Ingresos Totales	5,720,900
Menos: Aumento de Reservas	
Ingresos Disponibles	5,720,900
Gastos	5,720,900

ARTÍCULO 35. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

102.0.0.0.0.00.	AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMP.	5,720,900
102.1.0.0.0.00.	INGRESOS CORRIENTES	1,791,400
102.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,791,400
102.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,791,400
102.1.2.3.1.00.	GOBIERNO CENTRAL	1,791,400
102.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	1,791,400
102.2.0.0.0.00.	INGRESOS DE CAPITAL	3,929,500
102.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,929,500
102.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,929,500
102.2.3.2.1.00.	GOBIERNO CENTRAL	3,929,500
102.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	3,929,500

ARTÍCULO 36. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DE LA MICRO, PEQUEÑA Y MEDIANA EMPRESA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	1,521,000
Fomento y Desarrollo	270,400
Total del Presupuesto de funcionamiento	**1,791,400**
Inversión	
Garantías	2,500,000
Capacitación	429,500
Asistencia Técnica	1,000,000
Total del Presupuesto de inversión	**3,929,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,720,900**

Total No. of Pages: 11
Exhibit Index is on page: 3

CAPÍTULO III

1.03 AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE

ARTÍCULO 37. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2007:

Ingresos Totales	19,577,900
Menos: Aumento de Reservas	
Ingresos Disponibles	19,577,900
Gastos	19,577,900

ARTÍCULO 38. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

103.0.0.0.0.00.	AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE	19,577,900
103.1.0.0.0.00.	INGRESOS CORRIENTES	19,577,900
103.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	19,577,900
103.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	808,000
103.1.2.3.7.00.	SECTOR PRIVADO	808,000
103.1.2.3.7.08.	1% APORTE DE ASEGURADORAS	808,000
103.1.2.4.0.00.	TASAS Y DERECHOS	6,709,300
103.1.2.4.1.00.	DERECHOS	4,411,700
103.1.2.4.1.55.	LICENCIA PARA CONDUCTOR	4,411,700
103.1.2.4.2.00.	TASAS	2,297,600
103.1.2.4.2.09.	REVISIÓN DE VEHÍCULOS	2,297,600
103.1.2.6.0.00.	INGRESOS VARIOS	12,060,600
103.1.2.6.0.14.	MULTAS DE TRÁNSITO	8,990,600
103.1.2.6.0.25.	COLISIONES	750,800
103.1.2.6.0.99.	OTROS INGRESOS VARIOS	2,319,200

ARTÍCULO 39. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD DEL TRÁNSITO Y TRANSPORTE TERRESTRE para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,917,890
Desarrollo del Transporte y Operación	4,865,610
Tranferencias	7,298,000
Total del Presupuesto de funcionamiento	**15,081,500**
Inversión	
Fortalec. / Tránsito y Transp. Terrest.	4,296,400
Fortalecimiento Institucional	200,000
Total del Presupuesto de inversión	**4,496,400**

TOTAL DEL PRESUPUESTO DE GASTOS	**19,577,900**

CAPÍTULO IV

1.06 ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS

ARTÍCULO 40. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2007:

Ingresos Totales	10,560,000
Menos: Aumento de Reservas	
Ingresos Disponibles	10,560,000
Gastos	10,560,000

ARTÍCULO 41. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

106.0.0.0.0.00.	AUTORIDAD NACIONAL DE LOS SERVICIOS PUBLICOS	10,560,000
106.1.0.0.0.00.	INGRESOS CORRIENTES	10,560,000
106.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	10,560,000
106.1.2.4.0.00.	TASAS Y DERECHOS	10,520,288
106.1.2.4.2.00.	TASAS	10,520,288
106.1.2.4.2.49.	TASA DE REGULACIÓN DE LOS SERV.	10,520,288
106.1.2.6.0.00.	INGRESOS VARIOS	39,712
106.1.2.6.0.99.	OTROS INGRESOS VARIOS	39,712

ARTÍCULO 42. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,226,100
Total del Presupuesto de funcionamiento	**8,226,100**
Inversión	
Admón. y Reg. de los Servicios Públicos	2,333,900
Total del Presupuesto de inversión	**2,333,900**
TOTAL DEL PRESUPUESTO DE GASTOS	**10,560,000**

CAPÍTULO V

1.08 AUTORIDAD NACIONAL DEL AMBIENTE

ARTÍCULO 43. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD NACIONAL DEL AMBIENTE para la vigencia fiscal de 2007:

Ingresos Totales	29,153,700
Menos: Aumento de Reservas	
Ingresos Disponibles	29,153,700
Gastos	29,153,700

ARTÍCULO 44. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



108.0.0.0.0.00.	AUTORIDAD NACIONAL DEL AMBIENTE	29,153,700
108.1.0.0.0.00.	INGRESOS CORRIENTES	12,986,000
108.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	12,986,000
108.1.2.1.0.00.	RENTA DE ACTIVOS	1,273,900
108.1.2.1.1.00.	ARRENDAMIENTOS	464,600
108.1.2.1.1.01.	ARRENDAMIENTOS	5,300
108.1.2.1.1.02.	DE LOTES Y TIERRAS	279,300
108.1.2.1.1.04.	DE VIVIENDAS	180,000
108.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	20,700
108.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	20,700
108.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	788,600
108.1.2.1.4.30.	ESTUDIOS AMBIENTALES	788,600
108.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	9,144,800
108.1.2.3.1.00.	GOBIERNO CENTRAL	9,144,800
108.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	9,144,800
108.1.2.4.0.00.	TASAS Y DERECHOS	2,417,300
108.1.2.4.1.00.	DERECHOS	2,417,300
108.1.2.4.1.29.	GUÍAS Y EXTRACCIÓN DE MADERA	1,632,200
108.1.2.4.1.36.	CONCESIONES Y ACTIVIDADES DE FLORA Y FAUNA	15,800
108.1.2.4.1.45.	CONCESIONES VARIAS	629,000
108.1.2.4.1.56.	ACTIVIDADES ÁREAS PROTEGIDAS	140,300
108.1.2.6.0.00.	INGRESOS VARIOS	150,000
108.1.2.6.0.99.	OTROS INGRESOS VARIOS	150,000
108.2.0.0.0.00.	INGRESOS DE CAPITAL	16,167,700
108.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,774,300
108.2.2.2.0.00.	CRÉDITO EXTERNO	2,774,300
108.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,774,300
108.2.2.2.1.33.	B.I.D. - ANAM (Pn-0122)	1,264,000
108.2.2.2.1.60.	BANCO MUNDIAL	1,510,300
108.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	13,393,400
108.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	13,393,400
108.2.3.2.1.00.	GOBIERNO CENTRAL	2,764,800
108.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	2,764,800
108.2.3.2.8.00.	SECTOR EXTERNO	10,628,600
108.2.3.2.8.17.	DONACIONES VARIAS	10,628,600

ARTÍCULO 45. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la **AUTORIDAD NACIONAL DEL AMBIENTE** para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

Total No. of Pages: 117
Exhibit Index is on pg:
Page 39 of 117

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,475,545
Manejo y Desarrollo del Patr. Natural	1,172,785
Gestión Ambiental	1,008,110
Administración Regional	6,011,260
Total del Presupuesto de funcionamiento	**12,667,700**
Inversión	
Investigación y Manejo de Rec. Naturales	7,063,700
Conservación y Desarrollo Sostenible	4,521,400
Fortalecimiento Institucional	4,900,900
Total del Presupuesto de inversión	**16,486,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**29,153,700**

CAPÍTULO VI

1.10 CAJA DE SEGURO SOCIAL

ARTÍCULO 46. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2007:

Ingresos Totales	1,547,555,000
Menos: Aumento de Reservas	
Ingresos Disponibles	1,547,555,000
Gastos	1,547,555,000

ARTÍCULO 47. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

110.0.0.0.0.00.	CAJA DE SEGURO SOCIAL	1,547,555,000
110.1.0.0.0.00.	INGRESOS CORRIENTES	1,388,861,000
110.1.1.0.0.00.	INGRESOS TRIBUTARIOS	971,495,000
110.1.1.1.0.00.	IMPUESTOS DIRECTOS	971,495,000
110.1.1.1.3.00.	CONTRIBUCIONES A LA SEGURIDAD SOCIAL	971,495,000
110.1.1.1.3.01.	CUOTAS S.S. REGULAR Y ESPECIALES	898,943,000
110.1.1.1.3.02.	PRIMAS DE SEGUROS-RIESGO PROFESIONALES	72,552,000
110.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	277,589,000
110.1.2.1.0.00.	RENTA DE ACTIVOS	1,600,000
110.1.2.1.1.00.	ARRENDAMIENTOS	610,000
110.1.2.1.1.04.	DE VIVIENDAS	610,000
110.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	990,000
110.1.2.1.4.10.	PRIMA DE SEGUROS	990,000
110.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	148,337,600
110.1.2.3.1.00.	GOBIERNO CENTRAL	148,337,600
110.1.2.3.1.12.	MINISTERIO DE SALUD	148,337,600

110.1.2.6.0.00.	INGRESOS VARIOS	127,651,400
110.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	7,798,400
110.1.2.6.0.10.	VIGENCIAS EXPIRADAS	20,000,000
110.1.2.6.0.24.	PLANILLA-PRESTACIONES FONDOS COMPLEMENT.	91,858,000
110.1.2.6.0.99.	OTROS INGRESOS VARIOS	7,995,000
110.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	139,777,000
110.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	5,126,000
110.1.3.1.0.14.	A INTERMEDIARIOS FINANCIEROS	1,223,000
110.1.3.1.0.17.	A SECTOR PRIVADO	3,903,000
110.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	133,051,000
110.1.3.2.0.14.	INTERMEDIARIOS FINANCIEROS	50,948,000
110.1.3.2.0.21.	POR GOBIERNO CENTRAL	82,103,000
110.1.3.3.0.00.	CONTRIBUCIÓN FONDOS DE PENSIONES	1,600,000
110.1.3.3.0.01.	CAJA DE SEGURO SOCIAL JUBILADOS	604,000
110.1.3.3.0.03.	PLAN DE RETIRO ANTICIPADO AUTOFINANCIABLE	996,000
110.2.0.0.0.00.	INGRESOS DE CAPITAL	158,694,000
110.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	104,376,000
110.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	13,147,000
110.2.1.3.4.00.	INTERMEDIARIOS FINANCIEROS	7,268,000
110.2.1.3.4.30.	BANCO HIPOTECARIO NACIONAL	7,268,000
110.2.1.3.7.00.	SECTOR PRIVADO	5,879,000
110.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	5,879,000
110.2.1.4.0.00.	RECUPERACIÓN DE OBLIGACIONES	91,229,000
110.2.1.4.1.00.	GOBIERNO CENTRAL	91,229,000
110.2.1.4.1.01.	VALORES PÚBLICOS	91,229,000
110.2.6.0.0.00.	RESERVA	54,318,000
110.2.6.0.0.00.	USO DE RESERVA	54,318,000
110.2.6.0.1.00.	USO DE RESERVA	54,318,000
110.2.6.0.1.01.	RESERVA PARA INVERSIONES	17,068,000
110.2.6.0.1.02.	RESERVA PARA GASTOS CORRIENTES	37,250,000



ARTÍCULO 48. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE SEGURO SOCIAL para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Plan de Retiro Anticipado	455,000
Administración	57,976,000
Enfermedad y Maternidad	452,481,000
Invalidez, Vejez y Muerte	708,834,000
Riesgo Profesionales	78,441,000
Fondo Complementario	91,858,000
SIACAP	396,000
Fideicomiso IRHE - INTEL	585,000
Total del Presupuesto de funcionamiento	1,391,026,000
Inversión	
Remod.y Const. de Establecim. de Salud	25,720,000

Adquisición de Maquinaria y Equipos	27,398,000
Inversiones Financieras	103,411,000
Total del Presupuesto de Inversión	156,529,000
TOTAL DEL PRESUPUESTO DE GASTOS	**1,547,555,000**

CAPÍTULO VII

1.11 INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD

ARTÍCULO 49. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2007:

Ingresos Totales	4,566,400
Menos: Aumento de Reservas	
Ingresos Disponibles	4,566,400
Gastos	4,566,400

ARTÍCULO 50. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

111.0.0.0.0.00.	INSTITUTO CONMEMORATIVO GORGAS DE EST. DE LA SALUD	4,566,400
111.1.0.0.0.00.	INGRESOS CORRIENTES	3,141,400
111.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,141,400
111.1.2.1.0.00.	RENTA DE ACTIVOS	400,800
111.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	400,800
111.1.2.1.4.21.	SERVICIOS DE LABORATORIOS	400,800
111.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,740,600
111.1.2.3.1.00.	GOBIERNO CENTRAL	2,740,600
111.1.2.3.1.12.	MINISTERIO DE SALUD	2,740,600
111.2.0.0.0.00.	INGRESOS DE CAPITAL	1,425,000
111.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,425,000
111.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,425,000
111.2.3.2.1.00.	GOBIERNO CENTRAL	1,425,000
111.2.3.2.1.12.	MINISTERIO DE SALUD	1,425,000

ARTÍCULO 51. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la INSTITUTO CONMEMORATIVO GORGAS DE ESTUDIOS DE LA SALUD para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,142,817
Investigación en Salud Pública	1,998,583
Total del Presupuesto de funcionamiento	3,141,400

Inversión

Const. y Remodelac. de Instalaciones	275,000
Equipamiento	125,000
Investigación	1,025,000
Total del Presupuesto de Inversión	**1,425,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,566,400**

CAPÍTULO VIII

1.14 AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA

ARTÍCULO 52. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEFENSA DE LA COMPETENCIA para la vigencia fiscal de 2007:

Ingresos Totales	5,174,200
Menos: Aumento de Reservas	
Ingresos Disponibles	5,174,200
Gastos	5,174,200

ARTÍCULO 53. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

114.0.0.0.0.00.	AUT. DE PROTEC. AL CONSUMIDOR Y DEFENSA DE LA COMPET.	5,174,200
114.1.0.0.0.00.	INGRESOS CORRIENTES	5,149,200
114.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,149,200
114.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,149,200
114.1.2.3.1.00.	GOBIERNO CENTRAL	5,149,200
114.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	5,149,200
114.2.0.0.0.00.	INGRESOS DE CAPITAL	25,000
114.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	25,000
114.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	25,000
114.2.3.2.1.00.	GOBIERNO CENTRAL	25,000
114.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	25,000

ARTÍCULO 54. Para la ejecución de programa de funcionamiento apruébase el presupuesto de gastos de la AUTORIDAD DE PROTECCION AL CONSUMIDOR Y DEFENS DE LA COMPETENCIA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es l continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	3,148,300
Libre Competencia	613,000
Proteccion al Consumidor	1,387,900
Total del Presupuesto de funcionamiento	**5,149,200**

Inversión

Prog. de Promocion de la Competencia	25,000
Total del Presupuesto de inversión	**25,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**5,174,200**

CAPÍTULO IX

1.15 CONSEJO DE ADMINISTRACIÓN DEL SIACAP

ARTÍCULO 55. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2007:

Ingresos Totales	636,800
Menos: Aumento de Reservas	
Ingresos Disponibles	636,800
Gastos	636,800

ARTÍCULO 56. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

115.0.0.0.0.00.	CONSEJO DE ADMINISTRACION DEL SIACAP	636,800
115.1.0.0.0.00.	INGRESOS CORRIENTES	636,800
115.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	636,800
115.1.2.3.0.00.	*TRANSFERENCIAS CORRIENTES*	636,800
115.1.2.3.1.00.	GOBIERNO CENTRAL	636,800
115.1.2.3.1.16.	MINISTERIO DE ECONOMIA Y FINANZAS	636,800

ARTÍCULO 57. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos del CONSEJO DE ADMINISTRACIÓN DEL SIACAP para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	**ASIGNACIÓN EN BALBOAS**
Funcionamiento	
Dirección y Administración General	636,800
Total del Presupuesto de funcionamiento	**636,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**636,800**

CAPÍTULO X

1.16 DEFENSORÍA DEL PUEBLO

ARTÍCULO 58. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2007:

Ingresos Totales	2,948,600

Menos: Aumento de Reservas	
Ingresos Disponibles	2,948,600
Gastos	2,948,600

ARTÍCULO 59. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

116.0.0.0.0.00.	DEFENSORIA DEL PUEBLO	2,948,600
116.1.0.0.0.00.	INGRESOS CORRIENTES	2,784,400
116.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,784,400
116.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,764,400
116.1.2.3.1.00.	GOBIERNO CENTRAL	2,764,400
116.1.2.3.1.01.	ASAMBLEA NACIONAL	2,764,400
116.1.2.6.0.00.	INGRESOS VARIOS	20,000
116.1.2.6.0.99.	OTROS INGRESOS VARIOS	20,000
116.2.0.0.0.00.	INGRESOS DE CAPITAL	164,200
116.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	164,200
116.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	164,200
116.2.3.2.1.00.	GOBIERNO CENTRAL	135,900
116.2.3.2.1.01.	ASAMBLEA NACIONAL	135,900
116.2.3.2.8.00.	SECTOR EXTERNO	28,300
116.2.3.2.8.09.	DONACIÓN UNICEF	28,300

ARTÍCULO 60. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DEFENSORÍA DEL PUEBLO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Coordinación	2,056,500
Protec. y Defensa de los Derechos Hum.	727,900
Total del Presupuesto de funcionamiento	**2,784,400**
Inversión	
Estudio, Diseño y Construcción	164,200
Total del Presupuesto de inversión	**164,200**
TOTAL DEL PRESUPUESTO DE GASTOS	**2,948,600**

CAPÍTULO XI

1.20 INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE RECURSOS HUMANOS

ARTÍCULO 61. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2007:

Ingresos Totales	77,594,100
Menos: Aumento de Reservas	
Ingresos Disponibles	77,594,100
Gastos	77,594,100

ARTÍCULO 62. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

120.0.0.0.0.00.	IFARHU	77,594,100
120.1.0.0.0.00.	INGRESOS CORRIENTES	52,165,200
120.1.1.0.0.00.	INGRESOS TRIBUTARIOS	42,353,000
120.1.1.1.0.00.	IMPUESTOS DIRECTOS	42,353,000
120.1.1.1.4.00.	SEGURO EDUCATIVO	42,353,000
120.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	42,353,000
120.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,981,900
120.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	641,400
120.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	107,300
120.1.2.3.2.10.	CAJA DE SEGURO SOCIAL	107,300
120.1.2.3.3.00.	EMPRESAS PÚBLICAS	100,000
120.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	100,000
120.1.2.3.7.00.	SECTOR PRIVADO	434,100
120.1.2.3.7.02.	PAPELERA ISTMEÑA	4,900
120.1.2.3.7.03.	OTRAS DONACIONES	429,200
120.1.2.4.0.00.	TASAS Y DERECHOS	1,020,900
120.1.2.4.2.00.	TASAS	1,020,900
120.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	1,020,900
120.1.2.6.0.00.	INGRESOS VARIOS	1,319,600
120.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	130,300
120.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,189,300
120.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	6,830,300
120.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,830,300
120.1.3.1.0.17.	A SECTOR PRIVADO	6,830,300
120.2.0.0.0.00.	INGRESOS DE CAPITAL	25,428,900
120.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	12,428,900
120.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	12,428,900
120.2.1.3.7.00.	SECTOR PRIVADO	12,428,900
120.2.1.3.7.02.	PRÉSTAMOS EDUCATIVOS	12,428,900
120.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	13,000,000
120.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	13,000,000
120.2.3.2.1.00.	GOBIERNO CENTRAL	13,000,000
120.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	13,000,000

ARTÍCULO 63. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PARA LA FORMACIÓN Y APROVECHAMIENTO DE LOS RECURSOS HUMANOS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	7,386,508
Asistencia y Crédito Educativo	910,552
Planificación de Recursos Humanos	352,640
Transferencias Varias	7,000
Total del Presupuesto de funcionamiento	**8,656,700**
Inversión	
Crédito Educativo	28,019,600
Construcciones, Mej. y Equipamiento	675,000
Becas de Asistencia Educ y Auxilio Econ	39,542,800
Becas de Erradicación del Trab. Infantil	700,000
Total del Presupuesto de inversión	**68,937,400**
TOTAL DEL PRESUPUESTO DE GASTOS	**77,594,100**

CAPÍTULO XII

1/24 AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS

ARTÍCULO 64. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS para la vigencia fiscal de 2007.

Ingresos Totales	3,024,400
Menos: Aumento de Reservas	
Ingresos Disponibles	3,024,400
Gastos	3,024,400

ARTÍCULO 65. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

124.0.0.0.0.00.	AUTORIDAD PANAMEÑA DE SEGURIDAD DE ALIMENTOS	3,024,400
124.1.0.0.0.00.	INGRESOS CORRIENTES	3,024,400
124.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,024,400
124.1.2.1.0.00.	RENTA DE ACTIVOS	998,500
124.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	998,500
124.1.2.1.4.20.	SERVICIOS DE INSPECCION DE ALIMENTOS	998,500
124.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,913,400
124.1.2.3.1.00.	GOBIERNO CENTRAL	1,913,400
124.1.2.3.1.12.	MINISTERIO DE SALUD	1,913,400
124.1.2.6.0.00.	INGRESOS VARIOS	112,500
124.1.2.6.0.99.	OTROS INGRESOS VARIOS	112,500

ARTÍCULO 66. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AUTORIDAD PANAMEÑA DE SEGURIDAD

DE ALIMENTOS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		1,331,700
Protección y Seguridad Alimentaria		1,692,700
	Total del Presupuesto de funcionamiento	**3,024,400**
TOTAL DEL PRESUPUESTO DE GASTOS		**3,024,400**

CAPÍTULO XIII

1.25 INSTITUTO DE INVESTIGACIONES AGROPECUARIAS

ARTÍCULO 67. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2007:

Ingresos Totales	9,110,800
Menos: Aumento de Reservas	
Ingresos Disponibles	9,110,800
Gastos	9,110,800

ARTÍCULO 68. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

125.0.0.0.0.00.	INST. DE INVESTIGACIONES AGROPECUARIAS	9,110,800
125.1.0.0.0.00.	INGRESOS CORRIENTES	6,735,800
125.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,735,800
125.1.2.1.0.00.	RENTA DE ACTIVOS	500,000
125.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	500,000
125.1.2.1.3.01.	PRODUCTOS AGRÍCOLAS	500,000
125.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,235,800
125.1.2.3.1.00.	GOBIERNO CENTRAL	6,235,800
125.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	6,235,800
125.2.0.0.0.00.	INGRESOS DE CAPITAL	2,375,000
125.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,375,000
125.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,375,000
125.2.3.2.1.00.	GOBIERNO CENTRAL	2,300,000
125.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	2,300,000
125.2.3.2.8.00.	SECTOR EXTERNO	75,000
125.2.3.2.8.08.	DONACIONES VARIAS	75,000

ARTÍCULO 69. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE INVESTIGACIONES AGROPECUARIAS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,704,263
Investigaciones Agropecuarias	3,031,537
Total del Presupuesto de funcionamiento	**6,735,800**
Inversión	
Investigación e innovación Agropecuaria	1,466,000
Apoyo a la investigación e innovación	534,000
Programa Especial de Cr. de Contingencia	375,000
Total del Presupuesto de inversión	**2,375,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**9,110,800**


REPUBLICA DE PANAMA

CAPÍTULO XIV

1.27 DIRECCION GENERAL DE CONTRATACIONES PUBLICAS

ARTÍCULO 70. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la DIRECCION GENERAL DE CONTRATACIONES PUBLICAS para la vigencia fiscal de 2007:

Ingresos Totales	3,150,000
Menos: Aumento de Reservas	
Ingresos Disponibles	3,150,000
Gastos	3,150,000

ARTÍCULO 71. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

127.0.0.0.0.00.	DIRECCIÓN GENERAL DE CONTRATACIONES PÚBLICAS	3,150,000
127.1.0.0.0.00.	INGRESOS CORRIENTES	1,550,000
127.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,550,000
127.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,550,000
127.1.2.3.1.00.	GOBIERNO CENTRAL	1,550,000
127.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,550,000
127.2.0.0.0.00.	INGRESOS DE CAPITAL	1,600,000
127.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,600,000
127.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,600,000
127.2.3.2.1.00.	GOBIERNO CENTRAL	1,600,000
127.2.3.2.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,600,000

ARTÍCULO 72. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la DIRECCION GENERAL DE CONTRATACIONES PUBLICAS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administ. y Regul. de las Contrataciones	1,550,000
Total del Presupuesto de funcionamiento	1,550,000
Inversión	
Servicios de Contrataciones Públicas	1,600,000
Total del Presupuesto de inversión	1,600,000
TOTAL DEL PRESUPUESTO DE GASTOS	3,150,000

CAPÍTULO XV

1.30 INSTITUTO NACIONAL DE CULTURA

ARTÍCULO 73. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2007:

Ingresos Totales	14,029,600
Menos: Aumento de Reservas	
Ingresos Disponibles	14,029,600
Gastos	14,029,600

ARTÍCULO 74. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

130.0.0.0.0.00.	INSTITUTO NACIONAL DE CULTURA	14,029,600
130.1.0.0.0.00.	INGRESOS CORRIENTES	7,949,200
130.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,949,200
130.1.2.1.0.00.	RENTA DE ACTIVOS	125,000
130.1.2.1.1.00.	ARRENDAMIENTOS	60,000
130.1.2.1.1.01.	ARRENDAMIENTOS	60,000
130.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	15,000
130.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	15,000
130.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	50,000
130.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	50,000
130.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,815,200
130.1.2.3.1.00.	GOBIERNO CENTRAL	7,806,200
130.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	7,806,200
130.1.2.3.3.00.	EMPRESAS PÚBLICAS	9,000
130.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	9,000
130.1.2.6.0.00.	INGRESOS VARIOS	9,000
130.1.2.6.0.99.	OTROS INGRESOS VARIOS	9,000
130.2.0.0.0.00.	INGRESOS DE CAPITAL	6,080,400
130.2.2.0.0.00.	RECURSOS DEL CRÉDITO	300,000
130.2.2.2.0.00.	CRÉDITO EXTERNO	300,000
130.2.2.2.4.00.	CONVENIOS CON GOBIERNOS EXTRANJERO	300,000
130.2.2.2.4.10.	BANCO DE CHINA - BNP	300,000

130.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	5,780,400
130.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	5,780,400
130.2.3.2.1.00.	GOBIERNO CENTRAL	5,780,400
130.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	5,780,400

ARTÍCULO 75. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE CULTURA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,102,000
Patrimonio Histórico	721,700
Extensión Cultural	1,764,300
Educación Artística	2,361,200
Total del Presupuesto de funcionamiento	7,949,200
Inversión	
Mantenimiento y Restauraciones de Obras	6,080,400
Total del Presupuesto de Inversión	6,080,400
TOTAL DEL PRESUPUESTO DE GASTOS	14,029,600



CAPÍTULO XVI

1.31. SISTEMA ESTATAL DE RADIO Y TELEVISIÓN

ARTÍCULO 76. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2007:

Ingresos Totales	5,973,000
Menos: Aumento de Reservas	
Ingresos Disponibles	5,973,000
Gastos	5,973,000

ARTÍCULO 77. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

131.0.0.0.0.00.	SISTEMA ESTATAL DE RADIO Y TELEVISIÓN	5,973,000
131.1.0.0.0.00.	INGRESOS CORRIENTES	5,085,000
131.1.1.0.0.00.	INGRESOS TRIBUTARIOS	4,381,000
131.1.1.1.0.00.	IMPUESTOS DIRECTOS	4,381,000
131.1.1.1.4.00.	SEGURO EDUCATIVO	4,381,000
131.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	4,381,000
131.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	704,000

131.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	704,000
131.1.2.3.1.00.	GOBIERNO CENTRAL	704,000
131.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	704,000
131.2.0.0.0.00.	INGRESOS DE CAPITAL	888,000
131.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	888,000
131.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	888,000
131.2.3.2.1.00.	GOBIERNO CENTRAL	888,000
131.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	888,000

ARTÍCULO 78. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SISTEMA ESTATAL DE RADIO Y TELEVISIÓN para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,332,760
Operaciones de Radio y Televisión	2,752,240
Total del Presupuesto de Funcionamiento	5,085,000
Inversión	
Modernización de Radio y Telev. Estatal	888,000
Total del Presupuesto de Inversión	888,000
TOTAL DEL PRESUPUESTO DE GASTOS	5,973,000

CAPITULO XVII

1.32 SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACCION

ARTÍCULO 79. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACCION para la vigencia fiscal de 2007:

Ingresos Totales	18,334,300
Menos: Aumento de Reservas	
Ingresos Disponibles	18,334,300
Gastos	18,334,300

ARTÍCULO 80. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

132.0.0.0.0.00.	SECRETARIA NACIONAL DE CIENCIA, TECNOLOG. E INN.	18,334,300
132.1.0.0.0.00.	INGRESOS CORRIENTES	2,614,300
132.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	2,614,300
132.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,614,300
132.1.2.3.1.00.	GOBIERNO CENTRAL	2,614,300
132.1.2.3.1.03.	PRESIDENCIA	2,614,300
132.2.0.0.0.00.	INGRESOS DE CAPITAL	15,720,000

132.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	15,720,000
132.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	15,720,000
132.2.3.2.1.00.	GOBIERNO CENTRAL	15,720,000
132.2.3.2.1.03.	PRESIDENCIA DE LA REPUBLICA	15,720,000

ARTÍCULO 81. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del SECRETARIA NACIONAL DE CIENCIA, TECNOLOGIA E INNOVACCION para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuaci

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Dirección y Administración General		2,614,300
	Total del Presupuesto de funcionamiento	2,614,300
	Inversión	
Ciencia y Tecnología		15,720,000
	Total del Presupuesto de Inversión	15,720,000
	TOTAL DEL PRESUPUESTO DE GASTOS	18,334,300


REPUBLICA DE PANAMA

CAPÍTULO XVIII

1.35 INSTITUTO NACIONAL DE DEPORTES

ARTÍCULO 82. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2007.

Ingresos Totales	15,457,200
Menos: Aumento de Reservas	
Ingresos Disponibles	15,457,200
Gastos	15,457,200

ARTÍCULO 83. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

135.0.0.0.0.00.	INSTITUTO NACIONAL DE DEPORTES	15,457,200
135.1.0.0.0.00.	INGRESOS CORRIENTES	7,622,200
135.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	7,622,200
135.1.2.1.0.00.	RENTA DE ACTIVOS	201,100
135.1.2.1.1.00.	ARRENDAMIENTOS	141,100
135.1.2.1.1.01.	ARRENDAMIENTOS	141,100
135.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	60,000
135.1.2.1.5.06.	ESPECTÁCULOS PÚBLICOS	60,000
135.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	7,341,100
135.1.2.3.1.00.	GOBIERNO CENTRAL	7,291,100
135.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	7,291,100
135.1.2.3.3.00.	EMPRESAS PÚBLICAS	50,000
135.1.2.3.3.82.	LOTERÍA NACIONAL DE BENEFICENCIA	50,000

135.1.2.6.0.00.	INGRESOS VARIOS	80,000
135.1.2.6.0.99.	OTROS INGRESOS VARIOS	80,000
135.2.0.0.0.00.	INGRESOS DE CAPITAL	7,835,000
135.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	7,835,000
135.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	7,835,000
135.2.3.2.1.00.	GOBIERNO CENTRAL	7,835,000
135.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	7,835,000

ARTÍCULO 84. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE DEPORTES para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración	3,325,300
Fomento y Promoción del Deporte	2,415,000
Diseño Const. y Mant. de Obras e Inst.	1,711,100
Operaciones Financieras	16,200
Transferencias Varias	154,600
Total del Presupuesto de funcionamiento	7,622,200
Inversión	
Construcciones y Mejoras	7,835,000
Total del Presupuesto de inversión	7,835,000
TOTAL DEL PRESUPUESTO DE GASTOS	15,457,200

CAPITULO XIX

1.37 INSTITUTO NAL. DE FORMACIÓN PROFESIONAL Y CAPACITACIÓN PARA EL DESARROLLO HUMANO

ARTÍCULO 85. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONAL Y CAPACITACION PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2007:

Ingresos Totales	88,463,800
Menos: Aumento de Reservas	
Ingresos Disponibles	88,463,800
Gastos	88,463,800

ARTÍCULO 86. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

137.0.0.0.0.00.	INSTITUTO NACIONAL DE FORMACION PROFESIONAL Y CAP.	88,463,800
137.1.0.0.0.00.	INGRESOS CORRIENTES	13,018,000
137.1.1.0.0.00.	INGRESOS TRIBUTARIOS	12,518,000
137.1.1.1.0.00.	IMPUESTOS DIRECTOS	12,518,000
137.1.1.1.4.00.	SEGURO EDUCATIVO	12,518,000

137.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	12,518,000
137.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	500,000
137.1.2.1.0.00.	RENTA DE ACTIVOS	440,000
137.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	440,000
137.1.2.1.3.09.	TALLERES ARTESANALES	440,000
137.1.2.6.0.00.	INGRESOS VARIOS	60,000
137.1.2.6.0.99.	OTROS INGRESOS VARIOS	60,000
137.2.0.0.0.00.	INGRESOS DE CAPITAL	75,445,800
137.2.2.0.0.00.	RECURSOS DEL CRÉDITO	2,200,000
137.2.2.2.0.00.	CRÉDITO EXTERNO	2,200,000
137.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	2,200,000
137.2.2.2.1.52.	BID - 1403 OC/PN	2,200,000
137.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	73,245,800
137.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	73,245,800
137.2.3.2.1.00.	GOBIERNO CENTRAL	73,245,800
137.2.3.2.1.13.	MINISTERIO DE TRABAJO Y DESARROLLO LABORAL	73,245,800

ARTÍCULO 87. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO NACIONAL DE FORMACIÓN PROFESIONA Y CAPACITACION PARA EL DESARROLLO HUMANO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,279,100
Formación de Recursos Humanos	4,090,600
Total del Presupuesto de funcionamiento	7,369,700
Inversión	
Construcciones y Mejoras a Obras	7,521,000
Equipamiento de Centros y Sub-Centros	3,624,100
Granjas Sostenibles	179,900
Sistema de Formación Profesional - Dual	1,413,800
Formación y Capacitación Desarrollo H.	68,355,300
Total del Presupuesto de inversión	81,094,100
TOTAL DEL PRESUPUESTO DE GASTOS	88,463,800

CAPÍTULO XX

1.40 INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL

ARTÍCULO 88. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMENO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2007:

Ingresos Totales	17,652,800
Menos: Aumento de Reservas	
Ingresos Disponibles	17,652,800

Gastos	17,652,800

ARTÍCULO 89. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

Código	Descripción	Monto
140.0.0.0.0.00.	INSTITUTO PANAMEÑO DE HABILITACION ESPECIAL	17,652,800
140.1.0.0.0.00.	INGRESOS CORRIENTES	16,583,100
140.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,583,100
140.1.2.1.0.00.	RENTA DE ACTIVOS	262,600
140.1.2.1.1.00.	ARRENDAMIENTOS	4,500
140.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	4,500
140.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	243,100
140.1.2.1.3.09.	TALLERES ARTESANALES	225,100
140.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	18,000
140.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	15,000
140.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	15,000
140.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	15,923,500
140.1.2.3.1.00.	GOBIERNO CENTRAL	15,922,500
140.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	15,922,500
140.1.2.3.6.00.	MUNICIPIOS	1,000
140.1.2.3.6.01.	PANAMÁ	1,000
140.1.2.4.0.00.	TASAS Y DERECHOS	147,000
140.1.2.4.1.00.	DERECHOS	25,000
140.1.2.4.1.33.	SERVICIO DE GUARDERÍA	25,000
140.1.2.4.2.00.	TASAS	122,000
140.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRESTAMOS	122,000
140.1.2.6.0.00.	INGRESOS VARIOS	250,000
140.1.2.6.0.99.	OTROS INGRESOS VARIOS	250,000
140.2.0.0.0.00.	INGRESOS DE CAPITAL	1,069,700
140.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	820,800
140.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	820,800
140.2.3.2.1.00.	GOBIERNO CENTRAL	820,800
140.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	820,800
140.2.4.0.0.00.	SALDO EN CAJA Y BANCO	248,900
140.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	248,900
140.2.4.2.0.01.	SALDO DE CAPITAL	248,900

ARTÍCULO 90. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE HABILITACIÓN ESPECIAL para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,027,151
Servicios de Habilitación	11,293,072
Servicio de Apoyo	1,203,355

Total No. of Pages: 117
Exhibit Index is on page 3
Page 56 of 117

Producción y Capacitación Laboral	537,922
Transferencias Varias	521,600
Total del Presupuesto de funcionamiento	16,583,100
Inversión	
Construcciones y Reparaciones	481,500
Suministros y Equipamiento	588,200
Total del Presupuesto de inversión	1,069,700
TOTAL DEL PRESUPUESTO DE GASTOS	17,652,800

CAPÍTULO XXI

1.42 INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO

ARTÍCULO 91. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO para la vigencia fiscal de 2007:

Ingresos Totales	4,859,400
Menos: Aumento de Reservas	
Ingresos Disponibles	4,859,400
Gastos	4,859,400

ARTÍCULO 92. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

142.0.0.0.0.00.	INSTITUTO PANAMEÑO AUTÓNOMO COOPERATIVO	4,859,400
142.1.0.0.0.00.	INGRESOS CORRIENTES	4,859,400
142.1.1.0.0.00.	INGRESOS TRIBUTARIOS	3,651,000
142.1.1.1.0.00.	IMPUESTOS DIRECTOS	3,651,000
142.1.1.1.4.00.	SEGURO EDUCATIVO	3,651,000
142.1.1.1.4.99.	OTROS SEGURO EDUCATIVO	3,651,000
142.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	636,000
142.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	622,800
142.1.2.3.7.00.	SECTOR PRIVADO	622,800
142.1.2.3.7.01.	5% APORTE DE LAS COOPERATIVAS	622,800
142.1.2.6.0.00.	INGRESOS VARIOS	13,200
142.1.2.6.0.99.	OTROS INGRESOS VARIOS	13,200
142.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	572,400
142.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	572,400
142.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	572,400

ARTÍCULO 93. Para la ejecución de programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO AUTONÓMO COOPERATIVO para vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS

Funcionamiento

Dirección y Administración General	1,495,470
Promoción y Fortalecimiento	3,093,130
Transferencias Varias	20,800
Total del Presupuesto de funcionamiento	**4,609,400**

Inversión

Equipamento	250,000
Total del Presupuesto de inversión	**250,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,859,400**

CAPÍTULO XXII

1.45 INSTITUTO PANAMEÑO DE TURISMO

ARTÍCULO 94. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO PANAMENO DE TURISMO para la vigencia fiscal de 2007:

Ingresos Totales	23,411,100
Menos: Aumento de Reservas	
Ingresos Disponibles	23,411,100
Gastos	23,411,100

ARTÍCULO 95. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

145.0.0.0.0.00.	INSTITUTO PANAMEÑO DE TURISMO (IPAT)	23,411,100
145.1.0.0.0.00.	INGRESOS CORRIENTES	21,411,100
145.1.1.0.0.00.	INGRESOS TRIBUTARIOS	17,540,200
145.1.1.2.0.00.	IMPUESTOS INDIRECTOS	17,540,200
145.1.1.2.4.00.	PRODUCCIÓN, VENTA Y CONSUMO SELECTIVO	17,540,200
145.1.1.2.4.03.	PASAJE AÉREO	7,500,000
145.1.1.2.4.04.	HOSPEDAJES	10,040,200
145.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,870,900
145.1.2.1.0.00.	RENTA DE ACTIVOS	1,502,500
145.1.2.1.1.00.	ARRENDAMIENTOS	1,502,500
145.1.2.1.1.01.	ARRENDAMIENTOS	1,502,500
145.1.2.4.0.00.	TASAS Y DERECHOS	2,331,700
145.1.2.4.2.00.	TASAS	2,331,700
145.1.2.4.2.25.	TARJETAS DE TURISMO	2,331,700
145.1.2.6.0.00.	INGRESOS VARIOS	36,700
145.1.2.6.0.99.	OTROS INGRESOS VARIOS	36,700
145.2.0.0.0.00.	INGRESOS DE CAPITAL	2,000,000
145.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,000,000
145.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,000,000
145.2.3.2.1.00.	GOBIERNO CENTRAL	1,000,000
145.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	1,000,000
145.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,000,000

145.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,000,000
145.2.4.2.0.01.	SALDO DE CAPITAL	1,000,000

ARTÍCULO 96. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO PANAMEÑO DE TURISMO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,091,700
Fomento del Turismo	3,358,400
Transferencias Varias	783,500
Operaciones Financieras	1,318,500
Total del Presupuesto de funcionamiento	9,552,100
Inversión	
Promoción Turística	13,859,000
Total del Presupuesto de inversión	13,859,000
TOTAL DEL PRESUPUESTO DE GASTOS	23,411,100


REPUBLICA DE PANAMA

CAPÍTULO XXIII

1.48 REGISTRO PÚBLICO DE PANAMÁ

ARTÍCULO 97. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2007:

Ingresos Totales	30,813,000
Menos: Aumento de Reservas	
Ingresos Disponibles	30,813,000
Gastos	30,813,000

ARTÍCULO 98. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

148.0.0.0.0.00.	REGISTRO PÚBLICO DE PANAMÁ	30,813,000
148.1.0.0.0.00.	INGRESOS CORRIENTES	30,813,000
148.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	29,500,000
148.1.2.4.0.00.	TASAS Y DERECHOS	29,000,000
148.1.2.4.1.00.	DERECHOS	29,000,000
148.1.2.4.1.58.	DERECHO DE REGISTRO	20,700,000
148.1.2.4.1.59.	DERECHO DE CERTIFICACIÓN	5,700,000
148.1.2.4.1.60.	DERECHO DE CALIFICACIÓN	2,600,000
148.1.2.6.0.00.	INGRESOS VARIOS	500,000
148.1.2.6.0.99.	OTROS INGRESOS VARIOS	500,000
148.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	1,313,000
148.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,313,000

Total Number of Pages: 117
Exhibit Index is on pages: 3
Page: 59 of 117.

148.1.4.2.0.01.	DISPONIBLE LIBRE EN BANCO	1,313,000

ARTÍCULO 99. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del REGISTRO PÚBLICO DE PANAMÁ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	3,545,316
Operaciones	1,790,652
Archivos Nacionales	319,232
Tansferencias	21,245,800
Total del Presupuesto de funcionamiento	26,901,000
Inversión	
Edificaciones	2,912,000
Equipo de Informàtica	1,000,000
Total del Presupuesto de inversión	3,912,000
TOTAL DEL PRESUPUESTO DE GASTOS	30,813,000

CAPITULO XXIV

1.87 UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ

ARTÍCULO 100. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2007:

Ingresos Totales	17,322,400
Menos: Aumento de Reservas	
Ingresos Disponibles	17,322,400
Gastos	17,322,400

ARTÍCULO 101. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

187.0.0.0.0.00.	UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ	17,322,400
187.1.0.0.0.00.	INGRESOS CORRIENTES	16,776,400
187.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	16,776,400
187.1.2.1.0.00.	RENTA DE ACTIVOS	336,000
187.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	336,000
187.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	83,700
187.1.2.1.3.12.	PRODUCTOS PROCESADOS	252,300
187.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	14,524,700
187.1.2.3.1.00.	GOBIERNO CENTRAL	14,524,700
187.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	14,524,700
187.1.2.4.0.00.	TASAS Y DERECHOS	1,589,000
187.1.2.4.1.00.	DERECHOS	1,534,800

187.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	58,800
187.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	530,300
187.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT.	945,700
187.1.2.4.2.00.	TASAS	54,200
187.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	10,200
187.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	44,000
187.1.2.6.0.00.	INGRESOS VARIOS	326,700
187.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	302,000
187.1.2.6.0.99.	OTROS INGRESOS VARIOS	24,700
187.2.0.0.0.00.	INGRESOS DE CAPITAL	546,000
187.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	546,000
187.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	546,000
187.2.3.2.1.00.	GOBIERNO CENTRAL	546,000
187.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	546,000

ARTÍCULO 102. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD AUTÓNOMA DE CHIRIQUÍ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:


REPUBLICA DE PANAMA

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	4,969,800
Educación Superior	11,340,600
Investigación	466,000
Total del Presupuesto de funcionamiento	16,776,400
Inversión	
Construcción y Rehabilitación	490,000
Equipamiento	56,000
Total del Presupuesto de inversión	546,000
TOTAL DEL PRESUPUESTO DE GASTOS	17,322,400

CAPÍTULO XXV

1.90 UNIVERSIDAD DE PANAMÁ

ARTÍCULO 103. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2007:

Ingresos Totales	137,839,000
Menos: Aumento de Reservas	
Ingresos Disponibles	137,839,000
Gastos	137,839,000

ARTÍCULO 104. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

190.0.0.0.0.00.	UNIVERSIDAD DE PANAMÁ	137,839,000
190.1.0.0.0.00.	INGRESOS CORRIENTES	134,772,700
190.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	134,772,700
190.1.2.1.0.00.	RENTA DE ACTIVOS	6,780,800
190.1.2.1.1.00.	ARRENDAMIENTOS	236,200
190.1.2.1.1.01.	ARRENDAMIENTOS	236,200
190.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	3,162,300
190.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	80,000
190.1.2.1.3.12.	PRODUCTOS PROCESADOS	1,100,000
190.1.2.1.3.98.	OTROS SERVICIOS AUTOGESTIÓN	1,952,300
190.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	30,000
190.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	3,382,300
190.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	3,382,300
190.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	117,563,400
190.1.2.3.1.00.	GOBIERNO CENTRAL	117,414,200
190.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	117,414,200
190.1.2.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	149,200
190.1.2.3.2.06.	ENTE REGULADOR DE LOS SERVICIOS PÚBLICOS	149,200
190.1.2.4.0.00.	TASAS Y DERECHOS	7,729,700
190.1.2.4.1.00.	DERECHOS	6,942,200
190.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	78,000
190.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	3,100,000
190.1.2.4.1.98.	OTROS SERVICIOS DE GESTIÓN INSTIT	3,764,200
190.1.2.4.2.00.	TASAS	787,500
190.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	77,500
190.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	630,000
190.1.2.4.2.28.	REVÁLIDA DE TÍTULOS	80,000
190.1.2.6.0.00.	INGRESOS VARIOS	2,698,800
190.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	2,648,800
190.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000
190.2.0.0.0.00.	INGRESOS DE CAPITAL	3,066,300
190.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,066,300
190.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,066,300
190.2.3.2.1.00.	GOBIERNO CENTRAL	3,066,300
190.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,066,300

ARTÍCULO 105. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD DE PANAMÁ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	39,979,381
Educación Superior.	87,767,074
Investigaciones	5,107,851
Extensión Cultural	1,867,744
Transferencias Varias	50,650
Total del Presupuesto de funcionamiento	**134,772,700**

Inversión

Construcciones y Equipamiento	2,884,700
Seguimiento a Proy .de Inversión	150,000
Proyectos Internacionales	31,600
Total del Presupuesto de inversión	**3,066,300**
TOTAL DEL PRESUPUESTO DE GASTOS	**137,839,000**

CAPÍTULO XXVI

1.91 UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA

ARTÍCULO 106. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA para la vigencia fiscal de 2007:

Ingresos Totales	4,904,500
Menos: Aumento de Reservas	
Ingresos Disponibles	4,904,500
Gastos	4,904,500

ARTÍCULO 107. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

191.0.0.0.0.00.	UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA	4,904,500
191.1.0.0.0.00.	INGRESOS CORRIENTES	4,904,500
191.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,904,500
191.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	2,550,000
191.1.2.3.3.00.	EMPRESAS PÚBLICAS	2,550,000
191.1.2.3.3.03.	TRANSFERENCIA CORRIENTE AMP	2,550,000
191.1.2.4.0.00.	TASAS Y DERECHOS	1,140,000
191.1.2.4.1.00.	DERECHOS	1,140,000
191.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,140,000
191.1.2.6.0.00.	INGRESOS VARIOS	1,214,500
191.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,214,500

ARTÍCULO 108. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD MARITIMA INTERNACIONAL DE PANAMA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Y Admón General	1,320,790
Docencia Marítima	3,583,710
Total del Presupuesto de funcionamiento	**4,904,500**
TOTAL DEL PRESUPUESTO DE GASTOS	**4,904,500**

CAPÍTULO XXVII

1.93 UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS

ARTÍCULO 109. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2007:

Ingresos Totales	8,399,800
Menos: Aumento de Reservas	
Ingresos Disponibles	8,399,800
Gastos	8,399,800

ARTÍCULO 110. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

193.0.0.0.0.00.	UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS	8,399,800
193.1.0.0.0.00.	INGRESOS CORRIENTES	6,785,800
193.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,785,800
193.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	4,916,400
193.1.2.3.1.00.	GOBIERNO CENTRAL	4,916,400
193.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	4,916,400
193.1.2.4.0.00.	TASAS Y DERECHOS	1,163,200
193.1.2.4.1.00.	DERECHOS	1,163,200
193.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	1,163,200
193.1.2.6.0.00.	INGRESOS VARIOS	706,200
193.1.2.6.0.98.	OTROS SERVICIOS AUTOGESTIÓN	691,000
193.1.2.6.0.99.	OTROS INGRESOS VARIOS	15,200
193.2.0.0.0.00.	INGRESOS DE CAPITAL	1,614,000
193.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	1,614,000
193.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	1,614,000
193.2.3.2.1.00.	GOBIERNO CENTRAL	1,614,000
193.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	1,614,000

ARTÍCULO 111. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD ESPECIALIZADA DE LAS AMÉRICAS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	2,401,100
Serv. Docentes y Estudiantiles	4,384,700
Total del Presupuesto de funcionamiento	**6,785,800**
Inversión	
Remodelaciones	835,000
Construcciones	700,000
Equipam. de Labora. y Clínica Interdisc.	79,000
Total del Presupuesto de inversión	**1,614,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**8,399,800**

CAPÍTULO XXVIII
1.95 UNIVERSIDAD TECNOLÓGICA DE PANAMÁ

ARTÍCULO 112. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2007:

Ingresos Totales	39,746,100
Menos: Aumento de Reservas	
Ingresos Disponibles	39,746,100
Gastos	39,746,100

ARTÍCULO 113. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

195.0.0.0.0.00.	UNIVERSIDAD TECNOLÓGICA	39,746,100
195.1.0.0.0.00.	INGRESOS CORRIENTES	33,976,100
195.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	33,976,100
195.1.2.1.0.00.	RENTA DE ACTIVOS	1,969,000
195.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,969,000
195.1.2.1.4.07.	LABORATORIOS Y CENTROS ESPECIALES	565,000
195.1.2.1.4.99.	OTROS SERVICIOS AUTOGESTIÓN	1,404,000
195.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	28,915,100
195.1.2.3.1.00.	GOBIERNO CENTRAL	28,915,100
195.1.2.3.1.07.	MINISTERIO DE EDUCACIÓN	28,915,100
195.1.2.4.0.00.	TASAS Y DERECHOS	2,462,000
195.1.2.4.1.00.	DERECHOS	2,220,000
195.1.2.4.1.23.	BIENESTAR ESTUDIANTIL	36,000
195.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	2,150,000
195.1.2.4.1.99.	OTROS \ BIBLIOTECA	34,000
195.1.2.4.2.00.	TASAS	242,000
195.1.2.4.2.26.	CERTIFICADOS Y DIPLOMAS	242,000
195.1.2.6.0.00.	INGRESOS VARIOS	630,000
195.1.2.6.0.99.	OTROS INGRESOS VARIOS	630,000
195.2.0.0.0.00.	INGRESOS DE CAPITAL	5,770,000
195.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	3,970,000
195.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	3,970,000
195.2.3.2.1.00.	GOBIERNO CENTRAL	3,970,000
195.2.3.2.1.07.	MINISTERIO DE EDUCACIÓN	3,970,000
195.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,800,000
195.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,800,000
195.2.4.2.0.01.	SALDO DE CAPITAL	1,800,000

ARTÍCULO 114. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la UNIVERSIDAD TECNOLÓGICA DE PANAMÁ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	8,511,700

Educación Superior Tecnológica	22,945,700
Investigación, Post-Grado y Extensión	2,518,700
Total del Presupuesto de funcionamiento	33,976,100
Inversión	
Construcciones Educativas	4,967,700
Mobiliario, Libros y Equipo Educacional	302,300
Investigación y Transf. de Tecnología	500,000
Total del Presupuesto de inversión	5,770,000
TOTAL DEL PRESUPUESTO DE GASTOS	39,746,100

CAPÍTULO XXIX

1.97 ZONA FRANCA DE BARÚ

ARTÍCULO 115. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2007:

Ingresos Totales	313,400
Menos: Aumento de Reservas	
Ingresos Disponibles	313,400
Gastos	313,400

ARTÍCULO 116. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

197.0.0.0.0.00.	ZONA FRANCA DE BARÚ	313,400
197.1.0.0.0.00.	INGRESOS CORRIENTES	313,400
197.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	313,400
197.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	268,400
197.1.2.3.1.00.	GOBIERNO CENTRAL	268,400
197.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	268,400
197.1.2.4.0.00.	TASAS Y DERECHOS	44,900
197.1.2.4.2.00.	TASAS	44,900
197.1.2.4.2.43.	CLAVES DE OPERACIÓN	43,600
197.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	1,300
197.1.2.6.0.00.	INGRESOS VARIOS	100
197.1.2.6.0.99.	OTROS INGRESOS VARIOS	100

ARTÍCULO 117. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la ZONA FRANCA DE BARÚ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	313,400
Total del Presupuesto de funcionamiento	313,400
TOTAL DEL PRESUPUESTO DE GASTOS	313,400

CAPÍTULO IV
RESUMEN DE LOS PRESUPUESTOS DE LAS EMPRESAS PÚBLICAS

ARTÍCULO 118. Apruébase los presupuestos de las Empresas Públicas para la vigencia fiscal de 2007 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	814,124,100	83,876,400	868,000,500	429,103,670	138,896,830	868,000,500
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	49,747,800	15,476,400	65,224,200	31,010,100	34,214,100	65,224,200
AUTORIDAD MARÍTIMA DE PANAMÁ	94,951,000	710,000	95,661,000	85,294,000	10,367,000	95,661,000
BINGOS NACIONALES	888,000	0	888,000	865,000	23,000	888,000
AUTORIDAD AERONÁUTICA CIVIL	20,249,400	6,115,000	26,364,400	19,398,800	6,965,600	26,364,400
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	78,932,800	30,000,000	108,932,500	70,013,700	38,918,800	108,932,500
INSTITUTO DE MERCADEO AGROPECUARIO	[illegible]	[illegible]	4,937,800	4,069,370	868,430	4,937,800
EMPRESA DE GENERACION ELÉCTRICA S.A.	1,584,000	300,000	1,884,000	1,529,000	355,000	1,884,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	70,112,100	0	70,112,100	36,142,800	33,969,300	70,112,100
LOTERÍA NACIONAL DE BENEFICENCIA	[illegible]	0	135,117,000	132,868,200	2,248,800	135,117,000
ZONA LIBRE DE COLÓN	[illegible]	[illegible]	53,283,000	42,878,700	10,404,300	53,283,000

ARTÍCULO 119. Apruébase los gastos corrientes de los presupuestos de las Empresas Públicas para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACIÓN	TRANSFERENCIAS CORRIENTES	APORTE AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	224,836,494	20,826,876	166,393,900	2,656,100	15,390,400	429,103,670
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	17,045,400	696,100	8,300,000	0	4,968,600	31,010,100
AUTORIDAD MARÍTIMA DE PANAMÁ	19,581,100	8,436,300	53,526,000	2,550,000	1,200,600	85,294,000
BINGOS NACIONALES	826,600	38,400	0	0	0	865,000
AUTORIDAD AERONÁUTICA CIVIL	17,186,500	1,434,500	0	0	777,800	19,398,800
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	68,468,600	410,000	0	0	1,135,100	70,013,700
INSTITUTO DE MERCADEO AGROPECUARIO	3,894,470	158,200	0	0	16,700	4,069,370
EMPRESA DE GENERACION ELÉCTRICA S.A.	1,529,000	0	0	0	0	1,529,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	21,209,224	5,535,776	5,025,700	0	4,372,100	36,142,800
LOTERÍA NACIONAL DE BENEFICENCIA	60,895,300	2,538,000	69,434,900	0	0	132,868,200
ZONA LIBRE DE COLÓN	8,637,400	1,104,500	30,217,300	0	2,919,500	42,878,700

Total No. of Pages: 117
Exhibit Index is on pg: 3
Page 67 of 117

ARTÍCULO 120. Apruébanse los gastos de capital de los Presupuestos de las Empresas Públicas para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	114,892,800	2,414,200	4,900,000	17,090,830	138,896,830
AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	28,265,000	1,449,100	4,900,000	0	34,214,100
AUTORIDAD MARÍTIMA DE PANAMÁ	8,128,800	43,600	0	2,194,600	10,367,000
BINGOS NACIONALES	0	23,000	0	0	23,000
AUTORIDAD AERONÁUTICA CIVIL	5,400,000	10,000	0	1,555,600	6,965,600
INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	36,109,000	0	0	2,809,800	38,918,800
INSTITUTO DE MERCADEO AGROPECUARIO	775,000	62,000	0	31,430	868,430
EMPRESA DE GENERACIÓN ELÉCTRICA S.A.	300,000	55,000	0	0	355,000
EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	28,698,400	54,300	0	5,216,400	33,969,300
LOTERÍA NACIONAL DE BENEFICENCIA	1,725,000	523,800	0	0	2,248,800
ZONA LIBRE DE COLÓN	4,990,600	130,700	0	5,283,000	10,404,300
AGENCIA DEL AREA PANAMA PACIFICO	500,000	62,500	0	0	562,500

CAPÍTULO II

2.02 AEROPUERTO INTERNACIONAL TOCUMEN, S.A.

ARTÍCULO 121. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2007:

Ingresos Totales	65,224,200
Menos: Aumento de Reservas	
Ingresos Disponibles	65,224,200
Gastos	65,224,200

ARTÍCULO 122. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

202.0.0.0.0.00.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	65,224,200
202.1.0.0.0.00.	INGRESOS CORRIENTES	49,747,800
202.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	49,747,800
202.1.2.1.0.00.	RENTA DE ACTIVOS	14,491,100
202.1.2.1.1.00.	ARRENDAMIENTOS	2,747,500
202.1.2.1.1.01.	ARRENDAMIENTOS	2,747,500
202.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	1,468,500

202.1.2.1.3.04.	VENTA DE ENERGÍA	1,437,800
202.1.2.1.3.07.	AGUA	30,700
202.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	10,275,100
202.1.2.1.4.03.	SERVICIOS TELÉFONICOS Y CABLEGRÁFICOS	8,000
202.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	6,473,000
202.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	138,200
202.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	3,355,900
202.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	300,000
202.1.2.4.0.00.	TASAS Y DERECHOS	34,701,500
202.1.2.4.1.00.	DERECHOS	34,701,500
202.1.2.4.1.17.	USO DE AEROPUERTOS	20,085,000
202.1.2.4.1.34.	ESTACIONAMIENTO PÚBLICO Y ESTAC	1,176,300
202.1.2.4.1.45.	OTRAS CONCESIONES	13,440,200
202.1.2.6.0.00.	INGRESOS VARIOS	555,200
202.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	135,000
202.1.2.6.0.99.	OTROS INGRESOS VARIOS	420,200
202.2.0.0.0.00.	INGRESOS DE CAPITAL	15,476,400
202.2.4.0.0.00.	SALDO EN CAJA Y BANCO	15,476,400
202.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	15,476,400
202.2.4.2.0.01.	SALDO DE CAPITAL	15,476,400

ARTÍCULO 123. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del AEROPUERTO INTERNACIONAL TOCUMEN, S.A. para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Operaciones Aeroportuarias	32,459,200
Total del Presupuesto de funcionamiento	32,459,200
Inversión	
Ampliación y Remodelación	12,788,600
Plan de Expansión	15,476,400
Transferencias de Capital	4,500,000
Total del Presupuesto de Inversión	32,765,000
TOTAL DEL PRESUPUESTO DE GASTOS	65,224,200

CAPÍTULO III

2.03 AUTORIDAD MARÍTIMA DE PANAMÁ

ARTÍCULO 124. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2007:

Ingresos Totales	95,661,000
Menos: Aumento de Reservas	
Ingresos Disponibles	95,661,000

Gastos	95,661,000

ARTÍCULO 125. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

203.0.0.0.0.00.	AUTORIDAD MARÍTIMA DE PANAMÁ	95,661,000
203.1.0.0.0.00.	INGRESOS CORRIENTES	94,951,000
203.1.1.0.0.00.	INGRESOS TRIBUTARIOS	21,382,200
203.1.1.1.0.00.	IMPUESTOS DIRECTOS	21,382,200
203.1.1.1.2.00.	SOBRE LA PROPIEDAD Y PATRIMONIO	21,382,200
203.1.1.1.2.03.	IMPUESTOS DE NAVES	21,382,200
203.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	73,568,800
203.1.2.1.0.00.	RENTA DE ACTIVOS	8,387,100
203.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	8,387,100
203.1.2.1.4.16.	SERV.DE NAVE A TIERRA Y PUENTE	2,560,400
203.1.2.1.4.17.	MOVILIZACIÓN DE CARGA (PROY.ARENERO)	5,826,700
203.1.2.4.0.00.	TASAS Y DERECHOS	61,610,700
203.1.2.4.1.00.	DERECHOS	8,743,800
203.1.2.4.1.06.	ABANDERAMIENTO DE NAVES	1,940,000
203.1.2.4.1.44.	CONCESIONES EN ÁREAS PORTUARIAS	6,041,100
203.1.2.4.1.46.	LICENCIAS DE PESCA DE ANCHOVETAS Y ARENQUES	762,700
203.1.2.4.2.00.	TASAS	52,866,900
203.1.2.4.2.07.	FAROS Y BOYAS	4,325,000
203.1.2.4.2.08.	RECAUDOS CONSULARES	7,710,900
203.1.2.4.2.13.	DOCUMENTACIÓN DE NAVES	3,500,000
203.1.2.4.2.55.	ARQUEO Y AVALUO DE NAVES	100,000
203.1.2.4.2.56.	INVESTIGACIÓN DE ACCIDENTES	3,498,000
203.1.2.4.2.57.	CERTIFICACIÓN DE COMPETENCIA	25,000,000
203.1.2.4.2.58.	3% DE NAVES ACCIDENTADAS	2,000,000
203.1.2.4.2.59.	INSPECCIÓN DE NAVES	6,608,000
203.1.2.4.2.60.	EXÁMENES A OFICIALES MARINOS	125,000
203.1.2.6.0.00.	INGRESOS VARIOS	3,571,000
203.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	800,000
203.1.2.6.0.50.	INGRESOS VARIOS NAVES	1,500,000
203.1.2.6.0.51.	INGRESOS VARIOS CONSULARES	1,271,000
203.2.0.0.0.00.	INGRESOS DE CAPITAL	710,000
203.2.2.0.0.00.	RECURSOS DEL CRÉDITO	710,000
203.2.2.2.0.00.	CRÉDITO EXTERNO	710,000
203.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	710,000
203.2.2.2.1.01.	PRESTAMO AMP- 01152 BID	710,000

ARTÍCULO 126. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AUTORIDAD MARÍTIMA DE PANAMÁ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	15,029,400

Servicios de la Aut. Marítima	13,876,100
Servicios Portuarios	3,701,300
Rec. Marinos y Costeros	1,399,400
Transferencias	53,526,000
Total del Presupuesto de funcionamiento	87,532,200
Inversión	
Constr. y Mant. de Oficinas Admvas.	3,000,000
Adquisición de Equipo	3,694,300
Puertos	724,300
Fortalec. de la Capacidad de Gestión	710,000
Total del Presupuesto de inversión	8,128,800
TOTAL DEL PRESUPUESTO DE GASTOS	95,661,000

CAPÍTULO IV

2.08 BINGOS NACIONALES

ARTÍCULO 127. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los BINGOS NACIONALES para la vigencia fiscal de 2007:

Ingresos Totales	888,000
Menos: Aumento de Reservas	
Ingresos Disponibles	888,000
Gastos	888,000

ARTÍCULO 128. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

208.0.0.0.0.00.	BINGOS NACIONALES	888,000
208.1.0.0.0.00.	INGRESOS CORRIENTES	888,000
208.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	888,000
208.1.2.1.0.00.	RENTA DE ACTIVOS	888,000
208.1.2.1.1.00.	ARRENDAMIENTOS	8,000
208.1.2.1.1.01.	ARRENDAMIENTOS	8,000
208.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	880,000
208.1.2.1.5.05.	VENTA DE FORMULARIOS Y FICHAS	880,000

ARTÍCULO 129. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de los BINGOS NACIONALES para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Superior	201,700
Administración de Bingos	686,300
Total del Presupuesto de funcionamiento	888,000
TOTAL DEL PRESUPUESTO DE GASTOS	888,000

CAPÍTULO V

2.38 AUTORIDAD AERONÁUTICA CIVIL

ARTÍCULO 130. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2007:

Ingresos Totales	26,364,400
Menos: Aumento de Reservas	
Ingresos Disponibles	26,364,400
Gastos	26,364,400

ARTÍCULO 131. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:



238.0.0.0.0.00.	AUTORIDAD AERONÁUTICA CIVIL	26,364,400
238.1.0.0.0.00.	INGRESOS CORRIENTES	20,249,400
238.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	20,249,400
238.1.2.1.0.00.	RENTA DE ACTIVOS	11,241,100
238.1.2.1.1.00.	ARRENDAMIENTOS	800,000
238.1.2.1.1.01.	ARRENDAMIENTOS	800,000
238.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	123,000
238.1.2.1.3.04.	VENTA DE ENERGÍA	52,000
238.1.2.1.3.11.	COMBUSTIBLE	71,000
238.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	10,318,100
238.1.2.1.4.08.	SERVICIO DE ATERRIZAJE	87,500
238.1.2.1.4.09.	ESTACIONAMIENTO DE AVIONES	85,000
238.1.2.1.4.18.	SER. DE PROTECCIÓN AL VUELO	10,145,600
238.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	6,791,100
238.1.2.3.1.00.	GOBIERNO CENTRAL	6,685,000
238.1.2.3.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	6,685,000
238.1.2.3.3.00.	EMPRESAS PÚBLICAS	106,100
238.1.2.3.3.97.	AGENCIA ESPECIAL PANAMÁ-PACÍFICO	106,100
238.1.2.4.0.00.	TASAS Y DERECHOS	928,500
238.1.2.4.1.00.	DERECHOS	928,500
238.1.2.4.1.17.	USO DE AEROPUERTOS	776,300
238.1.2.4.1.24.	MATRÍCULA Y LABORATORIO	152,200
238.1.2.6.0.00.	INGRESOS VARIOS	1,288,700
238.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	36,700
238.1.2.6.0.10.	VIGENCIAS EXPIRADAS	790,000
238.1.2.6.0.99.	OTROS INGRESOS VARIOS	462,000
238.2.0.0.0.00.	INGRESOS DE CAPITAL	6,115,000
238.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	4,615,000
238.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	4,615,000
238.2.3.2.1.00.	GOBIERNO CENTRAL	115,000
238.2.3.2.1.04.	MINISTERIO DE GOBIERNO Y JUSTICIA	115,000

238.2.3.2.2.00.	INSTITUCIONES DESCENTRALIZADAS	4,500,000
238.2.3.2.2.02.	AEROPUERTO INTERNACIONAL TOCUMEN, S.A.	4,500,000
238.2.4.0.0.00.	SALDO EN CAJA Y BANCO	1,500,000
238.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	1,500,000
238.2.4.2.0.01.	SALDO DE CAPITAL	1,500,000

ARTÍCULO 132. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de los AUTORIDAD AERONÁUTICA CIVIL para la vigencia fiscal de 2006, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	10,145,000
Servicios Aeronáuticos	4,229,900
Operación de Aeropuertos	3,045,100
Transferencias Varias	1,211,000
Operaciones Financieras	2,333,400
Total del Presupuesto de funcionamiento	20,964,400
Inversión	
Adquisición y Rehabilitación de Equipo	4,130,000
Rehabil. y Mantenim. Aeroportuario	1,270,000
Total del Presupuesto de inversión	5,400,000
TOTAL DEL PRESUPUESTO DE GASTOS	26,364,400

CAPITULO VI

2.66 INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES

ARTÍCULO 133. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES para la vigencia fiscal de 2007:

Ingresos Totales	108,932,500
Menos: Aumento de Reservas	
Ingresos Disponibles	108,932,500
Gastos	108,932,500

ARTÍCULO 134. El detalle del presupuesto de ingresos aprobado en el artículo anterior, es el que a continuación se indica:

266.0.0.0.0.00.	INST. DE ACUEDUCTOS Y ALCANTARILLADOS NACIONALES	108,932,500
266.1.0.0.0.00.	INGRESOS CORRIENTES	78,932,500
266.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	78,932,500
266.1.2.1.0.00.	RENTA DE ACTIVOS	66,704,500
266.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	66,704,500

266.1.2.1.3.07.	AGUA	66,704,500
266.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,000,000
266.1.2.3.1.00.	GOBIERNO CENTRAL	3,000,000
266.1.2.3.1.12.	MINISTERIO DE SALUD	3,000,000
266.1.2.5.0.00.	CONTRIBUCIÓN DE MEJORAS	2,068,000
266.1.2.5.0.01.	TASA DE VALORIZACIÓN	2,068,000
266.1.2.6.0.00.	INGRESOS VARIOS	7,160,000
266.1.2.6.0.10.	VIGENCIAS EXPIRADAS	1,333,000
266.1.2.6.0.99.	OTROS INGRESOS VARIOS	5,827,000
266.2.0.0.0.00.	INGRESOS DE CAPITAL	30,000,000
266.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	30,000,000
266.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	30,000,000
266.2.3.2.1.00.	GOBIERNO CENTRAL	30,000,000
266.2.3.2.1.12.	MINISTERIO DE SALUD	30,000,000

RTÍCULO 135. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE ACUEDUCTOS Y ALCANTARILLADOS ACIONALES para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a ontinuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
irección y Administración General	9,519,500
otación de Agua y Alcant. Sanitario	24,949,100
omercialización	1,351,300
ervicios Regionales	33,058,700
peraciones Financieras	3,944,900
Total del Presupuesto de funcionamiento	**72,823,500**
Inversión	
esarrollo del Sistema de Agua	30,783,300
esarrollo Sist. Alcantarillado	3,466,700
iversiones Complementarias	1,859,000
Total del Presupuesto de inversión	**36,109,000**
TOTAL DEL PRESUPUESTO DE GASTOS	**108,932,500**

CAPÍTULO VII

2.70 INSTITUTO DE MERCADEO AGROPECUARIO

RTÍCULO 136. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del INSTITUTO DE MERCADEO AGROPECUARIO ara la vigencia fiscal de 2007:

igresos Totales	4,937,800
lenos: Aumento de Reservas	
igresos Disponibles	4,937,800

Total No. of Pages: 117
Exhibit Index is on page: 3
Page 74 of 117

Gastos	4,937,800

ARTÍCULO 137. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

270.0.0.0.0.00.	INSTITUTO DE MERCADEO AGROPECUARIO	4,937,800
270.1.0.0.0.00.	INGRESOS CORRIENTES	4,162,800
270.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	4,162,800
270.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	3,550,800
270.1.2.3.1.00.	GOBIERNO CENTRAL	3,550,800
270.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	3,550,800
270.1.2.6.0.00.	INGRESOS VARIOS	612,000
270.1.2.6.0.99.	OTROS INGRESOS VARIOS	612,000
270.2.0.0.0.00.	INGRESOS DE CAPITAL	775,000
270.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
270.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
270.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
270.2.3.2.1.10.	MINISTERIO DE DESARROLLO AGROPECUARI	500,000
270.2.4.0.0.00.	SALDO EN CAJA Y BANCO	275,000
270.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	275,000
270.2.4.2.0.01.	SALDO DE CAPITAL	275,000

ARTÍCULO 138. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del INSTITUTO DE MERCADEO AGROPECUARIO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,860,254
Apoyo a la Comercialización	2,254,416
Operaciones Financieras	48,130
Total del Presupuesto de funcionamiento	4,162,800
Inversión	
Comercialización	400,000
Modernizacion Serv. Agropecuarios	375,000
Total del Presupuesto de inversión	775,000
TOTAL DEL PRESUPUESTO DE GASTOS	4,937,800

CAPÍTULO VIII

2.73 EMPRESA DE GENERACIÓN ELÉCTRICA , S.A.

ARTÍCULO 139. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2007:

Ingresos Totales	1,884,000

Menos: Aumento de Reservas	
Ingresos Disponibles	1,884,000
Gastos	1,884,000

ARTÍCULO 140. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a continuación se indica:

273.0.0.0.0.00.	EMPRESA DE GENERACION ELÉCTRICA S.A.	1,884,000
273.1.0.0.0.00.	INGRESOS CORRIENTES	1,584,000
273.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,584,000
273.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,584,000
273.1.2.3.1.00.	GOBIERNO CENTRAL	1,584,000
273.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	1,584,000
273.2.0.0.0.00.	INGRESOS DE CAPITAL	300,000
273.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	300,000
273.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	300,000
273.2.3.2.1.00.	GOBIERNO CENTRAL	300,000
273.2.3.2.1.16.	MEF	300,000

ARTÍCULO 141. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de EMPRESA DE GENERACIÓN ELÉCTRICA S.A. para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	1,584,000
Total del Presupuesto de funcionamiento	1,584,000
Inversión	
Construcción	300,000
Total del Presupuesto de inversión	300,000
TOTAL DEL PRESUPUESTO DE GASTOS	1,884,000

CAPÍTULO IX

2.78 EMPRESA DE TRANSMISIÓN ELÉCTRICA , S.A.

ARTÍCULO 142. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2007:

Ingresos Totales	70,112,100
Menos: Aumento de Reservas	
Ingresos Disponibles	70,112,100
Gastos	70,112,100

ARTÍCULO 143. El detalle del presupuesto de ingresos aprobado en el artículo anterior que a

continuación se indica:

278.0.0.0.0.00.	EMPRESA DE TRANSMISIÓN ELÉCTRICA S.A.	70,112,100
278.1.0.0.0.00.	INGRESOS CORRIENTES	52,189,600
278.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	51,569,600
278.1.2.4.0.00.	TASAS Y DERECHOS	50,719,600
278.1.2.4.2.00.	TASAS	50,719,600
278.1.2.4.2.65.	PEAJE POR TRANSMISIÓN DE ENERGÍA	50,719,600
278.1.2.6.0.00.	INGRESOS VARIOS	850,000
278.1.2.6.0.99.	OTROS INGRESOS VARIOS	850,000
278.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	620,000
278.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	620,000
278.1.3.2.0.23.	A EMPRESAS	620,000
278.2.0.0.0.00.	INGRESOS DE CAPITAL	17,922,500
278.2.2.0.0.00.	RECURSOS DEL CRÉDITO	17,922,500
278.2.2.1.0.00.	CRÉDITO INTERNO	16,806,500
278.2.2.1.0.01.	BANCO NACIONAL DE PANAMÁ	16,806,500
278.2.2.2.0.00.	CRÉDITO EXTERNO	1,116,000
278.2.2.2.1.00.	ORG. INTER. DE FINANCIAMIENTO	1,116,000
278.2.2.2.1.31.	B.I.D-1113-OC/RG	1,116,000

ARTÍCULO 144. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de EMPRESA DE TRANSMISIÓN ELÉCTRICA, S.A. para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Operaciones de Transmisión	31,825,200
Operaciones Financieras	9,588,500
Total del Presupuesto de funcionamiento	41,413,700
Inversión	
Transmisión	24,447,100
Otras Inversiones	4,251,300
Total del Presupuesto de inversión	28,698,400
TOTAL DEL PRESUPUESTO DE GASTOS	70,112,100

CAPÍTULO X

2.82 LOTERÍA NACIONAL DE BENEFICENCIA

ARTÍCULO 145. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2007:

Ingresos Totales	135,117,000
Menos: Aumento de Reservas	
Ingresos Disponibles	135,117,000

Gastos 135,117,000

ARTÍCULO 146. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

282.0.0.0.0.00.	LOTERÍA NACIONAL DE BENEFICENCIA	135,117,000
282.1.0.0.0.00.	INGRESOS CORRIENTES	135,117,000
282.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	135,037,000
282.1.2.1.0.00.	RENTA DE ACTIVOS	134,938,000
282.1.2.1.1.00.	ARRENDAMIENTOS	100,000
282.1.2.1.1.01.	ARRENDAMIENTOS	100,000
282.1.2.1.5.00.	INGRESOS POR ESPEC. DE SUERTE	134,838,000
282.1.2.1.5.01.	EMISIONES DE BILLETES DE LOTERÍA	32,000,000
282.1.2.1.5.04.	PREMIOS DEVUELTOS Y CADUCADOS	102,838,000
282.1.2.6.0.00.	INGRESOS VARIOS	99,000
282.1.2.6.0.99.	OTROS INGRESOS VARIOS	99,000
282.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	80,000
282.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	80,000
282.1.3.2.0.24.	INT. Y COMIS. GANADOS S/VALORES EMITIDOS	80,000

ARTÍCULO 147. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la LOTERÍA NACIONAL DE BENEFICENCIA para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	11,773,150
Administración de Billetes	50,015,950
Transferencias	71,602,900
Total del Presupuesto de funcionamiento	133,392,000
Inversión	
Infraestructura	575,000
Adquisición de Inmuebles	500,000
Equipamiento	650,000
Total del Presupuesto de inversión	1,725,000
TOTAL DEL PRESUPUESTO DE GASTOS	135,117,000

CAPÍTULO XI

2.96 ZONA LIBRE DE COLÓN

ARTÍCULO 148. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2007:

Ingresos Totales 53,283,000

Menos: Aumento de Reservas

Ingresos Disponibles	53,283,000
Gastos	53,283,000

ARTÍCULO 149. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

296.0.0.0.0.00.	ZONA LIBRE DE COLÓN	53,283,000
296.1.0.0.0.00.	INGRESOS CORRIENTES	53,283,000
296.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	53,055,000
296.1.2.1.0.00.	RENTA DE ACTIVOS	40,659,000
296.1.2.1.1.00.	ARRENDAMIENTOS	19,826,000
296.1.2.1.1.01.	ARRENDAMIENTOS	7,806,000
296.1.2.1.1.02.	DE LOTES Y TIERRAS	12,020,000
296.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	13,750,000
296.1.2.1.3.10.	IMPRESOS Y FORMULARIOS	13,750,000
296.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	7,083,000
296.1.2.1.4.02.	ASEO Y RECOLECCIÓN DE BASURA	1,140,000
296.1.2.1.4.06.	SERVICIO DE ALMACENAJE	5,943,000
296.1.2.4.0.00.	TASAS Y DERECHOS	12,244,000
296.1.2.4.2.00.	TASAS	12,244,000
296.1.2.4.2.21.	REFRENDO DE DOCUMENTOS	176,000
296.1.2.4.2.23.	EXPEDICIÓN DE CARNETS	378,000
296.1.2.4.2.45.	EXPEDICIÓN DE DOCUMENTO	2,328,000
296.1.2.4.2.51.	TASA DE SEGURIDAD Y VIGILANCIA	1,692,000
296.1.2.4.2.99.	OTRAS TASAS	7,670,000
296.1.2.6.0.00.	INGRESOS VARIOS	152,000
296.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	126,000
296.1.2.6.0.99.	OTROS INGRESOS VARIOS	26,000
296.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	228,000
296.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	228,000
296.1.3.2.0.21.	POR GOBIERNO CENTRAL	228,000

ARTÍCULO 150. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la ZONA LIBRE DE COLÓN para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	6,344,832
Comercialización y Desarrollo	2,649,768
Transferencias Varias	31,095,300
Operaciones Financieras	8,202,500
Total del Presupuesto de funcionamiento	48,292,400
Inversión	
Inversiones Estratégicas de Zona Libre	4,990,600
Total del Presupuesto de inversión	4,990,600
TOTAL DEL PRESUPUESTO DE GASTOS	53,283,000

CAPÍTULO XII

2.97 AGENCIA DEL AREA PANAMÁ PACIFICO

ARTÍCULO 151. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la AGENCIA DEL AREA PANAMÁ PACIFICO para la vigencia fiscal de 2007:

Ingresos Totales	5,596,500
Menos: Aumento de Reservas	
Ingresos Disponibles	5,596,500
Gastos	5,596,500

ARTÍCULO 152. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

297.0.0.0.0.00.	AGENCIA DEL AREA PANAMA PACIFICO	5,596,500
297.1.0.0.0.00.	INGRESOS CORRIENTES	5,096,500
297.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	5,096,500
297.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	5,096,500
297.1.2.3.1.00.	GOBIERNO CENTRAL	5,096,500
297.1.2.3.1.08.	MINISTERIO DE COMERCIO E INDUSTRIAS	5,096,500
297.2.0.0.0.00.	INGRESOS DE CAPITAL	500,000
297.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	500,000
297.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	500,000
297.2.3.2.1.00.	GOBIERNO CENTRAL	500,000
297.2.3.2.1.08.	TRANSFERENCIA CAPITAL MICI.	500,000

ARTÍCULO 153. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la AGENCIA DEL AREA PANAMÁ PACIFICO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Administración y Operación		5,096,500
	Total del Presupuesto de funcionamiento	**5,096,500**
	Inversión	
Desarrollo de Infraestructura		500,000
	Total del Presupuesto de inversión	**500,000**
	TOTAL DEL PRESUPUESTO DE GASTOS	**5,596,500**

TÍTULO V

PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

CAPÍTULO I

RESUMEN DE LOS PRESUPUESTOS DE LOS INTERMEDIARIOS FINANCIEROS

ARTÍCULO 154. Apruébase los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2007 cuyos resúmenes de ingresos y gastos se expresan a continuación en Balboas :

INSTITUCIONES	INGRESOS			GASTOS		
	CORRIENTES	DE CAPITAL	TOTAL	CORRIENTES	DE CAPITAL	TOTAL
TOTAL	417,585,500	743,817,300	1,161,402,800	324,755,560	836,647,240	1,161,402,800
SUPERINTENDENCIA DE BANCOS	7,064,500	0	7,064,500	6,927,100	137,400	7,064,500
BANCO DE DESARROLLO AGROPECUARIO	31,630,500	41,325,000	72,955,500	10,512,000	62,443,500	72,955,500
BANCO HIPOTECARIO NACIONAL	9,471,100	9,371,700	18,842,800	9,776,400	9,066,400	18,842,800
BANCO NACIONAL DE PANAMÁ	272,132,000	502,510,000	774,642,000	216,777,800	557,864,200	774,642,000
CAJA DE AHORROS	92,337,600	190,610,600	282,948,200	76,084,200	206,864,000	282,948,200
COMISIÓN NACIONAL DE VALORES	1,792,900	0	1,792,900	1,710,660	82,240	1,792,900
INSTITUTO DE SEGURO AGROPECUARIO	3,156,900	0	3,156,900	2,967,400	189,500	3,156,900

ARTÍCULO 155. Apruébase los gastos corrientes de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas :

INSTITUCIONES	GASTOS CORRIENTES					
	OPERACION CORRIENTES	TRANSFERENCIAS CORRIENTES	APORTES AL FISCO	SUBSIDIO	INTERESES DE LA DEUDA	TOTAL
TOTAL	215,204,360	6,706,100	85,000,000	0	17,845,100	324,755,560
SUPERINTENDENCIA DE BANCOS	6,701,000	226,100	0	0	0	6,927,100
BANCO DE DESARROLLO AGROPECUARIO	9,187,800	170,700	0	0	1,153,500	10,512,000
BANCO HIPOTECARIO NACIONAL	8,205,000	107,800	0	0	1,463,600	9,776,400
BANCO NACIONAL DE PANAMÁ	126,352,800	4,695,200	85,000,000	0	729,800	216,777,800
CAJA DE AHORROS	60,949,300	636,700	0	0	14,498,200	76,084,200
COMISIÓN NACIONAL DE VALORES	1,616,760	93,900	0	0	0	1,710,660
INSTITUTO DE SEGURO AGROPECUARIO	2,191,700	775,700	0	0	0	2,967,400

ARTÍCULO 156. *Apruébase* los gastos de capital de los presupuestos de los Intermediarios Financieros para la vigencia fiscal de 2007 cuya composición se expresa a continuación en Balboas:

INSTITUCIONES	GASTOS DE CAPITAL				
	INVERSIONES	OTROS GASTOS DE CAPITAL	TRANSFERENCIAS DE CAPITAL	AMORTIZACION DE LA DEUDA	TOTAL
TOTAL	804,443,600	5,166,640	0	27,037,000	836,647,240
SUPERINTENDENCIA DE BANCOS	0	137,400	0	0	137,400
BANCO DE DESARROLLO AGROPECUARIO	51,824,000	160,000	0	10,459,500	62,443,500
BANCO HIPOTECARIO NACIONAL	1,005,800	49,600	0	8,011,000	9,066,400
BANCO NACIONAL DE PANAMÁ	548,547,700	750,000	0	8,566,500	557,864,200
CAJA DE AHORROS	202,919,100	3,944,900	0	0	206,864,000
COMISIÓN NACIONAL DE VALORES	0	82,240	0	0	82,240
INSTITUTO DE SEGURO AGROPECUARIO	147,000	42,500	0	0	189,500

CAPÍTULO II

3.10 SUPERINTENDENCIA DE BANCOS

ARTÍCULO 157. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de ingresos y gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2007:

Ingresos Totales	7,064,500
Menos: Aumento de Reservas	
Ingresos Disponibles	7,064,500
Gastos	7,064,500

ARTÍCULO 158. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

310.0.0.0.0.00.	SUPERINTENDENCIA DE BANCOS	7,064,500
310.1.0.0.0.00.	INGRESOS CORRIENTES	7,064,500
310.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	6,430,500
310.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	970,000
310.1.2.3.7.00.	SECTOR PRIVADO	970,000
310.1.2.3.7.02.	FECI	970,000
310.1.2.4.0.00.	*TASAS Y DERECHOS*	5,230,500
310.1.2.4.2.00.	TASAS	5,230,500
310.1.2.4.2.15.	INSPECCIONES Y AVALÚOS	2,257,700
310.1.2.4.2.50.	TASA DE REGULACIÓN BANCARIA	2,972,800
310.1.2.6.0.00.	INGRESOS VARIOS	230,000

310.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	50,000
310.1.2.6.0.26.	INGRESOS VARIOS	80,000
310.1.2.6.0.99.	OTROS INGRESOS VARIOS	100,000
310.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	135,000
310.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	135,000
310.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	135,000
310.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	499,000
310.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	499,000
310.1.4.2.0.01.	SALDO CORRIENTE	499,000

ARTÍCULO 159. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos de la SUPERINTENDENCIA DE BANCOS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:



PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	3,411,043
Desarrollo y Regulación Bancaria	3,653,457
Total del Presupuesto de funcionamiento	7,064,500
TOTAL DEL PRESUPUESTO DE GASTOS	7,064,500

CAPÍTULO III

3.15 BANCO DE DESARROLLO AGROPECUARIO

ARTÍCULO 160. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO DE DESARROLLO AGROPECUARIC para la vigencia fiscal de 2007:

Ingresos	72,955,500
Menos: Aumento de Reservas	
Ingresos Disponibles	72,955,500
Gastos	72,955,500

ARTÍCULO 161. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

315.0.0.0.0.00.	BANCO DE DESARROLLO AGROPECUARIO	72,955,500
315.1.0.0.0.00.	INGRESOS CORRIENTES	31,630,500
315.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	23,030,500
315.1.2.1.0.00.	RENTA DE ACTIVOS	25,000
315.1.2.1.1.00.	ARRENDAMIENTOS	25,000

315.1.2.1.1.01.	ARRENDAMIENTOS	25,000
315.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	22,305,500
315.1.2.3.7.00.	SECTOR PRIVADO	22,305,500
315.1.2.3.7.02.	FECI	22,305,500
315.1.2.4.0.00.	TASAS Y DERECHOS	700,000
315.1.2.4.2.00.	TASAS	700,000
315.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	700,000
315.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	8,600,000
315.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	8,600,000
315.1.3.1.0.17.	A SECTOR PRIVADO	8,600,000
315.2.0.0.0.00.	INGRESOS DE CAPITAL	41,325,000
315.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	23,500,000
315.2.1.1.0.00.	VENTA DE ACTIVOS	1,000,000
315.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,000,000
315.2.1.1.1.03.	OTRAS INSTALACIONES	1,000,000
315.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	22,500,000
315.2.1.3.7.00.	SECTOR PRIVADO	22,500,000
315.2.1.3.7.01.	PRÉSTAMOS AGROPECUARIOS	22,500,000
315.2.2.0.0.00.	RECURSOS DEL CRÉDITO	15,700,000
315.2.2.1.0.00.	CRÉDITO INTERNO	15,700,000
315.2.2.1.4.00.	PRÉSTAMOS	15,700,000
315.2.2.1.4.01.	GOBIERNO CENTRAL (BDA-CBN)	15,700,000
315.2.3.0.0.00.	OTROS INGRESOS DE CAPITAL	2,125,000
315.2.3.2.0.00.	TRANSFERENCIA DE CAPITAL	2,125,000
315.2.3.2.1.00.	GOBIERNO CENTRAL	2,125,000
315.2.3.2.1.10.	GOBIERNO CENTRAL (MIDA)	2,125,000

ARTÍCULO 162. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO DE DESARROLLO AGROPECUARIO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración	6,123,556
Servicio de Crédito Agropecuar	3,394,944
Operaciones Financieras	11,613,000
Total del Presupuesto de funcionamiento	21,131,500
Inversión	
Crédito Agropecuario	47,989,000
Equipamiento	910,000
Rehabilitación de Sucursales	500,000
Supervisión BDA-Sup.Bancaria	300,000
Prog.Espec.Crédito Contingente	2,125,000
Total del Presupuesto de inversión	51,824,000
TOTAL DEL PRESUPUESTO DE GASTOS	72,955,500

CAPÍTULO IV

3.30 BANCO HIPOTECARIO NACIONAL

ARTÍCULO 163. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2007:

Ingresos Totales	18,842,800
Menos: Aumento de Reservas	
Ingresos Disponibles	18,842,800
Gastos	18,842,800

ARTÍCULO 164. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

330.0.0.0.0.00.	BANCO HIPOTECARIO NACIONAL	18,842,800
330.1.0.0.0.00.	INGRESOS CORRIENTES	9,471,100
330.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,121,100
330.1.2.1.0.00.	RENTA DE ACTIVOS	1,200,000
330.1.2.1.1.00.	ARRENDAMIENTOS	1,200,000
330.1.2.1.1.01.	ARRENDAMIENTOS	1,200,000
330.1.2.4.0.00.	TASAS Y DERECHOS	40,000
330.1.2.4.2.00.	TASAS	40,000
330.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	40,000
330.1.2.6.0.00.	INGRESOS VARIOS	1,881,100
330.1.2.6.0.11.	REINTEGROS	1,518,000
330.1.2.6.0.99.	OTROS INGRESOS VARIOS	363,100
330.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	6,350,000
330.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	6,350,000
330.1.3.1.0.17.	A SECTOR PRIVADO	6,350,000
330.2.0.0.0.00.	INGRESOS DE CAPITAL	9,371,700
330.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	9,371,700
330.2.1.1.0.00.	VENTA DE ACTIVOS	1,500,000
330.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,500,000
330.2.1.1.1.01.	TERRENOS	1,500,000
330.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	7,871,700
330.2.1.3.7.00.	SECTOR PRIVADO	7,871,700
330.2.1.3.7.03.	PRÉSTAMOS HIPOTECARIOS	7,871,700

ARTÍCULO 165. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO HIPOTECARIO NACIONAL para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	4,601,800

Operaciones de Créditos	3,744,300
Transferencias Varias	16,300
Operaciones Financieras	9,474,600
Total del Presupuesto de funcionamiento	**17,837,000**
Inversión	
Inversiones Propias Del B.H.N.	1,005,800
Total del Presupuesto de inversión	**1,005,800**
TOTAL DEL PRESUPUESTO DE GASTOS	**18,842,800**

CAPÍTULO V

3.45 BANCO NACIONAL DE PANAMÁ

ARTÍCULO 166. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2007:

Ingresos Totales	774,642,000
Menos: Aumento de Reservas	
Ingresos Disponibles	774,642,000
Gastos	774,642,000

ARTÍCULO 167. El detalle del presupuesto de ingresos, aprobado en el artículo anterior es el que continuación se indica:

345.0.0.0.0.00.	BANCO NACIONAL DE PANAMÁ	774,642,000
345.1.0.0.0.00.	INGRESOS CORRIENTES	272,132,000
345.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	8,971,000
345.1.2.1.0.00.	RENTA DE ACTIVOS	540,600
345.1.2.1.1.00.	ARRENDAMIENTOS	600
345.1.2.1.1.99.	OTROS ARRENDAMIENTOS N.E.O.C.	600
345.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	540,000
345.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	540,000
345.1.2.4.0.00.	TASAS Y DERECHOS	8,430,400
345.1.2.4.2.00.	TASAS	8,430,400
345.1.2.4.2.34.	SERVICIOS ADM. DE COBROS Y PRÉSTAMOS	8,430,400
345.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	263,161,000
345.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	248,874,400
345.1.3.1.0.11.	AL GOBIERNO CENTRAL	44,395,300
345.1.3.1.0.12.	INSTITUCIONES DESCENTRALIZADAS	1,855,400
345.1.3.1.0.13.	A EMPRESAS PÚBLICAS	7,209,300
345.1.3.1.0.17.	A SECTOR PRIVADO	109,938,800
345.1.3.1.0.99.	OTROS INTERESES Y COMISIONES	85,475,600
345.1.3.2.0.00.	INTERESES Y COMISIONES GANADOS	14,286,600
345.1.3.2.0.27.	POR SECTOR PRIVADO	14,286,600
345.2.0.0.0.00.	INGRESOS DE CAPITAL	502,510,000
345.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	502,510,000

345.2.1.1.0.00.	VENTA DE ACTIVOS	7,000,000
345.2.1.1.2.00.	VENTA DE BIENES INMUEBLES	7,000,000
345.2.1.1.2.99.	OTROS BIENES MUEBLES	7,000,000
345.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	495,510,000
345.2.1.3.1.00.	GOBIERNO CENTRAL	77,041,800
345.2.1.3.1.01.	GOBIERNO CENTRAL	77,041,800
345.2.1.3.2.00.	INSTITUCIONES DESCENTRALIZADAS	1,027,500
345.2.1.3.2.45.	IPAT	1,027,500
345.2.1.3.3.00.	EMPRESAS PÚBLICAS	11,812,800
345.2.1.3.3.02.	TOCUMEN, S.A.	5,833,400
345.2.1.3.3.05.	ARI	4,200,000
345.2.1.3.3.38.	AUTORIDAD DE AERONAUTICA CIVIL	1,555,600
345.2.1.3.3.66.	IDAAN	72,500
345.2.1.3.3.96.	ZONA LIBRE DE COLÓN	151,300
345.2.1.3.7.00.	SECTOR PRIVADO	405,627,900
345.2.1.3.7.04.	PRÉSTAMOS VARIOS	405,627,900



ARTÍCULO 168. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos del BANCO NACIONAL DE PANAMÁ para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS		ASIGNACIÓN EN BALBOAS
	Funcionamiento	
Servicios Bancarios		216,798,000
Operaciones Financieras		9,296,300
	Total del Presupuesto de funcionamiento	226,094,300
	Inversión	
Crédito Comercial		353,448,500
Obras y Construcciones		8,370,000
Crédito Agropecuario		94,461,800
Crédito Para Vivienda		81,074,100
Equipamiento de Sucursales		11,193,300
	Total del Presupuesto de inversión	548,547,700
	TOTAL DEL PRESUPUESTO DE GASTOS	774,642,000

CAPÍTULO VI

3.60 CAJA DE AHORROS

ARTÍCULO 169. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de ingresos y gastos de la CAJA DE AHORROS para la vigencia fiscal de 2007:

Ingresos Totales	282,948,200
Menos: Aumento de Reservas	
Ingresos Disponibles	282,948,200

Gastos	282,948,200

ARTÍCULO 170. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

360.0.0.0.0.00.	CAJA DE AHORROS	282,948,200
360.1.0.0.0.00.	INGRESOS CORRIENTES	92,337,600
360.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	38,000
360.1.2.1.0.00.	RENTA DE ACTIVOS	38,000
360.1.2.1.1.00.	ARRENDAMIENTOS	36,000
360.1.2.1.1.01.	ARRENDAMIENTOS	36,000
360.1.2.1.3.00.	INGRESOS POR VENTA DE BIENES	2,000
360.1.2.1.3.99.	VENTA DE BIENES N.E.O.C.	2,000
360.1.3.0.0.00.	OTROS INGRESOS CORRIENTES	92,299,600
360.1.3.1.0.00.	INTERESES Y COMISIONES GANADOS S/PRÉSTAMOS	92,299,600
360.1.3.1.0.17.	A SECTOR PRIVADO	92,299,600
360.2.0.0.0.00.	INGRESOS DE CAPITAL	190,610,600
360.2.1.0.0.00.	RECURSOS PROPIOS DE CAPITAL	156,810,000
360.2.1.1.0.00.	VENTA DE ACTIVOS	1,500,000
360.2.1.1.1.00.	VENTA DE BIENES INMUEBLES	1,500,000
360.2.1.1.1.02.	EDIFICIOS	1,500,000
360.2.1.3.0.00.	RECUPERACIÓN DE PRÉSTAMOS	145,769,700
360.2.1.3.7.00.	SECTOR PRIVADO	145,769,700
360.2.1.3.7.04.	PRÉSTAMOS VARIOS	145,769,700
360.2.1.4.0.00.	RECUPERACIÓN DE COLOCACIONES	9,540,300
360.2.1.4.9.00.	RECUPERACIÓN DE COLOCACIONES	9,540,300
360.2.1.4.9.01.	OTROS RECUPERACIÓN DE COLOCACIONES	9,540,300
360.2.4.0.0.00.	SALDO EN CAJA Y BANCO	33,800,600
360.2.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	33,800,600
360.2.4.2.0.01.	SALDO DE CAPITAL	33,800,600

ARTÍCULO 171. Para la ejecución de los programas de funcionamiento e inversión apruébase el presupuesto de gastos de la CAJA DE AHORROS para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Administración General	18,879,000
Captación y Colocación	37,476,300
Control de Operaciones	9,094,900
Operaciones Financieras	14,498,200
Fiscalización Gubernamental	80,700
Total del Presupuesto de funcionamiento	80,029,100
Inversión	
Hipotecarios y Construcción	87,000,000
Adquisición Inmuebles y Equipo	8,269,100

Otros Préstamos	107,650,000
Total del Presupuesto de inversión	202,919,100
TOTAL DEL PRESUPUESTO DE GASTOS	**282,948,200**

CAPÍTULO VII

3.65 COMISIÓN NACIONAL DE VALORES

ARTÍCULO 172. Para la ejecución del programa de funcionamiento apruébase el presupuesto de ingresos y gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2007

Ingresos Totales	1,792,900
Menos: Aumento de Reservas	
Ingresos Disponibles	1,792,900
Gastos	1,792,900

ARTÍCULO 173. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

365.0.0.0.0.00.	COMISIÓN NACIONAL DE VALORES	1,792,900
365.1.0.0.0.00.	INGRESOS CORRIENTES	1,792,900
365.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	1,625,300
365.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	711,800
365.1.2.3.1.00.	GOBIERNO CENTRAL	711,800
365.1.2.3.1.16.	MINISTERIO DE ECONOMÍA Y FINANZAS	711,800
365.1.2.4.0.00.	TASAS Y DERECHOS	832,500
365.1.2.4.2.00.	TASAS	832,500
365.1.2.4.2.60.	TASA REGULACIÓN DE VALORES	832,500
365.1.2.6.0.00.	INGRESOS VARIOS	81,000
365.1.2.6.0.01.	MULTAS, RECARGOS E INTERESES	80,000
365.1.2.6.0.99.	OTROS INGRESOS VARIOS	1,000
365.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	167,600
365.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	167,600
365.1.4.2.0.01.	SALDO CORRIENTE	167,600

ARTÍCULO 174. Para la ejecución del programa de funcionamiento apruébase el presupuesto de gastos de la COMISIÓN NACIONAL DE VALORES para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección Administración General	1,792,900
Total del Presupuesto de funcionamiento	1,792,900
TOTAL DEL PRESUPUESTO DE GASTOS	**1,792,900**

CAPÍTULO VIII

3.90 INSTITUTO DE SEGURO AGROPECUARIO

ARTÍCULO 175. Para la ejecución de los programas de funcionamiento el presupuesto de ingresos y gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2007:

Ingresos Totales	3,156,900
Menos: Aumento de Reservas	
Ingresos Disponibles	3,156,900
Gastos	3,156,900

ARTÍCULO 176. El detalle del presupuesto de ingresos aprobado en el artículo anterior es el que a continuación se indica:

390.0.0.0.0.00.	INSTITUTO DE SEGURO AGROPECUARIO	3,156,900
390.1.0.0.0.00.	INGRESOS CORRIENTES	3,156,900
390.1.2.0.0.00.	INGRESOS NO TRIBUTARIOS	3,049,700
390.1.2.1.0.00.	RENTA DE ACTIVOS	1,783,400
390.1.2.1.4.00.	INGRESOS POR VENTAS DE SERVICIOS	1,783,400
390.1.2.1.4.10.	PRIMA DE SEGUROS	1,783,400
390.1.2.3.0.00.	TRANSFERENCIAS CORRIENTES	1,216,300
390.1.2.3.1.00.	GOBIERNO CENTRAL	1,216,300
390.1.2.3.1.10.	MINISTERIO DE DESARROLLO AGROPECUARIO	1,216,300
390.1.2.6.0.00.	INGRESOS VARIOS	50,000
390.1.2.6.0.99.	OTROS INGRESOS VARIOS	50,000
390.1.4.0.0.00.	SALDO EN CAJA Y EN BANCO	107,200
390.1.4.2.0.00.	DISPONIBLE LIBRE EN BANCO	107,200
390.1.4.2.0.01.	SALDO CORRIENTE	107,200

ARTÍCULO 177. Para la ejecución de los programas de funcionamiento apruébase el presupuesto de gastos del INSTITUTO DE SEGURO AGROPECUARIO para la vigencia fiscal de 2007, cuya estructura y asignación de recursos es la que a continuación se indica:

PROGRAMAS	ASIGNACIÓN EN BALBOAS
Funcionamiento	
Dirección y Administración General	939,250
Seguro Agropecuario	2,070,650
Total del Presupuesto de funcionamiento	3,009,900
Inversión	
Equipamento	100,000
Infraestructura	47,000
Total del Presupuesto de inversión	147,000
TOTAL DEL PRESUPUESTO DE GASTOS	3,156,900

TÍTULO VI
NORMAS GENERALES DE ADMINISTRACIÓN PRESUPUESTARIA
CAPÍTULO I
OBJETO Y ÁMBITO

ARTÍCULO 178. EL PRESUPUESTO GENERAL DEL ESTADO. El Presupuesto General del Estado es la estimación de los ingresos y la autorización máxima de los gastos que podrán comprometer las Instituciones del Gobierno Central, las Instituciones Descentralizadas, las Empresas Públicas y los Intermediarios Financieros para ejecutar sus planes, programas y proyectos, así como para lograr los objetivos y metas institucionales de acuerdo con las políticas del Gobierno, en materia de desarrollo económico y social.

ARTÍCULO 179. OBJETO. Las Normas Generales de Administración Presupuestaria contienen el conjunto de disposiciones que regirán la ejecución, el seguimiento y la evaluación, así como el cierre y la liquidación del Presupuesto General del Estado para la vigencia fiscal de 2007.



ARTÍCULO 180. ÁMBITO. Estas Normas se aplicarán para el manejo del Presupuesto y serán de obligatorio cumplimiento para las Instituciones del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas, incluyendo las Sociedades Anónimas en donde el Estado posea la totalidad de las acciones, y los Intermediarios Financieros.

En los Municipios y Juntas Comunales se aplicarán supletoriamente.

CAPÍTULO II
EJECUCIÓN DEL PRESUPUESTO

ARTÍCULO 181. EJECUCIÓN DEL PRESUPUESTO. La ejecución del Presupuesto es el conjunto de decisiones y acciones operativas, administrativas y financieras que se desarrollan para la realización de los planes, programas y proyectos contemplados en el Presupuesto General del Estado. La ejecución del presupuesto de ingresos se fundamenta en el concepto de caja, que es la captación física de los recursos financieros, cuya disponibilidad permite la ejecución del presupuesto de gastos.

Con el objeto de evaluar la gestión presupuestaria institucional, la información sobre la ejecución presupuestaria de gastos se elaborará sobre la base del compromiso, el devengado y el pago realizado por todos los bienes y servicios que reciben las instituciones que integran el Sector Público.

ARTÍCULO 182. PRINCIPIO GENERAL. No se podrá tramitar la adquisición de bienes y servicios, si en el Presupuesto no se cuenta con la partida asignada específica que autoriza el gasto; ni se podrá realizar ningún pago, si no se ha cumplido previamente con la formalización del registro presupuestario de esta obligación.

ARTÍCULO 183. ASIGNACIONES MENSUALES. Las instituciones públicas presentarán, al Ministerio de Economía y Finanzas, a más tardar quince días después de aprobado el Proyecto de Ley de Presupuesto General del Estado por el Consejo de Gabinete:

1. Las solicitudes de asignaciones mensuales de ingresos y gastos.
2. El flujo de caja por mes para el periodo fiscal.
3. Las metas en función de su estructura programática.

Las autorizaciones máximas de gastos de funcionamiento e inversión se distribuirán en asignaciones mensuales, de acuerdo con el cronograma de ejecución. Las asignaciones mensuales serán aprobadas para cada partida por el Ministerio de Economía y Finanzas, basándose en los programas de trabajo, cronogramas de actividades y en la previsión del comportamiento de los ingresos. En caso de que las instituciones públicas no presenten las solicitudes en el plazo señalado, el Ministerio procederá a determinar tales asignaciones.

El Ministerio de Economía y Finanzas informará a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, sobre el detalle del Presupuesto General del Estado, incluyendo las asignaciones mensuales de ingresos y gastos.

ARTÍCULO 184. UNIDAD DE CAJA. Todos los ingresos del Gobierno Central deberán consignarse en el Presupuesto, y se depositarán a favor del Tesoro Nacional en el Banco Nacional de Panamá, contra el cual se expedirá toda orden de pago para cubrir los compromisos causados por las autorizaciones de gastos, originadas en sus distintas dependencias.

Las Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros se regirán por el mismo principio de unidad de caja, de conformidad con la autonomía administrativa y financiera dispuesta en su respectiva Ley.

En el caso de los ingresos creados por leyes especiales con destino específico, su recaudación y depósito se hará de acuerdo con el presente artículo.

ARTÍCULO 185. FASES DE LA EJECUCIÓN DEL PRESUPUESTO DE GASTOS. La ejecución del presupuesto de gastos se realiza en tres etapas secuenciales: Compromiso, Devengado y Pago, conceptos que se definen a continuación:

COMPROMISO es la solicitud de adquisición de bienes o servicios independientemente de su entrega, pago o consumo, y constituye toda obligación adquirida por una institución pública que conlleva una erogación a favor de terceros con cargo a la disponibilidad de fondos de la respectiva partida del periodo fiscal vigente.

DEVENGADO es el recibo de bienes o servicios entregados por parte del proveedor sin considerar el momento en que se consumen, y constituye la obligación de pagar por los bienes o servicios recibidos.

PAGO constituye la emisión y entrega de efectivo para caja menuda, cheque o la transferencia electrónica de fondos a favor de los proveedores, por los bienes y servicios recibidos.



SECCIÓN [illegible]
INGRESOS [illegible]

ARTÍCULO 186. PRINCIPIOS DE UNIVERSALIDAD, UNIDAD Y TRANSPARENCIA. El Presupuesto de Ingresos reflejará el total de los ingresos corrientes y de capital, incluyendo los de gestión institucional del Gobierno Central, Instituciones Descentralizadas, Empresas Públicas e Intermediarios Financieros, de acuerdo con las fuentes de ingresos establecidas en el Manual de Clasificación Presupuestaria del Ingreso Público.

Esta información debe hacerse de conocimiento público a través de los medios de acceso masivo.

ARTÍCULO 187. INGRESOS DE GESTIÓN INSTITUCIONAL. La totalidad de los ingresos de gestión institucional del Gobierno Central, de las Instituciones Descentralizadas, de las Empresas Públicas (incluyendo las constituidas como sociedades anónimas), y de los Intermediarios Financieros, deberá incluirse en el Presupuesto General del Estado en cada vigencia fiscal. Los ingresos de gestión no podrán utilizarse para sustentar gastos de planilla, contratos, alquileres o cualquier otro gasto que genere una obligación recurrente.

Se excluyen de esta consideración los ingresos generados por los comités de salud, los clubes de padres de familia, las asociaciones de docentes y de servidores públicos, y los ingresos generados en centros educativos y universidades por la venta de bienes o servicios concesionados a terceras personas. En los casos de servicios concesionados, solo se ingresarán a la entidad los montos originados por el pago de la concesión o el alquiler acordado en el contrato.

PARÁGRAFO. La Contraloría General de la República establecerá el procedimiento para incorporar en los presupuestos institucionales de inversiones, las donaciones relacionadas con el desarrollo de la ciencia, la tecnología y la investigación científica, sin limitar la ejecución de dichos programas y/o proyectos.

ARTÍCULO 188. INGRESOS ADICIONALES. Si una entidad del Gobierno Central o del Sector Descentralizado devenga, recauda o percibe un ingreso adicional autorizado por ley, decreto o resolución, y quiere hacer uso de este ingreso, deberá incorporarlo al presupuesto mediante crédito adicional. Se incluyen en este concepto los ingresos de gestión institucional y las donaciones voluntarias o producto de convenios.

Igual tratamiento se les dará a las donaciones en especie; no obstante, deberán ser puestas en conocimiento del Ministerio de Economía y Finanzas y de la Contraloría General de la República, para efectos del cierre y la liquidación del presupuesto, según los procedimientos establecidos por dichas entidades.

ARTÍCULO 189. INGRESOS DE CRÉDITO INTERNO. Las entidades públicas podrán gestionar la contratación de recursos del crédito, previa autorización del Ministerio de Economía y Finanzas.

Las entidades públicas de financiamiento que otorgan facilidades de crédito a instituciones públicas, *suministrarán* al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros diez días de cada mes, un informe que refleje el estado del crédito concedido a las entidades públicas.

ARTÍCULO 190. EXCEDENTES DE LOS INGRESOS. Cuando las recaudaciones excedan a los ingresos estimados en el Presupuesto, podrán ser incorporadas, a través de Créditos Adicionales, al Presupuesto General del Estado para su uso.

En caso de no procederse según lo indicado, se reflejará como saldo en caja al final del periodo. Cuando se trate de ingresos de aplicación específica, el excedente se determinará en forma individual.

ARTÍCULO 191. INGRESOS RECAUDADOS INFERIORES A LOS PRESUPUESTADOS. Cuando en cualquier época del año fiscal el Ministerio de Economía y Finanzas considere que los ingresos recaudados son inferiores a los contemplados en el Presupuesto General del Estado y no exista previsión para solventar tal condición, presentará al Órgano Ejecutivo un plan de reducción del gasto, tomando en consideración lo señalado en el artículo 275 de la Constitución Política. Este plan será sometido a la aprobación del Consejo de Gabinete y de la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

ARTÍCULO 192. MODIFICACIÓN DE LOS INGRESOS. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas reducciones e incrementos entre las partidas de ingresos, a fin de mantener el monto de la recaudación programada y el mantenimiento del equilibrio presupuestario. El Ministerio de Economía y Finanzas realizará las adecuaciones en la fuente de la partida de gastos cuando se requiera, y comunicará, según proceda, al solicitante, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional.

ARTÍCULO 193. DEPÓSITO DE LOS FONDOS PÚBLICOS. El Banco Nacional de Panamá será el depositario oficial de los fondos públicos, y la Contraloría General de la República será responsable de vigilar que, por ningún concepto, se abran cuentas en otras entidades financieras. En caso de que así se hiciera, aún cuando se trate de depósitos a plazo fijo, la Contraloría General de la República procederá a cancelar tales cuentas y depósitos ingresándolos al Tesoro Nacional o a la cuenta de la institución del Sector Descentralizado en el Banco Nacional de Panamá, según sea el caso.

Se exceptúan de esta disposición la Caja de Seguro Social, el Instituto para la Formación y Aprovechamiento de los Recursos Humanos, el Registro Público y todas las entidades autónomas del Estado, instituciones que, por la naturaleza de sus operaciones y el origen de sus recursos y reservas, podrán colocar parte de estos en la Caja de Ahorros, para lo cual deberán solicitar previamente autorización al Ministerio de Economía y Finanzas.

PARÁGRAFO. Los ingresos netos generados en concepto de arrendamiento de las viviendas del Área Revertida se depositarán en la cuenta especial denominada: Fondo Especial para Viviendas de Interés Social (FEVIS), la cual administra el Ministerio de Vivienda; no obstante, en la medida en que se realicen las ventas de dichas viviendas, los recursos se transferirán al Fondo Fiduciario para el Desarrollo, creado mediante la Ley 20 de 1995, modificada por la Ley 22 de 2000 y la Ley 57 de 2004.

SECCIÓN 2ª
EGRESOS O GASTOS

ARTÍCULO 194. NIVELES DE ASIGNACIÓN DE RECURSOS. La asignación de recursos corresponderá al último rango o nivel de la estructura programática, que está constituida por: programa, subprograma y actividad o proyecto.

ARTÍCULO 195. EJECUCIÓN DE LAS ASIGNACIONES MENSUALES. La ejecución del presupuesto de gastos se realizará en función de las asignaciones mensuales y sobre la base de las fases de Compromiso, Devengado y Pago.

ARTÍCULO 196. CONTROL DE LAS ASIGNACIONES MENSUALES. El control de las asignaciones mensuales y del pago de estas lo llevarán las propias instituciones, el Ministerio de Economía y Finanzas, por medio de la Dirección de Presupuesto de la Nación y de la Dirección General de Tesorería, y la Contraloría General de la República, en el ámbito de sus respectivas competencias y responsabilidades. El saldo libre de una partida al finalizar un mes será acumulado a la asignación del siguiente mes.

ARTÍCULO 197. REDISTRIBUCIÓN DE LAS ASIGNACIONES MENSUALES. Las instituciones públicas podrán solicitar redistribución de las asignaciones mensuales al Ministerio de Economía y Finanzas, que las autorizará y comunicará al solicitante cuando proceda.

En las entidades incorporadas al Sistema de Administración Financiera de Panamá (SIAFPA), la autorización y comunicación se harán electrónicamente. En aquellas entidades que aún no están incorporadas al SIAFPA, se autorizará y comunicará al solicitante cuando proceda y a la Comisión de Presupuesto de la Asamblea Nacional, para su conocimiento.

ARTÍCULO 198. ESCALA SALARIAL Y LÍMITE DE REMUNERACIÓN. La escala salarial para el nivel directivo de la Administración Pública quedará consignada conforme a la Estructura de Puestos aprobada para cada institución.

Con excepción del Presidente de la República, los Vicepresidentes, los Ministros de Estado y demás cargos contemplados por ley, ningún funcionario público podrá recibir en concepto de sueldo, gastos de representación o cualquier otra remuneración, una suma mayor que la asignada para el cargo de Viceministro de Estado, en cada concepto.

Quedan comprendidos dentro de la excepción que señala este artículo, los cargos que en forma expresa autorice el Órgano Ejecutivo, mediante decreto ejecutivo.

PARÁGRAFO. Sobre el monto total disponible del valor de las vacantes que se generen durante el año 2007, se aplicará una reducción del diez por ciento (10%), excluyendo el valor de las vacantes que corresponden a cargos regidos por leyes especiales, cargos de jefatura y los utilizados para dar continuidad al personal no permanente.

ARTÍCULO 199. PAGO DE VACACIONES. Solo se pagarán las vacaciones a funcionarios activos, cuando se haga uso del tiempo, y a los ex funcionarios, con cargo a créditos reconocidos, cuando la partida esté consignada en el Presupuesto.

Los funcionarios públicos que hayan acumulado más de dos meses de vacaciones, deberán hacer uso del excedente en forma programada.

El Órgano Ejecutivo podrá determinar lo conducente en cuanto a los Organismos de Seguridad del Estado.

ARTÍCULO 200. PROHIBICIÓN DE EJERCER UN CARGO ANTES DE LA TOMA DE POSESIÓN. Ninguna persona entrará a ejercer cargo público de carácter permanente, probatorio o transitorio, sin que antes haya tomado posesión del cargo, previa autorización del nombramiento mediante el Decreto o Resuelto de Personal correspondiente, y solo tendrá vigencia fiscal con posterioridad a la fecha de la toma de posesión.

Si un funcionario pasa a ocupar otro cargo público o recibe un ajuste salarial, recibirá la nueva remuneración desde la fecha de toma de posesión y en ningún caso tendrá efecto retroactivo.

Por razones de la necesidad de servicios, el personal que designe el Órgano Ejecutivo, al igual que el personal docente del Ministerio de Educación y de las Universidades Oficiales y los médicos y odontólogos internos y médicos residentes del Ministerio de Salud y de la Caja de Seguro Social, podrán iniciar sus servicios, antes de la formalización de su nombramiento, mediante una toma de posesión provisional, en la cual se constate el cargo, el número de posición, monto de los emolumentos, fecha de inicio de labores y las partidas presupuestarias correspondientes.

ARTÍCULO 201. **ACCIONES DE PERSONAL.** Las acciones de personal relativas a nombramientos, destituciones, ajustes salariales y ascensos emitidos por las instituciones del Gobierno Central, se presentarán al Ministerio de Economía y Finanzas para su revisión y al Presidente de la República, para su consideración y aprobación. Las acciones de personal de las instituciones del Sector Descentralizado se presentarán al Ministerio de Economía y Finanzas, para su revisión y autorización.

Se *exceptúan de esta norma* los nombramientos de Ministros, Viceministros, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Rectores y Vicerrectores y Administradores y Subadministradores Generales, que se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

Todas las acciones de personal (nombramientos, destituciones, ajustes salariales y ascensos) que realicen la Asamblea Nacional, la Contraloría General de la República, el Órgano Judicial, el Ministerio Público, el Tribunal Electoral, la Fiscalía General Electoral, la Caja de Seguro Social y la Superintendencia de Bancos se enviarán al Ministerio de Economía y Finanzas solo para su conocimiento y a la Contraloría General de la República para su pronta incorporación a la planilla correspondiente.

ARTÍCULO 202. **PERSONAL TRANSITORIO Y CONTINGENTE.** En los casos de nombramientos de personal transitorio y contingente, se requerirá la acción de personal mediante Resuelto Interno que será sometido a la fiscalización de la Contraloría General de la República.

Cuando se trate de nombramientos nuevos, la entidad correspondiente remitirá copia de dichas acciones de personal al Ministerio de Economía y Finanzas para su debido registro y control.

Cuando en cualquier caso se identifique inconsistencia en las partidas asignadas, el Ministerio de Economía y Finanzas comunicará a la entidad que emitió dicho Resuelto para que proceda con los ajustes correspondientes, y remitirá copia de dicho informe a la Contraloría General de la República.

El personal contingente se contratará por un periodo no mayor de seis meses y el transitorio por un periodo no mayor a doce meses, y ambos tipos de contrataciones expirarán con la vigencia fiscal.

La contratación del personal contingente y del transitorio se hará con base en el detalle de la Estructura de Puestos aprobada en la Ley de Presupuesto.

El personal asignado a proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tanto locales como externos, se imputará al objeto de gasto 004- Personal Transitorio para Inversiones.

PARÁGRAFO. Las instituciones del Sector Público que realicen nombramientos de personal transitorio y contingente, deberán incluir obligatoriamente el pago de las cuotas a la seguridad social cuando se confeccionen las planillas adicionales y eventuales.

ARTÍCULO 203. PROHIBICIÓN DE NOMBRAR PERSONAL INTERINO. No se podrá nombrar personal con carácter interino cuando el titular del cargo se encuentre en uso de vacaciones o de licencia con derecho a sueldo, con excepción de aquellos casos de funcionarios cuyas actividades están relacionadas directamente con la función de enseñanza-aprendizaje y de asistencia médica de las instituciones de educación y salud, respectivamente.

ARTÍCULO 204. SERVICIOS ESPECIALES. Comprenden los servicios prestados por profesionales, técnicos o personas naturales que no son empleados públicos, siempre que no se tengan cargos similares en la Estructura de Puestos de la entidad. Se podrá cargar a esta partida la contratación de funcionarios públicos, cuando éstos obtengan licencia sin sueldo en la institución donde laboran y sus servicios sean prestados en una institución distinta a la que concede la licencia.

Los honorarios mensuales para este tipo de contratación no excederán el monto equivalente de tres mil balboas (B/.3,000.00) mensuales, y la autorización se otorgará de acuerdo con el detalle incluido en el Presupuesto General del Estado. Aquellos contratos que por la calidad del servicio excedan el monto establecido, deberán contar con la autorización del Órgano Ejecutivo. Dichas contrataciones tendrán que reflejar la siguiente información: tipo de servicio especial requerido, número de meses y monto de la cuantía mensual y total, y la disponibilidad presupuestaria para cubrir las contribuciones a la seguridad social.

Los pagos de estos honorarios se podrán hacer mensualmente o en forma parcial contra informe de avance, y el pago final contra la aprobación del producto final de los servicios contratados, de acuerdo con la Estructura de Puestos, previamente autorizada y registrada por el Ministerio de Economía y Finanzas.

PARÁGRAFO. Los contratos por servicios especiales requerirán la autorización e incorporación en el sistema de registro presupuestario bajo la administración del Ministerio de Economía y Finanzas.

ARTÍCULO 205. **CONSULTORÍA.** La contratación de consultorías se ceñirá a los procedimientos contenidos en la Ley 22 de 2006, sobre Contratación Pública, y deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que cuenta con el financiamiento garantizado.

Los pagos de estos contratos se harán en forma parcial contra informe de avance y nota de aceptación satisfactoria, y el pago final contra la aprobación del producto final de los servicios contratados.

Los contratos de consultoría con profesionales o técnicos, personas naturales o jurídicas, nacionales o extranjeros, para la realización de estudios, investigaciones, diseños, supervisión de obras, capacitación y otros de similar naturaleza, se imputarán a la partida de Consultorías, y deberán definir los objetivos, las tareas que se van a realizar y el cronograma de actividades.

ARTÍCULO 206. **GASTOS DE REPRESENTACIÓN.** Solo tendrán derecho a gastos de representación los funcionarios que ocupen como titulares los cargos de: Presidente de la República; Vicepresidentes de la República; Ministros y Viceministros de Estado; Secretarios Generales; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Director y Subdirector Nacional de Asesoría Legal Parlamentaria; Director y Subdirector Nacional de Asesoría Legislativa; Rectores y Vicerrectores de las Universidades Oficiales; Procurador General de la Nación; Procurador de la Administración; Magistrados de la Corte Suprema de Justicia; Magistrados de los Tribunales Superiores y del Tribunal Electoral y el Fiscal General Electoral; Defensor del Pueblo; Contralor y Subcontralor General de la República; Gobernadores; Directores y Subdirectores Generales de las instituciones del Sector Descentralizado; Administradores y Subadministradores Generales de las instituciones del Sector Descentralizado; Gerentes y Subgerentes Generales de las instituciones del Sector Descentralizado; Director y Subdirector General de la Policía Nacional; Director y Subdirector General de la Policía Técnica Judicial; Director y Subdirector General del Servicio Aéreo Nacional; Director y Subdirector General del Servicio Marítimo Nacional; Secretario Ejecutivo del Consejo Nacional de Seguridad; Director y Subdirector del Servicio de Protección Institucional de la Presidencia de la República; Secretarios Ejecutivos Nacionales de la Presidencia de la República; Jefes de Misiones Diplomáticas; Directores y Subdirectores Nacionales;

Presidente, Secretario y Tesorero de los Consejos Provinciales de Coordinación; Directores Regionales y Provinciales; Comisionados, Subcomisionados, Mayores y Capitanes de la Policía Nacional, del Servicio Aéreo Nacional, del Servicio de Protección Institucional de la Presidencia de la República y aquellos cargos que por ley tengan derecho, siempre que en el Presupuesto se provea la correspondiente asignación. Los gastos de representación se pagarán a los funcionarios mientras ejerzan sus respectivos cargos. Durante la vigencia de la presente Ley, no podrán incrementarse los gastos de representación, respecto a la asignación original para el cargo ni crearse para cargos que no están expresamente citados en el párrafo anterior.

ARTÍCULO 207. **SOBRETIEMPO.** Solo se reconocerá remuneración por sobretiempo cuando el funcionario haya sido previamente autorizado por el jefe inmediato a laborar en horarios extraordinarios. Dicho sobretiempo solo se podrá autorizar cuando exista la disponibilidad en la partida presupuestaria correspondiente y no exceda del veinticinco por ciento (25%) de la jornada regular de acuerdo con las limitaciones y excepciones establecidas en las leyes [illegible]. Solo se pagará remuneración por trabajos extraordinarios efectivamente realizados [illegible] que no exceda el cincuenta por ciento (50%) del sueldo regular de [illegible] exceptuados de los límites anteriores los funcionarios del Tribunal Electoral cuando se requieran consultas populares y los funcionarios del Sector Salud cuando presten sus servicios en el interior del país.

ARTÍCULO 208. **VIÁTICOS EN EL INTERIOR DEL PAÍS.** Cuando se viaje en misión oficial dentro del territorio nacional, se reconocerán viáticos por concepto de alimentación y hospedaje de acuerdo con la siguiente tabla:

1. Para Ministros, Viceministros, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia y del Tribunal Electoral, Contralor y Subcontralor General, Fiscal General Electoral, Defensor del Pueblo, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las Universidades Oficiales: B/.65.00 diarios.

2. Para otros funcionarios públicos: B/.45.00 diarios.

Cuando la misión se cumpla en un día, solo se reconocerán como viáticos los gastos de transporte y alimentación. En caso de que deba cumplirse en el lugar habitual de trabajo, fuera de las horas laborables, podrá reconocerse el gasto de alimentación y transporte con cargo a dichas partidas. Estos pagos se harán de acuerdo con el Reglamento que establezcan las entidades, y en ningún caso excederán la tabla general de viáticos que establezca el Ministerio de Economía y Finanzas.

Los funcionarios públicos deberán rendir un informe a su superior jerárquico, de los resultados de la misión oficial realizada.

ARTÍCULO 209. VIÁTICOS EN EL EXTERIOR DEL PAÍS. En los casos en que sea necesario enviar a funcionarios públicos en misiones oficiales fuera del país, el titular de la institución pública que solicite la autorización para el viaje presentará al Ministerio de la Presidencia la petición de autorización con no menos de quince días de antelación a la fecha de partida. Esta autorización solamente será revocada por el Ministerio de la Presidencia. La solicitud debe tener la siguiente información: el nombre del funcionario que habrá de viajar; el país o los países que visitará; el objeto del viaje; los resultados esperados de la misión; el costo total del viaje, desglosando los gastos de transporte y de viáticos del funcionario, y el detalle de la ruta o itinerario de las líneas aéreas que se utilizarán. En los casos de los Órganos Legislativo y Judicial, así como del Ministerio Público y la Contraloría General de la República, solamente se le comunicará. Los viáticos serán los siguientes:

1. Para Ministros, Viceministros, Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional, Procurador General de la Nación, Procurador de la Administración, Magistrados de la Corte Suprema de Justicia y del Tribunal Electoral, Contralor y Subcontralor General de la República, Fiscal General Electoral, Defensor del Pueblo, Directores y Subdirectores Generales, Gerentes y Subgerentes Generales, Administradores y Subadministradores Generales y Rectores y Vicerrectores de las Universidades Oficiales:

Europa, Asia, África y Oceanía	B/.500.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.450.00 diarios.
México, Centroamérica, el Caribe y el resto de América Latina	B/.250.00 diarios.

2. Para otros funcionarios públicos:

Europa, Asia, África y Oceanía	B/.400.00 diarios.
Estados Unidos, Canadá, Argentina, Brasil y Chile	B/.300.00 diarios.
México, Centroamérica, el Caribe y resto de América Latina	B/.200.00 diarios.

Cuando un funcionario participe en un evento internacional, cuya duración no exceda de diez días laborables y la institución patrocinadora del exterior no cubra la totalidad de los viáticos, recibirá la diferencia del viático establecido para misiones oficiales. En los casos en que la institución patrocinadora del exterior cubra los gastos, se apoyará al funcionario con un diferencial del treinta por ciento (30%) del viático establecido para misiones oficiales.

Los funcionarios que reciban esta asignación deberán presentar un informe sustantivo sobre los resultados de la misión atendida a su regreso al país.

ARTÍCULO 210. VIAJES DE FUNCIONARIOS PÚBLICOS AL EXTERIOR. El Presidente y los Vicepresidentes de la República, los Ministros y Viceministros, los Diputados, el Secretario y los Subsecretarios Generales de la Asamblea Nacional, el Defensor del Pueblo, el Procurador General de la Nación, el Procurador de la Administración, los Magistrados de la Corte Suprema de Justicia y del Tribunal Electoral, el Fiscal General Electoral, el Contralor y el Subcontralor General de la República, los Embajadores, los Directores y Subdirectores Generales, los Gerentes y Subgerentes Generales, los Rectores y los Administradores y Subadministradores Generales de las entidades del sector descentralizado, cuando viajen al exterior en misión oficial, podrán hacerlo en clase ejecutiva. El resto de los funcionarios que viajen al exterior en misión oficial viajarán en clase económica.

Aquellos funcionarios que requieran viajar en una clase superior, deberán pagar la diferencia de su propio peculio.

ARTÍCULO 211. TRANSFERENCIAS A ENTIDADES DESCENTRALIZADAS. Las transferencias corrientes y de capital a favor de las entidades descentralizadas, se asignarán y ejecutarán a través del ministerio coordinador del sector para fines de registro e información sectorial.

ARTÍCULO 212. PAGO DE SERVICIOS BÁSICOS Y OBLIGACIONES A LA SEGURIDAD SOCIAL. La porción correspondiente al pago de los servicios básicos y de las obligaciones de la seguridad social, será retenida por el Ministerio de Economía y Finanzas para realizar los pagos centralizados, y los comprobantes se remitirán a las entidades para los registros contables pertinentes.

ARTÍCULO 213. TRANSFERENCIAS A PERSONAS NATURALES O JURÍDICAS. Cuando se trate de transferencias a personas naturales o jurídicas y a organismos internacionales, el ministerio respectivo autorizará la disposición de dichos recursos y llevará un registro y control de los desembolsos, de conformidad con las normas y procedimientos vigentes.

ARTÍCULO 214. INDEMNIZACIONES ORDENADAS POR LOS TRIBUNALES. Las sentencias de los tribunales que ordenen indemnizaciones son de obligatorio cumplimiento para las instituciones públicas. Para cumplir esta obligación, la respectiva institución podrá solicitar una transferencia de partida o un crédito adicional para cubrir tal erogación si no hubiese asignación para ese propósito. Cuando estas indemnizaciones causen erogación en más de un ejercicio fiscal, las partidas correspondientes deberán consignarse anualmente en el presupuesto de la institución pública respectiva hasta su cancelación.

ARTÍCULO 215. USO DE CELULARES. El gasto en concepto de celulares adquiridos para el servicio público, de acuerdo con los límites contratados, solo se reconocerá a los funcionarios que ejerzan los cargos de Presidente y Vicepresidentes de la República; Diputados, Secretario y Subsecretarios Generales de la Asamblea Nacional; Ministros y Viceministros de Estado; Gobernadores; Magistrados de la Corte Suprema de Justicia; Procurador General de la Nación; Procurador de la Administración; Contralor y Subcontralor General de la República; Defensor del Pueblo; Magistrados del Tribunal Electoral y Fiscal General Electoral; Directores y Subdirectores Generales, Gerentes y Subgerentes Generales; Administradores y Subadministradores Generales y Rectores, del sector descentralizado.

Cuando a otros funcionarios no descritos en el párrafo anterior, se les asigne esta facilidad, dicho gasto deberá ser cubierto de su propio peculio.

ARTÍCULO 216. COSTO DE LAS FRANQUICIAS TELEFÓNICAS. El costo de las franquicias telefónicas otorgadas mediante ley a servidores públicos o instituciones benéficas, en atención a la función pública o social que cumplen, será sufragado por el Estado mediante la inclusión en el Presupuesto General del Estado de las partidas presupuestarias pertinentes para hacer frente a dicho costo.

ARTÍCULO 217. ADQUISICIONES Y CONTRATOS MULTIANUALES. En las compras de medicamentos, de equipo e instrumental médico-quirúrgico, de laboratorio, sanitario, odontológico, de rayos x y otros similares, así como en los contratos de alquiler, de mantenimiento, de arrendamiento financiero y operativo, y de consultoría, cuya duración sea mayor de un año, se procederá como sigue:

1. La Institución sustentará, ante la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas, el tiempo estimado de los contratos por

adquisiciones de bienes y servicios y los pagos efectivos durante el transcurso de dicha ejecución, para cada vigencia fiscal.

2. El acto público se realizará por el valor total del contrato de la adquisición de bienes y servicios. El contrato indicará la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, y la obligación de la institución de incluir, en los presupuestos de las próximas vigencias fiscales, las partidas presupuestarias programadas por los montos a pagar en dichas vigencias.

SECCIÓN 3ª
EJECUCIÓN DE LAS INVERSIONES PÚBLICAS

ARTÍCULO 218. EJECUCIÓN DE INVERSIONES. La ejecución de inversiones se inicia con el llamado al acto público o la solicitud de excepción. Para tal fin, se deberá contar previamente con su autorización en el Presupuesto General del Estado y la disponibilidad de la partida presupuestaria correspondiente.

El llamado al acto público o la solicitud de excepción deberá indicar la partida presupuestaria con cargo a la cual se realizará el gasto. En los casos a que se refiere el artículo 23 de la Ley 22 de 2006, sobre Contratación Pública, se deberá contar previamente con la certificación del Ministerio de Economía y Finanzas de que el proyecto cuenta con el financiamiento garantizado.

ARTÍCULO 219. INVERSIONES PÚBLICAS POR CONTRATO. Las inversiones públicas se realizarán por contrato. Para este propósito, las instituciones ejecutoras prepararán o contratarán, con cargo al proyecto, los servicios de profesionales o técnicos y de firmas privadas para la confección de los correspondientes pliegos, planos, especificaciones y cronogramas de trabajo que servirán para la realización del acto público, y demás trámites pertinentes.

ARTÍCULO 220. INVERSIONES PÚBLICAS POR ADMINISTRACIÓN DIRECTA. En caso de urgencia, las inversiones podrán ejecutarse por administración directa. La institución ejecutora deberá contar, antes del inicio de la obra, con los planos terminados, el presupuesto de la obra y el cronograma de realizaciones. El personal asignado a las oficinas ejecutoras de proyectos se podrá contratar como personal contingente o transitorio con cargo al presupuesto de funcionamiento, y podrá permanecer hasta que concluya la ejecución del proyecto. En los casos de proyectos de inversión, cuyas fuentes de financiamiento involucren recursos tantos locales como externos, se viabiliza la utilización del objeto de gastos Personal Transitorio para Inversiones (004). La contratación requerida por servicios profesionales se hará con base en lo establecido en el artículo 204 de la presente Ley.

PARÁGRAFO. Los costos de la administración del proyecto, incluyendo al personal asignado, no excederá el treinta por ciento (30%) del monto total de la asignación anual del proyecto.

ARTÍCULO 221. ANTICIPO Y PAGO A CONTRATISTAS. No se autorizarán pagos sin la presentación de las cuentas debidamente examinadas por la Contraloría General de la República, sobre obras efectivamente realizadas o sobre sus avances. Cuando la ejecución del contrato o de la obra requiera de desembolsos anticipados, el pliego de cargos y especificaciones de la licitación pública así lo hará constar, al igual que el respectivo contrato de ejecución de obra, con indicación del requisito de constitución de la fianza de anticipo que deberá ser del ciento por ciento (100%) del valor anticipado.

ARTÍCULO 222. PAGO MEDIANTE CARTAS DE CRÉDITO. La forma de pago mediante el mecanismo de carta de crédito, tanto para compras locales como para compras en el exterior, se utilizará por parte del sector público cuando la naturaleza de la obra así lo amerite, siempre que el pliego de cargos de la respectiva licitación así lo haga constar y quede debidamente estipulado en el correspondiente contrato. La gestión para la apertura del crédito ante el Banco Nacional de Panamá deberá ser previamente autorizada por el Ministerio de Economía y Finanzas y refrendada por la Contraloría General de la República.

ARTÍCULO 223. INVERSIONES MULTIANUALES. Para los efectos de Proyectos de inversión de duración mayor de un año, se procederá como sigue:

1. La institución, junto con la Dirección de Presupuesto de la Nación y de Programación de Inversiones, del Ministerio de Economía y Finanzas, estimarán el tiempo de ejecución del proyecto y los pagos efectivos durante el transcurso de ejecución de este.
2. La licitación pública se realizará por la totalidad del proyecto, y el contrato entre el Estado y el contratista incluirá la partida presupuestaria correspondiente al pago estimado para la vigencia en curso, debidamente certificada por la Dirección de Presupuesto de la Nación. De igual forma, el contrato deberá incluir una cláusula que obliga a la institución, y por ende al Estado, a incluir en los presupuestos de la institución de las próximas vigencias fiscales los recursos financieros programados a pagar durante esas vigencias correspondientes. Estos proyectos tendrán prioridad sobre cualquier otro proyecto, y la institución estará obligada a ejecutar el proyecto en forma prioritaria. El Ministerio de Economía y Finanzas, de igual forma, a través

del Presupuesto General del Estado de las vigencias fiscales correspondientes, honrará las obligaciones contraídas y les dará prioridad a los proyectos en ejecución.

ARTÍCULO 224. AUMENTO DEL COSTO DE LA INVERSIÓN. Los aumentos del costo total de un proyecto de inversión, debidamente justificados por razones técnicas no previstas en los planos y especificaciones originales, deberán contar previamente con las asignaciones presupuestarias respectivas.

PARÁGRAFO. En los contratos que tengan como garantía adicional la retención de un porcentaje de las cuentas presentadas por avance de obras, se podrá devolver esta retención al contratista cuando se compruebe que el alcance del contrato original se ha cumplido, aun cuando queden pendientes la aprobación y autorización de acuerdos suplementarios que hubiesen sido acordados.

ARTÍCULO 225. INVERSIONES DE DESARROLLO LOCAL Y OBRAS COMUNITARIAS. Las transferencias de capital del presupuesto de inversión correspondiente a los Proyectos de Desarrollo Local y Obras Comunitarias, serán asignadas en forma igualitaria y desembolsadas de acuerdo con los avances de ejecución de obras y de los ingresos recaudados.

ARTÍCULO 226. REGISTRO DE GASTOS EN LOS PROYECTOS DE INVERSIÓN. Los desembolsos de los fondos a través de convenios de empréstitos o donaciones deberán ingresar a la Cuenta del Tesoro Nacional para efectos de registro y, posteriormente, podrán ser depositados en las cuentas indicadas en dichos convenios o donaciones, para los efectos de su administración.

No se registrarán gastos en los proyectos de inversión con financiamiento local, si previamente no se han recibido los desembolsos correspondientes.

ARTÍCULO 227. REGISTRO DE LAS INVERSIONES DEL BANCO NACIONAL DE PANAMÁ Y LA CAJA DE AHORROS. Por la naturaleza de las inversiones que realizan el Banco Nacional de Panamá y la Caja de Ahorros, los cuales compiten en el mercado financiero, se autoriza para que ambas entidades en su Programa de Inversiones realicen las modificaciones en ejecución de las asignaciones presupuestarias, con la finalidad de mantener el equilibrio entre los gastos y el presupuesto autorizado. De igual manera, esta medida se aplicará a los intereses que se pagan a los cuentahabientes de ambas entidades financieras.

ARTÍCULO 228. CONTRATOS DE PRÉSTAMOS EXTERNOS. Los pliegos de cargos y demás documentos de las licitaciones para la ejecución de obras o adquisición de bienes y servicios, financiados con fondos provenientes de contratos de préstamos con organismos financieros internacionales o gobiernos extranjeros, podrán incluir las normas y procedimientos previstos en dichos contratos.

PARÁGRAFO. Solamente se comprometerá el pago con fuente externa cuando se haya recibido el desembolso o esté garantizada su recepción oficialmente.

SECCIÓN 4ª
MODIFICACIONES AL PRESUPUESTO

ARTÍCULO 229. TRASLADO DE PARTIDA. El traslado de partida es la transferencia de recursos de partidas del Presupuesto, con saldo disponible de fondos o sin utilizar, a otras que se hayan quedado con saldos insuficientes o que no tengan asignación presupuestaria.

Los traslados de partidas se podrán realizar entre el 15 de enero y el 30 de noviembre; no obstante, podrán realizarse en cualquier época del año en el caso de obras de inversiones y gastos para la atención de servicios sociales.

Las instituciones públicas presentarán las solicitudes de traslados de saldos disponibles de fondos entre las partidas presupuestarias al Ministerio de Economía y Finanzas, el cual autorizará o no la correspondiente solicitud, previa verificación de la efectiva disponibilidad de los saldos no comprometidos. Los traslados de partidas de trescientos mil balboas (B/.300,000.00) o más se remitirán a la Comisión de Presupuesto de la Asamblea Nacional para su consideración. Si la Comisión de Presupuesto no realiza ninguna actuación dentro de los ocho días hábiles siguientes al recibo de la solicitud, se entenderá que ha sido aprobada la modificación correspondiente. Si por el contrario, la Comisión de Presupuesto realiza actuación, se suspende el término, y se comunicará a la Dirección de Presupuesto de la Nación del Ministerio de Economía y Finanzas y a la entidad solicitante, hasta tanto la entidad solicitante realice la sustentación ante la Comisión, que la aprobará o la rechazará.

La documentación correspondiente a los traslados de partidas menores de trescientos mil balboas (B/.300,000.00) se remitirá a la Comisión de Presupuesto de la Asamblea Nacional. Esta Comisión podrá hacer las citaciones a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 1. En los casos de emergencia nacional declarada por el Consejo de Gabinete mediante Resolución, se faculta al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, para realizar traslados de partidas con el fin de hacerle frente a dicha emergencia, por un monto de hasta un millón de balboas (B/.1,000,000.00). La documentación correspondiente se remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento. Esta Comisión podrá citar a las instituciones solicitantes cuando considere necesario requerir una sustentación de estos traslados.

PARÁGRAFO 2. No se podrá dividir el objeto de gasto de la partida presupuestaria en partes o grupos, con el fin de que el monto objeto del traslado no alcance los trescientos mil balboas (B/.300,000.00).

ARTÍCULO 230. LIMITACIONES A LOS TRASLADOS DE PARTIDAS. Las solicitudes de traslados de saldos de las partidas de gastos deberán ajustarse a las siguientes normas:

1. Los saldos de las partidas de gastos de funcionamiento podrán ser trasladados entre sí, con excepción de los saldos de las partidas de sueldos fijos, de servicios básicos, de cuotas a organismos internacionales, de contribuciones a la Caja de Seguro Social y del Servicio de la Deuda Pública, cuando corresponda a ahorros comprobados, los cuales serán aprobados por el Ministerio de Economía y Finanzas.
2. Los saldos de las partidas de funcionamiento podrán reforzar proyectos de inversión; no obstante, las partidas de inversión no podrán trasladarse para reforzar partidas de funcionamiento.
3. Los saldos de las partidas de inversiones podrán trasladarse entre sí.
4. Se prohíbe trasladar saldos disponibles para reforzar las partidas del objeto del gasto codificadas en el grupo de Asignaciones Globales, con excepción de los Gastos del Servicio Exterior.

ARTÍCULO 231. CRÉDITOS ADICIONALES. Los créditos adicionales son aquellos que aumentan el monto del Presupuesto General del Estado y se dividen en dos clases: extraordinarios y suplementarios. Los extraordinarios son aquellos que se aprueban con el fin de atender causas imprevistas y urgentes, así como los gastos que demanden la creación de un servicio y/o proyecto no previsto en el Presupuesto. Los suplementarios, aquellos destinados a proveer la insuficiencia en las partidas existentes en el Presupuesto.

ARTÍCULO 232. VIABILIDAD DE LOS CRÉDITOS ADICIONALES. Los créditos adicionales serán viables cuando exista un superávit o excedente real en el Presupuesto de Ingresos, cuando exista un ingreso que no haya sido incluido en el Presupuesto o cuando se cree uno nuevo.

ARTÍCULO 233. **PLAZOS PARA LOS CRÉDITOS ADICIONALES.** Los créditos adicionales que se generen en las instituciones públicas se solicitarán al Órgano Ejecutivo, a través del Ministerio de Economía y Finanzas, acompañados de una justificación que permita a este Ministerio realizar un análisis evaluativo de su viabilidad. En el caso de las entidades del Sector Descentralizado, se deberá incluir la resolución de aprobación de la respectiva Junta Directiva. Las solicitudes se podrán presentar, entre el 1 de febrero y el 15 de octubre del año de la vigencia del Presupuesto, al Ministerio de Economía y Finanzas, y a la Comisión de Presupuesto de la Asamblea Nacional hasta el 30 de octubre, a fin de ser votadas por esta.

El Consejo Económico Nacional y el Consejo de Gabinete, según lo que corresponda, por solicitud expresa del Presidente de la República, están facultados para considerar créditos adicionales fuera de los periodos estipulados en este artículo, y la Comisión de Presupuesto de la Asamblea Nacional estará facultada para darle el trámite correspondiente.

ARTÍCULO 234. **PROCEDIMIENTO DE LOS CRÉDITOS ADICIONALES.** Las instituciones públicas presentarán las solicitudes de créditos adicionales al Ministerio de Economía y Finanzas, el cual elaborará el Proyecto de Resolución.

Cuando el Proyecto de Resolución recomendado no exceda un monto de tres millones de balboas (B/.3,000,000.00), será remitido al Consejo Económico Nacional para su aprobación y, posteriormente, junto con el informe sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, se someterá a la aprobación final de la Comisión de Presupuesto de la Asamblea Nacional. Cuando el Proyecto de Resolución recomendado exceda un monto de tres millones de balboas (B/.3,000,000.00), se remitirá al Consejo Económico Nacional para que emita su opinión favorable; posteriormente, junto con el informe favorable sobre la viabilidad financiera y conveniencia de la Contraloría General de la República, será remitido para la aprobación del Consejo de Gabinete, que lo remitirá a la Comisión de Presupuesto de la Asamblea Nacional para su aprobación o rechazo.

La Contraloría General de la República deberá pronunciarse por escrito sobre la viabilidad financiera y la conveniencia, en un plazo no mayor de quince días hábiles, contado desde la fecha en que recibe la documentación enviada por el Ministerio de Economía y Finanzas.

ARTÍCULO 235. **MODIFICACIONES PRESUPUESTARIAS ENTRE INSTITUCIONES.** El Ministerio de Economía y Finanzas podrá tramitar modificaciones al Presupuesto

General del Estado, a través de la Dirección de Presupuesto de la Nación, por medio de la reducción del monto de una o más instituciones, con el propósito de incrementar la asignación de otra u otras, mediante el procedimiento de traslado de partidas.

ARTÍCULO 236. MODIFICACIÓN A LA ESTRUCTURA DE PUESTOS. Las modificaciones a la estructura de puestos que requieran las instituciones públicas, deberán ser solicitadas al Ministerio de Economía y Finanzas, a partir del 15 de enero hasta el 15 de septiembre, a fin de eliminar posiciones vacantes, crear posiciones nuevas, modificar posiciones existentes y asignar dietas y sobresueldos debidamente autorizados. El Ministerio de Economía y Finanzas enviará a la Comisión de Presupuesto de la Asamblea Nacional la documentación correspondiente para su conocimiento.


REPUBLICA DE PANAMA

El monto de los aumentos y creaciones contemplados en los cambios de la estructura de puestos solo podrán ser financiados mediante la disminución y eliminación de puestos.

Cuando la modificación a la estructura de puestos solicitada conlleva un traslado de partida, este podrá ser tramitado simultáneamente con su solicitud de modificación.

En el caso de las solicitudes que incluyan cargos bajo el régimen de carrera administrativa, deberán adjuntar la recomendación favorable de la Dirección General de Carrera Administrativa. El Ministerio de Economía y Finanzas determinará la forma en que dichas solicitudes serán presentadas mediante el procedimiento de resoluciones.

CAPÍTULO III
SEGUIMIENTO Y EVALUACIÓN DEL PRESUPUESTO

ARTÍCULO 237. SEGUIMIENTO Y EVALUACIÓN. Seguimiento es verificar si la ejecución del Presupuesto se está realizando de acuerdo con los planes, programas, proyectos y decisiones, e identificar problemas y solucionarlos. Evaluación es verificar si los resultados obtenidos y logros alcanzados han sido oportunos y a costos razonables, y reajustar los programas si es indispensable.

ARTÍCULO 238. PROCEDIMIENTO. El Ministerio de Economía y Finanzas realizará el seguimiento y la evaluación de los programas incluidos en el Presupuesto General del Estado, para asegurar que su avance físico y financiero corresponda a lo previsto.

En caso de que se determine atraso en los calendarios de ejecución preparados por las propias instituciones ejecutoras, el Ministerio de Economía y Finanzas podrá retener los pagos, con base en las asignaciones mensuales establecidas, hasta que se solucionen los problemas que obstaculizan la ejecución del Presupuesto.

El Ministerio de Economía y Finanzas dará seguimiento a la ejecución financiera del sector público, y si en cualquier época del año considera fundadamente que el total de los ingresos disponibles pueda ser inferior al total de los gastos autorizados en el Presupuesto General del Estado, presentará un plan de contención del gasto público al Consejo de Gabinete para su aprobación y posterior comunicación a las instituciones públicas. Este plan también podrá ser aprobado mediante Resolución Ejecutiva, con el concepto favorable de la Comisión de Presupuesto de la Asamblea Nacional, para lo cual el Órgano Ejecutivo remitirá toda la documentación necesaria a dicha Comisión.

El Ministerio de Economía y Finanzas también podrá presentar al Órgano Ejecutivo un plan de reducción del gasto público, cuando en cualquier época del año los ingresos efectivamente recaudados sean inferiores a los presupuestados y no exista previsión para solventar tal condición. Este plan será sometido a la aprobación del Consejo de Gabinete y a la Comisión de Presupuesto de la Asamblea Nacional, para la correspondiente modificación del Presupuesto General del Estado.

PARÁGRAFO PRIMERO. Los ajustes por contención o reducción del gasto a los presupuestos del Órgano Legislativo, del Órgano Judicial, del Ministerio Público, del Tribunal Electoral, de la Defensoría del Pueblo y de la Contraloría General de la República, no serán porcentualmente superiores en cada una de estas instituciones al ajuste del Presupuesto General del Estado, y afectarán los renglones que estas determinen, respetando los gastos de forzoso cumplimiento.

PARÁGRAFO SEGUNDO. Desde el año fiscal en que se inicie un presupuesto de elecciones con miras a la realización de estas y hasta el año fiscal en que se celebren, el Tribunal Electoral queda exceptuado de la aplicación de esta norma restrictiva. Durante este periodo, el Tribunal Electoral tendrá siempre a su disposición las partidas que le hubieran sido aprobadas en el Presupuesto General del Estado.

ARTÍCULO 239. PLAZOS E INFORMES. Las instituciones públicas remitirán al Ministerio de Economía y Finanzas, a la Contraloría General de la República y a la Comisión de Presupuesto de la Asamblea Nacional, dentro de los primeros veinte días de cada mes, un informe que muestre la ejecución presupuestaria con todos los detalles que sean solicitados, especialmente la información referente a sus ingresos, gastos, inversiones, deuda pública, flujo de caja, gestión administrativa, indicadores de gestión, logros programáticos y volúmenes de trabajo. En adición y dentro de los primeros veinte días del vencimiento de cada trimestre, presentarán a estas instituciones una copia de sus estados financieros.

Con base en lo anterior, el Ministerio de Economía y Finanzas, junto con la Contraloría General de la República, presentará a la Presidencia de la República y a la Comisión de Presupuesto de la Asamblea Nacional un informe trimestral analítico consolidado sobre la Ejecución Presupuestaria del Sector Público dentro de los cuarenta y cinco días siguientes a la terminación del trimestre correspondiente. El Ministerio de Economía y Finanzas presentará el Informe Trimestral de Ejecución Física y Financiera de las Inversiones del Sector Público, que incluye las inversiones financiadas por el Fondo Fiduciario para el Desarrollo. La ejecución presupuestaria de los egresos o gastos deberá reflejar los compromisos registrados en la contabilidad presupuestaria a la fecha de presentación del informe, ajustados los gastos contingentes que se hayan comprometido.



La Contraloría General de la República presentará al Órgano Ejecutivo y al Órgano Legislativo un informe trimestral sobre el estado financiero de la Administración Pública, sin perjuicio de hacerlo con mayor frecuencia cuando las circunstancias lo ameriten o cuando le sean requeridos por [illegible]. Por su parte, el Ministerio de Economía y Finanzas presentará trimestralmente a la Comisión de Presupuesto un informe sobre el Estado de la Deuda Pública y su [illegible]. Estos informes se presentarán dentro de los cuarenta y cinco días siguientes a la terminación del [illegible] trimestre.

CAPÍTULO [illegible]

CIERRE Y LIQUIDACIÓN DEL PRESUPUESTO

ARTÍCULO 240. CIERRE PRESUPUESTARIO. Cierre es la finalización de la vigencia presupuestaria anual después de la cual no se registra recaudación de ingresos ni se realiza compromiso de gastos con cargo al Presupuesto clausurado. El cierre se realizará el 31 de diciembre del 2007.

El Ministerio de Economía y Finanzas presentará el informe de cierre a la Comisión de Presupuesto de la Asamblea Nacional para analizar el cumplimiento en la ejecución del Presupuesto General del Estado, a más tardar dentro de los sesenta días siguientes al cierre fiscal.

ARTÍCULO 241. RESERVA DE CAJA. Con el propósito de facilitar el cierre del Presupuesto, las instituciones públicas deberán solicitar al Ministerio de Economía y Finanzas, reservas de caja de los compromisos devengados existentes al 31 de diciembre, estos deben ser pagados a más tardar el último día laborable del mes de marzo del siguiente año.

Para el caso de proyectos o cuentas que cubren más de una vigencia, las instituciones deberán incluir en las solicitudes de reserva, solamente los compromisos a pagar durante el año de la vigencia presupuestaria.

ARTÍCULO 242. LIQUIDACIÓN PRESUPUESTARIA. Liquidación es el conocimiento de los resultados de la ejecución presupuestaria de la situación financiera del Sector Público. La liquidación del Presupuesto del 2007 se realizará hasta el 30 de abril del año 2008.

Corresponde al Ministerio de Economía y Finanzas, coordinadamente con la Contraloría General de la República, realizar la liquidación del Presupuesto General del Estado, en base a los informes presentados por las entidades públicas y a la información proporcionada por la Contabilidad Gubernamental.

ARTÍCULO 243. SALDO EN CAJA LIBRE. Es la disponibilidad financiera de recursos, menos las reservas de caja autorizadas por el Ministerio de Economía y Finanzas.

CAPÍTULO [illegible]

DISPOSICIONES VARIAS

ARTÍCULO 244. PRESENTACIÓN DE ANTEPROYECTO DE PRESUPUESTO. Las instituciones públicas presentarán al Ministerio de Economía y Finanzas su anteproyecto de presupuesto para cada vigencia fiscal, a más tardar el 30 de junio de cada año. A las entidades que no cumplan con esta disposición, se les tomará como anteproyecto la cifra preliminar que presenta el Ministerio de Economía y Finanzas a través de la Dirección de Presupuesto de la Nación.

El anteproyecto de presupuesto deberá incluir los indicadores de gestión, los objetivos y metas programáticas vinculadas con los recursos, así como las proyecciones de ingresos y gastos de funcionamiento e inversión, a mediano plazo, para un periodo no menor de tres años adicionales.

ARTÍCULO 245. MODIFICACIÓN A LA ESTRUCTURA PROGRAMÁTICA. Las instituciones públicas podrán solicitar al Ministerio de Economía y Finanzas, a partir del 1 de febrero hasta el 30 de abril, modificaciones a su estructura programática, a través de la Dirección de Presupuesto de la Nación, que las evaluará y recomendará.

ARTÍCULO 246. TRASLADOS DE FUNCIONARIOS ENTRE ENTIDADES DEL ESTADO. Del 15 de enero hasta el 30 de junio y previa consulta a la Dirección General de

Carrera Administrativa, el servidor público nombrado para prestar servicios en una entidad del Estado, que es requerido por otra, podrá ser transferido a esta última mediante la solicitud formulada al Ministerio de Economía y Finanzas por la institución interesada, la aceptación de la institución que hizo el nombramiento y el consentimiento del funcionario afectado. El Ministerio de Economía y Finanzas preparará la resolución ejecutiva correspondiente con el detalle de las afectaciones presupuestarias y, una vez aprobada, comunicará la acción a las entidades involucradas y a la Contraloría General de la República. La ejecución de esta decisión requerirá únicamente de la aprobación del Presidente de la República y del acta de inicio de labores correspondiente.

ARTÍCULO 247. AUTORIZACIÓN PARA DESCUENTOS MENSUALES DE LAS CUENTAS CORRIENTES DE LAS INSTITUCIONES. Se autoriza al Ministerio de Economía y Finanzas para que instruya al Banco Nacional de Panamá a descontar mensualmente, de las cuentas corrientes de las instituciones públicas, las sumas de dinero correspondientes a su cuenta de consumo de servicios básicos, contribuciones a la seguridad social y aportes al Gobierno Central.

Se incluyen en esta disposición las transferencias o aportes a favor de instituciones públicas, consignadas en los presupuestos de las instituciones receptoras como parte de sus ingresos, así como las establecidas por leyes especiales.

ARTÍCULO 248. COMPENSACIÓN DE CRÉDITOS Y DÉBITOS ENTRE INSTITUCIONES PÚBLICAS. Se autoriza la compensación de créditos a favor y deudas a cargo del Gobierno Central, entre este y las entidades del Sector Descentralizado, y de estas entre sí. La autorización para la compensación en referencia estará a cargo del Órgano Ejecutivo a través del Consejo de Gabinete. Para hacer efectiva esta disposición, deberá cumplirse con los mecanismos presupuestarios correspondientes .

A los efectos de cumplir con los trámites de compensación antes señalados, el Ministerio de Economía y Finanzas, junto con las entidades afectadas, acordará el procedimiento apropiado para los ajustes y registros necesarios. Este procedimiento deberá ser notificado a la Contraloría General de la República y a la Comisión de Presupuesto.

ARTÍCULO 249. INFORME SOBRE POLÍTICAS Y SISTEMA SALARIAL. Con el propósito de conformar una base de datos central del sistema presupuestario y salarial, las instituciones públicas deberán remitir al Ministerio de Economía y Finanzas, mensualmente, y a la Comisión de Presupuesto de la Asamblea Nacional copias de sus respectivos sistemas de planilla con la siguiente información:

1. Datos básicos individuales de cada funcionario.
2. Clase ocupacional a la que pertenece el funcionario.

3. Carrera y régimen al que pertenece.
4. Unidad organizativa a la que pertenece.
5. Clasificación presupuestaria programática del cargo.
6. Conceptos e importes pagados según la planilla.

PARÁGRAFO. La Dirección General de Carrera Administrativa tendrá acceso a esta información. Se faculta al Ministerio de Economía y Finanzas para que establezca los procedimientos necesarios, a efecto de cumplir con esta disposición.

ARTÍCULO 250. MANUAL DE ORGANIZACIÓN Y DE CLASES OCUPACIONALES. Las instituciones del sector público deberán actualizar sus respectivos manuales institucionales de organización y de clases ocupacionales, según la metodología adoptada por el Ministerio de Economía y Finanzas y la Dirección General de Carrera Administrativa, en lo que corresponde al Manual de Clases Ocupacionales.

La actualización de ambos manuales será adoptada para la elaboración de los subsiguientes presupuestos.

ARTÍCULO 251. MODIFICACIÓN A LA ESTRUCTURA ORGANIZATIVA. Las instituciones del sector público podrán solicitar al Ministerio de Economía y Finanzas, modificaciones a su estructura organizativa, a través de la Dirección de Desarrollo Institucional del Estado, que la evaluará para tal fin.

ARTÍCULO 252. CONTROL PREVIO. Para los efectos de esta Ley, se entiende por Control Previo la fiscalización y el análisis de las actuaciones administrativas que afectan o puedan afectar un patrimonio público, antes de que tal afectación se produzca, a fin de lograr que se realicen con corrección y dentro de los marcos legales. Para tal fin, la Contraloría General de la República, a través del funcionario que la represente, consignará su conformidad con acto de manejo mediante su refrendo, una vez se compruebe que cumple con los requisitos legales necesarios. Por el contrario, cuando medien razones jurídicas objetivas que ameriten la oposición de la Contraloría a que el acto se emita, el representante de dicha institución improbará el acto por escrito e indicará al funcionario u organismo encargado de emitirlo las razones en que se funda tal improbación.

El Control Objetivo o Previo se limitará a la verificación de la partida de gasto autorizada por la Ley de Presupuesto General del Estado y las normas legales aplicables. Este control se aplicará en los contratos y actos públicos, de conformidad con la legislación correspondiente.

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Exhibit Index is on page:
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ARTÍCULO 253. INVERSIONES SOCIALES A TRAVÉS DEL PROGRAMA DE DINAMIZACIÓN. Las inversiones públicas podrán ejecutarse a través del Programa de Dinamización de Inversiones para aplicar las normas del Convenio con el Programa de las Naciones Unidas para el Desarrollo (PNUD), o cualesquiera otros programas que autorice el Órgano Ejecutivo.

ARTÍCULO 254. SALDO DE VIGENCIA DE SEGURO EDUCATIVO. La Contraloría General de la República, según lo establecido en la Ley 49 de 2002, que modifica artículos del Decreto de Gabinete 168 de 1971, sobre el Seguro Educativo, modificado por las Leyes 13 y 16 de 1987, deberá certificar, a más tardar el 15 de enero del año 2007, sobre el excedente del Seguro Educativo existente, al Ministerio de Economía y Finanzas y al Ministerio de Educación, para que puedan proceder a incluir dichas sumas en el presupuesto y para los fines propuestos por la Ley 49 de 2002.

ARTÍCULO 255. AFECTACIONES PRESUPUESTARIAS. Todas las afectaciones presupuestarias que realicen las instituciones públicas, deberán ser imputadas a los objetos de gastos establecidos en el Manual de Clasificaciones Presupuestarias del Gasto Público, autorizado por el Ministerio de Economía y Finanzas.

ARTÍCULO 256. APLICACIÓN DE LAS NORMAS. Se autoriza al Ministerio de Economía y Finanzas y a la Contraloría General de la República para que, mediante instructivos, circulares y cualquier otra forma de comunicación que estimen apropiada, instruyan a las instituciones públicas sobre la correcta aplicación de estas Normas Generales de Administración Presupuestaria. Dichas comunicaciones serán remitidas igualmente a la Comisión de Presupuesto de la Asamblea Nacional para su conocimiento.

ARTÍCULO 257. VIGENCIA DE LEY. Esta Ley comenzará a regir desde el 1 de enero del 2007.

COMUNÍQUESE Y CÚMPLASE.

Aprobada en tercer debate, en el Palacio Justo Arosemena, ciudad de Panamá a los 14 días del mes de diciembre del año dos mil seis.

El Presidente,



Elías A. Castillo G.

El Secretario General,



Carlos José Smith S.

ORGANO EJECUTIVO NACIONAL. PRESIDENCIA DE LA REPUBLICA.
PANAMA, REPUBLICA DE PANAMA, 20 DE DICIEMBRE DE 2006.

END



MARTÍN TORRIJOS ESPINO
Presidente de la República



CARLOS VALLARINO R.
Ministro de Economía y Finanzas

Total No. of Pages: 117
Exhibit Index is on page: 3
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